STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition period from _________ to _________.

Commission file number: 0-31265

TELIK, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**93-0987903**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3165 Porter Drive, Palo Alto, CA 94304
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (650) 845-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	**Nasdaq Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this Chapter) is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $28,449,422 as of June 30, 2008, based upon the closing sale price on the Nasdaq Global Market reported on June 30, 2008. The calculation excludes approximately 29,701,333 shares held by directors, officers and stockholders whose ownership exceeded five percent of the Registrant's outstanding Common Stock as of June 30, 2008. Exclusion of these shares should not be construed to indicate that such person controls, is controlled by or is under common control with the Registrant. The determination of affiliate status for the purposes of this calculation is not necessarily a conclusive determination for other purposes.

There were 53,289,577 shares of Registrant's Common Stock issued and outstanding as of February 20, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III incorporate information by reference from the definitive proxy statement to be filed on or before April 30, 2009 with the Securities and Exchange Commission pursuant to Regulation 14A for the Registrant's Annual Meeting of Stockholders. Except with respect to the information specifically incorporated by reference in this Form 10-K, the proxy statement is not deemed to be filed as part hereof.

TELIK, INC.
2008 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

This Annual Report on Form 10-K, including the documents that we incorporate by reference, contains statements indicating expectations about future performance and other forward-looking statements that involve risks and uncertainties. We usually use words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "future," "intend," "potential," or "continue" or the negative of these terms or similar expressions to identify forward-looking statements. These statements appear throughout this Annual Report on Form 10-K and are statements regarding our current intent, belief, or expectation, primarily with respect to our operations and related industry developments. Examples of these statements include, but are not limited to, statements regarding the following: the implications of interim or final results of our Phase 2 clinical and Phase 3 registration trials, the progress and timing of our research programs, including clinical testing, our anticipated timing for filing additional IND, or Investigational New Drug, applications with the United States Food and Drug Administration for the initiation or completion of Phase 1, Phase 2 or Phase 3 testing for any of our product candidates, the extent to which our issued and pending patents may protect our products and technology, our ability to identify new product candidates using TRAP technology (our proprietary Target-Related Affinity Profiling technology, which is discussed below), the potential of such product candidates to lead to the development of safer or more effective therapies, our ability to develop the technology derived from our collaborations and to enter into additional collaborations, our future operating expenses, our future losses, our future expenditures for research and development, the sufficiency of our cash resources to fund current and future operations. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the section of Item 1A entitled "Risk Factors," and elsewhere in this Annual Report. Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

TELIK, the Telik logo, TRAP, TELCYTA and TELINTRA are trademarks or registered trademarks of Telik, Inc. All other brand names or trademarks appearing in this Annual Report are the property of their respective holders.

PART I

Item 1. Business.

Overview

Our Business and Strategy

Telik, Inc. was incorporated in Delaware in 1988 and is a clinical-stage drug development company focused on discovering and developing small molecule drugs to treat cancer and inflammatory diseases. We discovered our product candidates using our proprietary drug discovery technology, Target-Related Affinity Profiling, or TRAP, which we believe enables the rapid and efficient discovery of small molecule product candidates. Our business strategy is to:

- Utilize our proprietary TRAP drug discovery platform to provide a pipeline of future product development candidates;
- Develop a portfolio of small molecule product candidates to address unmet needs in the areas of cancer and inflammatory diseases;
- Advance TELINTRA through Phase 2 clinical studies, and after obtaining clinical data, enter into a partnership with a pharmaceutical or biotechnology company to assist in further development and commercialization;
- Seek a partnership for TELCYTA for further development and commercialization;
- Advance new product candidates or indications into the clinic; and
- License early product candidates, discovered through TRAP, which are outside our therapeutic focus, to other companies for development and commercialization.

Clinical Product Development

TELCYTA, our first product candidate is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA binds to glutathione S-transferase P1-1, or GST P1-1, a protein that is elevated in many human cancers, such as ovarian, non-small cell lung, colorectal, breast and other types of cancer. GST P1-1 levels are often further elevated following treatment with many standard chemotherapy drugs and this elevation is associated with the development of resistance to these drugs. When TELCYTA binds to GST P1-1 inside a cancer cell, a chemical reaction occurs, releasing fragments of TELCYTA that cause programmed cancer cell death, or apoptosis.

TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. We recently completed a multi-center, randomized clinical study of 125 patients of TELCYTA in combination with liposomal doxorubicin versus liposomal doxorubicin as second line therapy in platinum refractory or resistant ovarian cancer and announced top-line results on October 29, 2008. We intend to seek a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA.

TELINTRA, our second product candidate, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1. We are developing TELINTRA for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. Decreased blood cell levels, especially of white cells, occur as a common side effect of cancer chemotherapy and render the already weakened cancer patient susceptible to life-threatening infections. Myelodysplastic syndrome, or MDS, is a disease characterized by defects in the blood-producing cells of the bone marrow, in which low blood cell levels also occur. In May 2008, we initiated two randomized Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with

MDS and the other for the treatment of chemotherapy induced neutropenia, or CIN, in patients with locally advanced or metastatic non-small cell lung cancer receiving first-line chemotherapy. Both of these trials are enrolling patients. The trial for MDS is intended to enroll 86 patients and the trial for CIN is intended to enroll 135 patients.

Pre-clinical Drug Product Development

TLK58747 is a novel metabolically activated cytotoxic small molecule that we identified as a new product candidate in 2006. TLK58747 causes apoptosis and G2/M cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. In pre-clinical testing, it has shown significant anti-tumor activity in human breast, pancreatic, brain and colon tumors in pre-clinical models of human cancer when administered either orally or by injection. We are conducting the required preclinical safety studies that if successful may support the potential filing of an Investigational New Drug, or IND, application with the FDA.

We currently have a small molecule compound inhibiting both Aurora kinase and VEGFR2 kinase in pre-clinical development. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while vascular endothelial growth factor receptor, or VEGFR, plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. A development drug product candidate, TLK60404, has been selected, We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

C243, our lead antagonist of monocyte chemotactic protein -1, or MCP-1, is a small molecule that has been shown to prevent leukocyte infiltration, a process linked to tissue injury in chronic autoimmune and inflammatory diseases such as multiple sclerosis, rheumatoid arthritis and atherosclerosis. In February 2007, we announced an agreement with SRI International, or SRI, under which SRI will fund and conduct preclinical studies of C243 for the potential treatment of multiple sclerosis and other autoimmune and inflammatory diseases.

Clinical Product Development Programs

Our two most advanced product candidates, TELCYTA and TELINTRA, are being developed to treat cancers for which there is significant demand for new therapies. Cancer is the second most common cause of death in the United States according to the American Cancer Society's 2008 Cancer Facts and Figures. The five-year survival rates for patients with cancers that have spread from their original sites are poor. These poor survival rates reflect the limitations of current treatments and the development of resistance to available treatments. In addition, current treatments are often associated with severe toxic side effects.

TELCYTA—Tumor-activated Cancer Product Candidate

TELCYTA is a small molecule drug product candidate that we are developing for the treatment of cancer. TELCYTA binds to glutathione S-transferase, or GST, a protein known to play an important role in the development of resistance to commonly used chemotherapeutic drugs. GST P1-1 is a type of GST that is elevated in many cancers and is often further elevated following treatment with standard chemotherapeutic drugs. When TELCYTA binds to GST P1-1, it releases a fragment with a proven mechanism of killing cancer cells as well as other reactive agents. In contrast to the usual situation in which GST P1-1 is involved in the destruction of chemotherapeutic drugs, GST P1-1 activates TELCYTA when TELCYTA reaches its cellular target. In this way, TELCYTA kills cancer cells by inducing cell death through a process called apoptosis.

TELCYTA has been evaluated in multiple Phase 2 clinical trials, including trials using TELCYTA as monotherapy and in combination regimens in ovarian, non-small cell lung, breast and colorectal cancer. Results from these clinical trials indicate that TELCYTA monotherapy was generally well-tolerated, with mostly mild to moderate side effects, particularly when compared to the side effects and toxicities of standard chemotherapeutic drugs. When TELCYTA was evaluated in combination with standard chemotherapeutic drugs, the tolerability of the combinations was similar to that expected of each drug alone. This tolerability profile may be an important clinical advantage for TELCYTA since combination drug regimens are commonly used in cancer treatment. Clinical activity including objective tumor responses and/or disease stabilization was reported in the TELCYTA Phase 2 trials.

We completed three randomized Phase 3 registration trials in platinum refractory or resistant ovarian cancer and in platinum resistant non-small cell lung cancer. In 2007, we reported that two of these trials did not achieve their primary endpoints of demonstrating a statistically significant improvement in overall survival and that the third trial did not achieve the primary endpoint of demonstrating statistically significant improvement in overall tumor response.

During 2008, we completed a multi-center, randomized clinical study of 125 patients of TELCYTA in combination with pegylated liposomal doxorubicin, or PLD, versus PLD alone as second line therapy in platinum refractory or resistant ovarian cancer and announced top-line results on October 29, 2008. On an intent-to-treat basis for the 125 patients, the median progression-free survival was 5.6 months on the TELCYTA plus PLD arm compared to 3.7 months on the PLD control arm. Of the 125 patients, a prespecified analysis was conducted for 75 patients with platinum refractory or primary resistant disease, including 40 patients on the TELCYTA plus PLD arm and 35 patients on the PLD control arm. The medium progression-free survival of these patients was 5.6 months for the TELCYTA plus PLD arm compared to 2.9 months for the PLD control arm.

TELINTRA—Bone Marrow Stimulant

TELINTRA is a small molecule product candidate that we believe has the potential to increase blood cell counts in cancer patients. Decreased blood cell levels, especially of white cells, occur as a common side effect of cancer chemotherapy and render the already weakened cancer patient susceptible to life-threatening infections. Low blood cell levels are also found in a number of pre-leukemic conditions, including MDS, which may require treatment. TELINTRA accelerated the recovery of white blood cells (neutrophils) in preclinical models of chemotherapy induced neutropenia. In addition, TELINTRA causes the death of human leukemia cells in laboratory tests and this activity may lead to a beneficial effect in the treatment of MDS, a pre-leukemic condition.

We completed a Phase 1-2a study in patients with MDS using a tablet formulation of TELINTRA and at the 49th Annual Meeting of the American Society of Hematology in December 2007, we reported positive clinical data demonstrating that TELINTRA tablets are well tolerated and clinically active in patients with all stages of MDS. At the 99th Annual Meeting of the American Association for Cancer Research, in April 2008, we presented additional data on the TELINTRA induced cancer cell death of human leukemia cells. In 2008, we initiated two randomized Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with MDS and the other for the treatment of CIN in patients with locally advanced or metastatic non-small cell lung cancer receiving first-line chemotherapy. The trial for MDS is intended to enroll 86 patients and the trial for CIN is intended to enroll 135 patients.

The tablet formulation of TELINTRA may offer the advantages of a small molecule drug including ease of manufacturing and oral administration. TELINTRA tablets may allow us to offer a product that is an attractive alternative to the current marketed parenterally administered drugs. We have retained worldwide commercial rights to TELINTRA.

Pre-Clinical Drug Product Development

TLK58747—Cytotoxic Small Molecule

TLK58747 is a novel metabolically activated cytotoxic small molecule. TLK58747 induces apoptosis and G2/M, or cell division, cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. It has shown significant anti-tumor activity in human breast, pancreatic, brain and colon tumors in pre-clinical models of human cancer when administered either orally or by injection. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

TLK60404—Aurora Kinase/VEGFR2 Inhibitors

We have a small molecule compound inhibiting both Aurora kinase and VEGFR2 kinase. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while vascular endothelial growth factor receptor, or VEGFR, plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. These lead compounds prevented tumor growth in preclinical models of human colon cancer and human leukemia by inhibiting both Aurora kinase and VEGFR2. Our data support the concept that dual inhibition of Aurora kinase and VEGFR2 represents a promising approach for anti-cancer therapy. A development drug product candidate, TLK60404, has been selected. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

MCP-1 Antagonists (C243)—Small Molecules for Autoimmune and Inflammatory Disorders

Inflammation is an important response of the body to injury and infection. If inflammation becomes excessive or prolonged, it can lead to pathological conditions, including asthma, inflammatory bowel disease, multiple sclerosis, psoriasis, rheumatoid arthritis and septic shock. An early step in the inflammatory response is the attraction of white blood cells, or leukocytes, from the circulatory system to damaged or infected tissue by messenger molecules called chemokines.

Using our TRAP technology we discovered MCP-1 antagonists, including our lead compound C243, a small molecule that prevents leukocyte infiltration, a process linked to tissue injury in chronic autoimmune and inflammatory diseases such as multiple sclerosis, rheumatoid arthritis and atherosclerosis. In February 2007, we announced an agreement with SRI International under which SRI will fund and conduct preclinical studies of C243 in multiple sclerosis and other autoimmune and inflammatory diseases. We hold exclusive commercialization rights to the MCP-1 antagonists, including C243, in North and South America. Our former collaborator, Sanwa, holds exclusive rights in Asia, and we have non-exclusive rights in the rest of the world.

Research Discovery Programs

In addition to generating our current clinical product candidate portfolio, TRAP has allowed us to build our research pipeline with product candidates against targets in cancer and inflammatory diseases. We have chosen to pursue those protein targets that have engendered a high level of interest in the drug discovery community, address important unmet clinical needs and whose modulation are expected to have a beneficial effect in treating a given disease. We are continually evaluating and prioritizing our early stage programs. These earlier stage compounds include TRAP-discovered inhibitors of important cancer cell targets including VEGFR2 kinase, cancer cell mitosis and DNA methyltransferase. DNA methyltransferase is required to maintain genetic stability within cells, and changes in DNA methyltransferase activity can lead to malignancy by causing modifications to DNA. Inhibition of DNA methyltransferase has been shown to inhibit tumor growth in mouse models of cancer. In collaboration with the Arizona Cancer Center, our TRAP technology was used to discover small molecule inhibitors of DNA methyltransferase, which were active in *in vitro* cancer models.

TRAP Technology

Our TRAP drug discovery technology is designed to rapidly and efficiently identify small molecule compounds that act on disease-related protein targets. TRAP technology offers solutions to the two major challenges facing drug discovery: the explosive growth in the number of new protein targets generated by the advances in genomics, and the intrinsic limitations of the Ultra High Throughput Screening, or UHTS, approach. TRAP offers several competitive advantages over UHTS, because it is able to accommodate thousands, rather than hundreds, of targets; is cost-effective to screen unproven targets for the purpose of validation; and allows the use of complex biologically relevant assays rather highly simplified assays.

We have discovered that there are a limited number of ways that proteins interact with small molecules and that these interactions can be simulated using a carefully selected panel of diverse proteins. TRAP takes advantage of this discovery to profile the interactions of small molecules with proteins. We believe that our panel of proteins simulates, either individually or in combination, most of the significant interactions between a small molecule and a protein. Furthermore, TRAP measures the diversity of compounds in a way that cannot be explained on the basis of chemical structure alone. Compounds that are structurally similar can have very different affinities for proteins. Conversely, compounds that are structurally diverse may have similar affinities for a protein. By comparing the relative strengths of the interaction of a small molecule with each panel protein, a protein affinity profile, or fingerprint, is produced for the small molecule.

Using these fingerprints, we select a subset of compounds. We screen this set against the target of interest and use the resulting data to predict the type of small molecule-protein interactions present in the target. We have developed a set of computational chemoinformatics algorithms, which are used to scan the library for patterns of protein affinity. These patterns correlate with biological activity. The majority of active compounds in our library that are pharmaceutically active against a given target can be identified after screening as few as 200 compounds.

The ability of TRAP to identify active compounds after screening only a few hundred samples overcomes many of the limitations of UHTS. TRAP does not require assays capable of screening millions of compounds, thereby decreasing the time and resources necessary for development of UHTS compatible assays. TRAP can be applied to tedious but biologically relevant assays. In addition, TRAP eliminates the need for large compound collections and sophisticated and expensive automation to support them, further lowering the financial barrier to screening and permitting its application to emerging biopharmaceutical companies. Finally, the overall efficiency and economy of TRAP allow multiple targets to be pursued simultaneously and permit the screening of higher risk, but potentially valuable, targets.

We have enhanced TRAP by creating computer calculated affinity fingerprints, which greatly expands the number of compounds that can be surveyed. Our small-molecule database now has over 3.5 million computed affinity fingerprints. This approach has eliminated our need to maintain a large chemical inventory, resulting in a significant cost savings. Also, since fingerprints can be computed, TRAP can guide medicinal chemistry by evaluating potential compounds before they are made, thereby reducing the time and resources needed to develop a product candidate.

Collaborative Relationships

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials.

We have established a number of joint discovery programs with other pharmaceutical, biotechnology and genomics companies. These collaborations exploit our TRAP technology platform and have the potential to identify new product development and commercialization opportunities either independently or pursuant to expanded collaborations. In addition, these collaborations have provided funding for our internal research and development programs.

These collaborations include the following:

Sanwa Kagaku Kenkyusho Co., Ltd

In December 1996, we entered into a screening services agreement with Sanwa Kagaku Kenkyusho Co., Ltd., or Sanwa, a Japanese pharmaceutical company, to employ our proprietary TRAP technology to identify compounds that are active against biological targets. Our MCP-1 antagonists, including C243, were discovered under this agreement. We have exclusive commercialization rights in North and South America; Sanwa has exclusive commercialization rights in Asia; and we have non-exclusive rights in the rest of the world. The agreement expired in December 2006, but the division of rights remains in effect.

SRI International

In February 2007, we announced an exclusive license agreement with SRI International, or SRI, under which SRI will conduct preclinical studies of C243. Under the terms of the agreement, SRI will fund and conduct preclinical and toxicology studies directed at supporting an IND application with the FDA, as well as develop GMP-compliant sources for C243 manufacturing. We have the option to re-acquire C243 rights in the future. The license agreement covers territories where we have exclusive rights under our Sanwa agreement. The term of this agreement and license under it expires in December 2011, subject to termination rights by both parties.

University of Arizona

In January 2001, we entered into a research and license agreement with the Arizona Cancer Center at the University of Arizona to use our TRAP technology for the identification of small molecule compounds active against cancer related targets. The Arizona Cancer Center has successfully conducted biologic assays to screen TRAP-generated compounds for pharmacologic activity, and in July 2002, we selected four targets for further development. We have exclusive worldwide rights to develop and commercialize compounds based on these targets and will use the Arizona Cancer Center as a preferred clinical site for our oncology drug development programs arising from this collaboration. The license agreement will continue until the expiration of the patents covering compounds developed under the agreement.

Mount Sinai School of Medicine

In March 2008, we entered into a research and license agreement with the Mount Sinai School of Medicine, or Mount Sinai, to use our TRAP technology for the identification of small molecule compounds active against a target chosen by Mount Sinai. Mount Sinai has the right to select compounds arising from the collaboration for further development. The agreement provides for the payment of royalties to Telik based on product sales or licensing fees, and will expire at the end of the royalty period.

ReceptorBio, Inc.

In August 2008, we entered into a license agreement with ReceptorBio, Inc. which enables ReceptorBio to develop and commercialize Telik's oral small molecule insulin receptor kinase activators. These compounds were identified through the application of our TRAP technology. The agreement is contingent on ReceptorBio's reimbursement of Telik's patent expenses. It also provides for payments to Telik related to regulatory milestones and royalties based on product sales or licensing fees; and will expire at the end of the royalty period.

Hospital for Special Surgery

In September 2008, we entered into a TRAP screening agreement with the Hospital for Special Surgery, or HSS. The Research Division of HSS studies the mechanisms underlying musculoskeletal and autoimmune diseases to discover effective treatments for these disorders. Telik and HSS are using TRAP technology for the identification of small molecule compounds that inhibit a key enzyme in cell signaling and migration.

Swiss Tropical Institute

In October 2008, we entered into a TRAP screening agreement with the Swiss Tropical Institute, or STI. STI, in Basel, Switzerland, has research programs in public health and epidemiology and in molecular parasitology and infection biology, particularly applied to tropical diseases, to discover effective treatments for these diseases. Telik and STI are using TRAP technology for the identification of small molecules that affect two key tropical parasites.

Patents and Proprietary Information

Patents and other proprietary rights are very important to our business. If we have enforceable patents of sufficient scope, it can be more difficult for our competitors to use our technology to create competitive products or to obtain patents that prevent us from using technology we create. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover new chemical compounds, pharmaceutical compositions, methods of preparation of the compounds and compositions and therapeutic uses of the compounds and compositions, methods related to our TRAP technology, and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position.

We have a number of patents and patent applications related to our compounds and other technology, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents. The following table shows the expiration dates in the United States and internationally for the primary patents that cover our TRAP technology and the compounds in our clinical and preclinical product candidates.

	US patent expirations	Foreign patent expirations
TRAP	2014	N/A
Product candidates		
TELCYTA	2013	2014
TELINTRA	2014	2014
TELINTRA tablet formulation	2012	2016*
TLK58747	2025*	2025*
Aurora kinase/VEGFR2 inhibitors	2029*	2029*
MCP-1 antagonists (C243)	2022	2022*

* Including pending and planned applications

We may obtain patents for our product candidates many years before we obtain marketing approval for them. We can generally expect to obtain patent term extensions of up to five years for patents covering our product candidates in many countries when and if marketing approvals are obtained. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval.

In addition to patent coverage, we will generally be entitled to data exclusivities for our product candidates in many countries for several years after marketing approval (for example, 5 years in the United States and up to 10 years in the European Union) when and if marketing approvals are obtained.

We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our proprietary position. We do not disclose our trade secrets (including significant aspects of our TRAP technology) outside Telik except where disclosure is essential to our business, and we require those individuals, companies and institutions doing business with us, including TRAP collaborators, to execute agreements to protect our trade secrets. We require our employees and consultants to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement.

Competition

Competition in the pharmaceutical and biotechnology industries is intense. The product candidates that we and our collaborative partners are developing will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. Many pharmaceutical or biotechnology companies have products on the market and are actively engaged in the research and development of products that are competitive with our potential product candidates. Many of these companies and institutions, either alone or together with their collaborative partners, have substantially greater financial, manufacturing, sales, distribution and technical resources and more experience in research and development, clinical trials and regulatory matters, than we do. In addition, our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us and our collaborative partners or which would render our technology or potential product candidates obsolete or noncompetitive.

Regulatory Considerations

The manufacturing and marketing of our product candidates and our on-going research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous review by the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. Non-compliance with applicable requirements can result in fines, recall or seizure of products, total or partial suspension of production, refusal of the government to approve marketing applications or allow us to enter into supply contracts and criminal prosecution. The FDA also has the authority to revoke previously granted marketing authorizations.

Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process may take many years, requires the expenditure of substantial resources, may involve post-marketing surveillance and may involve on-going requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of the products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit those products or technologies.

The cost of preparing and submitting a New Drug Application, or NDA, is substantial. Under federal law, the submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $1.1 million, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $65,000 per product and $392,000 per establishment. These fees are typically increased annually.

Preclinical studies involve laboratory evaluation and animal studies to assess the initial efficacy and safety of a product candidate. The FDA, under its Good Laboratory Practices regulations, regulates preclinical studies. Violations of these regulations can, in some cases, lead to invalidation of the studies, requiring these studies to be replicated. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must be approved by the FDA before we can commence clinical trials in humans. Unless the FDA objects to an IND, the IND would become effective 30 days following its receipt by the FDA.

Clinical trials involve the administration of the investigational product candidate to humans under the supervision of a qualified principal investigator. Clinical trials in the United States must be conducted in accordance with Good Clinical Practice, or GCP, under protocols submitted to the FDA as part of the IND. In addition, each clinical trial must be approved and conducted under the auspices of an Investigational Review Board, or IRB, and with patient informed consent. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

Clinical trials in the United States are conducted in three sequential phases though the phases may overlap. Phase 1 clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase 1 clinical trials is to establish initial data about the safety and tolerance of the product candidate in humans. In Phase 2 clinical trials, in addition to safety, the efficacy of the product candidate is evaluated in a limited number of patients with the target disease. Phase 3 clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease. We have engaged contract research organizations, or CROs, to facilitate the administration of some of our clinical trials.

We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice, or cGMP, regulations applicable to the manufacture of the clinical and commercial supplies of our product candidates. cGMP regulations include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Manufacturing facilities are subject to inspection by the FDA. These facilities must be approved before we can use them in the commercial manufacture of our product candidates.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are generally applied for and obtained at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. If the foreign regulatory authority is satisfied that adequate evidence of safety, quality and efficacy has been presented, a marketing authorization will be granted for the applicable country.

Manufacturing

We are using third-party manufacturers to produce clinical supplies of TELCYTA under cGMP regulations. We are currently dependent on a single source of supply from Organichem Corporation, or Organichem, for the active ingredient in TELCYTA. In July 2004, we entered into an agreement with Organichem under which Organichem has agreed to manufacture and supply to us the active ingredient in TELCYTA for clinical and commercial purposes. We and Organichem have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after the lapse of a defined time period. Organichem has agreed to maintain sufficient capacity to satisfy its supply obligations under the agreement, and we are entitled to reduced prices in the event of a significant production shortfall. For a number of years, we are obligated to purchase from Organichem a significant percentage of our United States requirements for the active ingredient in TELCYTA. Our agreement with Organichem will remain in force until it is terminated through one of the following mechanisms: either party may terminate the agreement for an uncured or uncurable breach of other party, or immediately upon a series of material breaches, and we have the right to terminate the agreement if TELCYTA is not approved for commercial sale by the FDA or if such approval is revoked. We also have the right to terminate the agreement upon repeated production shortfalls by Organichem. Neither party has the right to terminate the agreement at will until several years after the FDA approves TELCYTA for commercial sale. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon one source of supply, Isochem, for clinical quantities of the active ingredient in TELINTRA. We currently depend upon one source, Patheon, for the manufacture of TELINTRA tablets. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available.

We intend to continue to use third-party contract manufacturers or corporate collaborators for the production of material for use in preclinical studies, clinical trials, manufacture of future products and commercialization. The manufacture of our product candidates for preclinical studies and clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA and to other applicable domestic and foreign regulations.

Research and Development

Our goal is to develop small molecule drugs for major disease areas and this goal has been supported by our substantial research and development investments. We spent approximately $24.0 million in 2008, $43.0 million in 2007 and $71.5 million in 2006 on research and development. We conduct research internally and also through collaborations with third parties, including universities. In 2008, approximately 86% of our research and development was conducted internally and 14% was conducted through collaborations with third parties, including CROs and consultants.

Employees

As of February 15, 2009, our workforce consisted of 50 full-time and 2 part-time employees, 16 of whom hold Ph.D. or M.D. degrees, or both, and 11 of whom hold other advanced degrees. Of our total workforce, 32 are engaged in research and development and 20 are engaged in business development, finance and administration. None of our employees are represented by a collective bargaining agreement, nor have we experienced any significant work stoppages. We believe that our relations with our employees are good.

Available Information

Our website address is *www.telik.com*; however, information found on, or that can be accessed through, our website is not incorporated by reference into this Annual Report on Form 10-K. We file or furnish electronically with the SEC our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available free of charge on or through our website copies of these reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. You may also read and copy any of our materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

Item 1A. Risk Factors.

Our business faces significant risks, some of which are set forth below to enable readers to assess, and be appropriately apprised of, many of the risks and uncertainties applicable to the forward-looking statements made in this Annual Report on Form 10-K. You should carefully consider these risk factors as each of these risks could adversely affect our business, operating results and financial condition. If any of the events or circumstances described in the following risks actually occurs, our business may suffer, the trading price of our common stock could decline and our financial condition or results of operations could be harmed. Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. These risks should be read in conjunction with the other information set forth in this Annual Report. There may be additional risks faced by our business, though we do believe that the risks set forth below reflect the more important ones.

We have a history of net losses, which we expect to continue for the next several years. We will never be profitable unless we develop, and obtain regulatory approval and market acceptance of, our product candidates.

To date, we have not obtained regulatory approval for the commercial sale of any products, and we have not received any revenue from the commercial sale of products. Due to the significant research and development expenditures required to develop our TRAP technology and identify new product candidates, and the lack of any products to generate revenue, we have not been profitable and have incurred operating losses since we were incorporated in 1988. As of December 31, 2008, we had an accumulated deficit of $479.9 million. We expect to incur losses for the next several years as we continue our research and development activities and incur significant clinical testing and drug supply manufacturing costs. We do not anticipate that we will generate product revenue for several years. Our losses, among other things, have caused and will cause our stockholders' equity and working capital to decrease. We expect that this trend will continue until we develop, and obtain regulatory approval and market acceptance of, our product candidates, if at all. We may never generate product revenue sufficient to become profitable.

All of our product candidates are in research and development. If clinical trials of TELCYTA or TELINTRA are delayed or unsuccessful or if we are unable to complete the preclinical development of our other preclinical product candidates, our business may suffer.

Preclinical testing and clinical trials are long, expensive and uncertain processes. It may take us or our collaborators several years to complete this testing, and failure can occur at any stage of the process. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of clinical trials do not necessarily predict final results. A number of companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after promising results in earlier clinical trials.

To obtain regulatory approvals, we must, among other requirements, complete carefully controlled and well-designed clinical trials demonstrating that a particular drug is safe and effective for the applicable disease. TELCYTA has, to date, been evaluated in multiple Phase 1, Phase 2 and Phase 3 clinical trials. The Phase 3 clinical trials (ASSIST-1, 2, 3 and 5) compared TELCYTA to a control arm consisting of currently established standard drug treatments for ovarian and lung cancers. On June 3, 2007, we presented final results at the ASCO annual meeting that the ASSIST-1 and ASSIST-3 trials did not achieve their primary endpoints. We also announced final data on the ASSIST-2 trial confirming that the primary endpoints were not achieved.

On June 4, 2007, a full clinical hold for TELCYTA was initiated by the FDA following the presentation of the Phase 3 clinical trial results at the ASCO annual meeting. As a result, we stopped enrolling new patients in the TELCYTA ASSIST-5 clinical trial, and patients receiving ongoing treatment in our TELCYTA trials could not receive additional treatment until such time that the FDA released the clinical hold. On June 15, 2007, the FDA converted the full clinical hold of TELCYTA to a partial hold, thereby enabling patients that had been enrolled in the ASSIST-3 and ASSIST-5 trials the opportunity to continue to receive study treatments, including TELCYTA in combination with chemotherapy, subject to re-consenting procedures. We submitted detailed safety and other information to the FDA and worked closely with the agency in its review of TELCYTA. On October 12, 2007, the FDA completed their review of all TELCYTA data and removed the partial hold, permitting the resumption of our TELCYTA clinical development. However, during the clinical hold a number of patients discontinued therapy on the ASSIST-5 trial and no additional patients have been enrolled. On October 29, 2008 we announced top-line results demonstrating that statistically significant improvement was observed in a sub-set of patients with platinum refractory or primary resistant disease. Because the statistically significant improvement was only observed in a sub-set of patients we may be required to conduct additional studies by the FDA. If the data on future clinical trials are not positive, we may not be able to continue clinical development on TELCYTA and our business will suffer.

We rely on third-party clinical investigators to conduct our clinical trials and, as a result, we may face additional delays outside our control. We engaged contract research organizations, or CROs, to facilitate the administration of our Phase 3 clinical trials of TELCYTA. Dependence on a CRO subjects us to a number of risks. We may not be able to control the amount and timing of resources the CRO may devote to our clinical trials. Should the CRO fail to administer our Phase 3 clinical trials properly, regulatory approval, development and commercialization of TELCYTA will be delayed.

In January 2007, we completed a Phase 2 clinical trial of the intravenous formulation of TELINTRA in MDS, a form of pre-leukemia, to evaluate safety, pharmacokinetics, pharmacodynamics and efficacy. In February 2006, we initiated a Phase 1-2a clinical trial of a tablet formulation of TELINTRA in MDS and announced final data at the American Society of Hematology meeting in December 2007. In May 2008, we initiated two Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with MDS and the other for the treatment of chemotherapy induced neutropenia, or CIN, in patients with locally advanced or metastatic non-small cell lung cancer receiving first-line chemotherapy. Our success depends in part on our ability to continue clinical development of TELINTRA.

We do not know whether we will begin planned clinical trials on time or whether we will complete any of our on-going clinical trials on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. We do not anticipate that any of our product candidates will reach the market for several years.

Significant delays in clinical testing could materially impact our clinical trials. We do not know whether planned clinical trials will begin on time, will need to be revamped or will be completed on schedule, if at all. We do not know whether any clinical trials will result in marketable products. Typically, there is a high rate of failure for product candidates in preclinical and clinical trials. In addition to the reasons stated above, clinical trials can be delayed for a variety of other reasons, including delays in obtaining regulatory approval to commence a study, delays in reaching agreement on acceptable clinical study agreement terms with prospective clinical sites, delays in obtaining institutional review board approval to conduct a study at a prospective clinical site and delays in recruiting subjects to participate in a study.

Delays in clinical testing can also materially impact our product candidates development costs. If we experience delays in clinical testing or approvals, our product candidates development costs will increase. For example, we may need to make additional payments to third-party investigators and organizations to retain their services or we may need to pay additional recruitment incentives. If the delays are significant, our financial results and the commercial prospects for our product candidates will be harmed, and our ability to become profitable will be delayed.

If we do not find collaborators for our product candidates, we may have to reduce or delay our rate of product development and/or increase our expenditures.

Our strategy to develop, manufacture and commercialize our products includes entering into relationships with pharmaceutical companies to advance certain programs and reduce our expenditures with respect to such programs. Our product candidates will target highly competitive therapeutic markets in which we have limited experience and expertise. If we are unable to develop this expertise ourselves, we will need to enter into agreements with one or more biotechnology or pharmaceutical companies to provide us with the necessary resources and experience for the development and commercialization of products in these markets. In particular, we intend to seek a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA. There are a limited number of companies with the resources necessary to develop our future products commercially, and we may be unable to attract any of these firms. The current credit and financial market conditions could also impact our ability to find a collaborator for our development programs. A company that has entered into a collaboration agreement with one of our competitors may choose not to enter into a collaboration agreement with us. We may not be able to negotiate a collaboration agreement on acceptable terms or at all. If we are not able to establish collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

In addition, there have been a significant number of recent business combinations among biotechnology and pharmaceutical companies that have reduced the number of potential future collaborators that would be willing to enter into a collaboration agreement with us. If business combinations involving potential collaborators continue to occur, our ability to find a collaborative partner could be diminished, which could result in the termination or delay in one or more of our product candidate development programs.

We will depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside of our control, may require us to relinquish important rights or may otherwise not be on terms favorable to us.

We expect to enter into collaborative arrangements with third parties for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our product candidates, particularly outside North America, or in disease areas requiring larger and longer clinical trials. Dependence on collaborative arrangements will subject us to a number of risks. We may not be able to control the amount and timing of resources our collaborative partners may devote to the product candidates. Our collaborative partners may experience financial difficulties. Should a collaborative partner fail to develop or commercialize a compound or product candidate to which it has rights from us, we may not receive any future milestone payments and will not receive any royalties for that compound or product candidate. Business combinations or significant changes in a collaborative partner's business strategy may also adversely affect a partner's willingness or ability to complete its obligations under an arrangement. If we fail to enter into additional collaborative agreements on favorable terms, our business, financial condition and results of operations could be materially adversely affected.

Some of our collaborations are for early stage programs and allow partners significant discretion in electing whether to pursue any of the planned activities. We do not anticipate significant revenues to result from these relationships until the collaborator has advanced product candidates into clinical trials, which will not occur for several years, if at all. These arrangements are subject to numerous risks, including the right of the collaboration partner to control the timing of the research and development efforts, the advancement of lead product candidates to clinical trials and the commercialization of product candidates. In addition, a collaborative partner could independently move forward with a competing lead candidate developed either independently or in collaboration with others, including our competitors.

If we are unable to raise adequate funds in the future, we will not be able to continue to fund our operations, research programs, preclinical testing and clinical trials to develop and manufacture our product candidates.

The process of carrying out the development of our own unpartnered product candidates to later stages of development and developing other research programs to the stage that they may be partnered to a pharmaceutical or biotechnology company will require significant additional expenditures, including the expenses associated with preclinical testing, clinical trials and obtaining regulatory approval. We believe that our existing cash and investment securities will be sufficient to support our current operating plan through the end of 2011. Unanticipated changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We do not know whether additional financing will be available when needed or that, if available, we will be able to obtain financing on terms favorable to our stockholders. In addition, the recent tightening of credit markets and concerns regarding the availability of credit, particularly in the United States, may also have negatively impacted our ability to raise additional capital to fund our business. As of December 31, 2008, our accumulated deficit was $479.9 million, and we expect capital outlays and operating expenditures to increase over the next several years as we expand our clinical, research and development activities. The extent of any actual increase in operating or capital spending will depend in part on the clinical success of our product candidates. If we fail to raise adequate funds on terms acceptable to us, if at all, we will not be able to continue to fund our operations, research programs, preclinical testing, clinical trials and manufacturing efforts.

We believe that our ability to compete depends, in part, on our ability to use our proprietary TRAP technology to discover new pharmaceutical products.

TRAP, our proprietary drug discovery technology, is a relatively new drug discovery method that uses a protein panel of approximately 20 proteins selected for their distinct patterns of interacting with small molecules. This panel may lack essential types of interactions that we have not yet identified, which may result in our inability to identify active compounds that we could potentially develop into commercially viable drugs.

The investment of our substantial cash balance and our investments in marketable debt securities are subject to risks, have resulted in a lack of liquidity which may cause losses and continue to affect the liquidity of these investments.

At December 31, 2008, we had $51.5 million in cash, cash equivalents and restricted cash and $12.0 million in investments in marketable debt securities. We have historically invested these amounts in U.S. government agencies, municipal notes which may have an auction reset feature, corporate notes and bonds, commercial paper and money market funds meeting certain criteria. Certain of these investments are subject to general credit, liquidity, market and interest rate risks, which have been exacerbated by U.S. sub-prime mortgage defaults that have affected various sectors of the financial markets and caused credit and liquidity issues. These market risks associated with our investment portfolio may have an adverse effect on our operations, liquidity and financial condition.

$18.7 million (par value) of our investment portfolio is invested in corporate and municipal notes investments with an auction reset feature ("auction rate certificates" and "auction preferred stock"), collectively known as auction rate securities, or ARS. In September 2007, $8.9 million of our investment portfolio that was invested in ARS had failed to settle in scheduled auctions. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. In February 2008, auctions had failed for the remaining $9.8 million of our ARS whose underlying assets are generally student loans which are substantially backed by the federal government. These investments are not liquid and their carrying amounts are impaired due to the adverse change in the corporate debt market. As a result we have written-down the carrying amount of these investments and recognized a loss of approximately $8.7 million through December 31, 2008. If the issuers are unable to successfully close future auctions and their credit ratings deteriorate, we may in the future be required to record additional impairment charges on these investments.

On November 10, 2008, we entered into an agreement with UBS AG and its affiliates, or UBS, whereby we received rights to sell all our ARS held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. In connection with our acceptance of UBS' offer to enter into that agreement, UBS made available to us "no net cost" loans, secured by our ARS, for up to 75% of the market value of our ARS, where interest payable on the loan does not exceed interest earned on our ARS. On December 31, 2008, we borrowed $8 million from UBS in accordance with such a secured, "no net cost" demand facility. If we are unable to liquidate our remaining ARS to obtain funds when needed we may be unable to fund our operations. There can be no assurance as to the timing of when, or if, the market for ARS will recover in a manner that will allow us to receive a return of some or all of our principal or to meet our liquidity needs.

Raising additional capital by issuing securities or through collaboration and licensing arrangements may cause dilution to existing stockholders or require us to relinquish rights to our technologies or product candidates.

We may seek to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.

Our restructuring efforts may have an adverse impact on our current employees and on our ability to retain and attract future employees.

In February 2007, our Board of Directors committed to a restructuring which resulted in a reduction of 38 positions, or approximately 25% of our workforce. In September 2008, we reduced our workforce by another seven positions or approximately 8% of our workforce. On February 11, 2009, we implemented a restructuring plan to further reduce our operating expenses. As a result of the restructuring plan, we reduced our workforce by 36 positions or approximately 44% of our workforce. We cannot assure you that future reductions or adjustments of our workforce will not be made or that issues, such as reduced productivity, associated with such reductions will not recur. In addition, employees, whether or not directly affected by the reduction, may seek future employment with our business partners, customers or competitors. Although our employees are required to sign a confidentiality agreement at the time of hire, we cannot assure you that the confidential nature of certain proprietary information will be maintained in the course of such future employment.

Further, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled personnel. We may have difficulty attracting such personnel as a result of a perceived risk of our business and operations and of future workforce reductions. In addition, identifying, hiring and retaining skilled executives and employees with technical expertise in the biotechnology industry may be difficult. As a result, competition among numerous companies, academic and other research institutions for skilled personnel and experienced scientists may be intense and turnover rates high. The cost of living in the San Francisco Bay Area is high compared to other parts of the country, which may adversely affect our ability to compete for qualified personnel and will increase costs. Because of this competitive environment, we have encountered and may continue to encounter increasing difficulty in attracting qualified personnel if our operations expand and the demand for these professionals increases, and this difficulty could significantly impede the achievement of our research and development objectives.

If our competitors develop and market products that are more effective than our product candidates or any products that we may develop, or obtain marketing approval before we do, our commercial opportunity will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Some of the drugs that we are attempting to develop will have to compete with existing therapies. In addition, a large number of companies are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We face competition from pharmaceutical and biotechnology companies in the United States and abroad. Our competitors may develop new screening technologies and may utilize discovery techniques or partner with collaborators in order to develop products more rapidly or successfully than we or our collaborators are able to do.

Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. These organizations also compete with us to attract qualified personnel and parties for acquisitions, joint ventures, licensing arrangements or other collaborations. In addition, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish exclusive collaborative or licensing relationships with our competitors.

Our competitors may succeed in developing technologies and drugs that are more effective, better tolerated or less costly than any which are being developed by us or which would render our technology and potential drugs obsolete and noncompetitive. In addition, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than us or our collaborators. Any drugs resulting from our research and development efforts, or from our joint efforts with our existing or future collaborative partners, may not be able to compete successfully with our competitors' existing products or product candidates under development or may not obtain regulatory approval in the United States or elsewhere.

If we do not obtain regulatory approval to market products in the United States and foreign countries, we or our collaborators will not be permitted to commercialize our product candidates.

Even if we are able to achieve success in our pre-clinical testing, we, or our collaborators, must provide the FDA and foreign regulatory authorities with clinical data that demonstrate the safety and efficacy of our product candidates in humans before they can be approved for commercial sale. Failure to obtain regulatory approval will prevent commercialization of our product candidates.

The pharmaceutical industry is subject to stringent regulation by a wide range of regulatory authorities. We cannot predict whether regulatory clearance will be obtained for any product candidate that we are developing or hope to develop. A pharmaceutical product cannot be marketed in the United States until it has completed rigorous pre-clinical testing and clinical trials and an extensive regulatory clearance process implemented by the FDA. Satisfaction of regulatory requirements typically takes many years and depends on the type, complexity and novelty of the product candidate and requires the expenditure of substantial resources. Of particular significance are the requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use.

Before commencing clinical trials in humans, we, or our collaborators, must submit and receive approval from the FDA of an IND application. We must comply with FDA "Good Laboratory Practices" regulations in our pre-clinical studies. Clinical trials are subject to oversight by institutional review boards of participating clinical sites and the FDA and:

- must be conducted in conformance with the FDA regulations;
- must meet requirements for institutional review board approval;
- must meet requirements for informed consent;

- must meet requirements for Good Clinical Practices;
- may require large numbers of participants; and
- may be suspended by us, our collaborators or the FDA at any time if it is believed that the subjects participating in these trials are being exposed to unacceptable health risks or if the FDA finds deficiencies in the IND application or the conduct of these trials.

Before receiving FDA clearance to market a product candidate, we, or our collaborators must demonstrate that the product candidate is safe and effective in the patient population that will be treated. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be repeated, a program to be terminated and could delay approval. We typically rely on third-party clinical investigators to conduct our clinical trials and other third-party organizations to perform data collection and analysis. As a result, we may face additional delaying factors outside our control. In addition, we may encounter delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy or interpretation during the period of product development, clinical trials and FDA regulatory review. Failure to comply with applicable FDA or other applicable regulatory requirements may result in criminal prosecution, civil penalties, recall or seizure of products, total or partial suspension of production or injunction, as well as other regulatory action. We have limited experience in conducting and managing the clinical trials necessary to obtain regulatory approval.

If regulatory clearance of a product candidate is granted, this clearance will be limited to those disease states and conditions for which the product candidate is demonstrated through clinical trials to be safe and efficacious, which could limit our market opportunity. Furthermore, product approvals, once granted, may be withdrawn if problems occur after initial marketing. We cannot ensure that any product candidate developed by us, alone or with others, will prove to be safe and efficacious in clinical trials and will meet all of the applicable regulatory requirements needed to receive marketing clearance. Regulatory clearance may also contain requirements for costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. If problems occur after initial marketing, such as the discovery of previously unknown problems with our product candidates, including unanticipated adverse events or adverse events of unanticipated severity or frequency, or manufacturer or manufacturing issues, marketing approval can be withdrawn.

Outside the United States, the ability to market a product depends on receiving a marketing authorization from the appropriate regulatory authorities. Most foreign regulatory approval processes include all of the risks associated with FDA clearance described above and some may include additional risks.

As our product programs advance, we may need to hire additional scientific and management personnel. Our research and development efforts will be seriously jeopardized if we are unable to attract and retain key personnel.

Our success depends in part on the continued contributions of our principal management and scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions, scientists and companies in the face of intense competition for such personnel. As we plan for additional advanced clinical trials, including Phase 2 and Phase 3, we may also need to expand our clinical development personnel. In addition, our research programs depend on our ability to attract and retain highly skilled chemists and other scientists. If we lose the services of Dr. Wick or any of our other key personnel, our research and development efforts could be seriously and adversely affected. We have generally entered into consulting or other agreements with our scientific and clinical collaborators and advisors. We do not carry key person insurance that covers Dr. Wick or any of our other key employees.

If we or our licensees cannot obtain and defend our respective intellectual property rights, or if our product candidates, technologies or any products that we may develop are found to infringe patents of third parties, we could become involved in lengthy and costly legal proceedings that could adversely affect our business.

Our success will depend in a large part on our own and our licensees' ability to obtain and defend patents for each party's respective technologies and the compounds and other products, if any, resulting from the application of these technologies. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. As a result, the degree of future protection for our proprietary rights is uncertain, and we cannot assure you that:

- we were the first to make the inventions covered by each of our pending patent applications;
- we were the first to file patent applications for these inventions;
- others will not independently develop similar or alternative technologies or duplicate any of our technologies;
- any of our pending patent applications will result in issued patents;
- any patents issued to us or our collaborators will provide a basis for commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;
- any of our issued patents will be valid or enforceable; or
- we will develop additional proprietary technologies that are patentable.

Accordingly, we cannot predict the breadth of claims allowed in our or other companies' patents.

For TRAP, we hold patents in the United States that will expire between 2014 and 2015. For TELCYTA, we hold compound patents in the United States and internationally that will expire in 2013 and 2014. For TELINTRA, we hold compound patents in the United States and internationally that will expire in 2014. We can generally apply for patent term extensions on the patents for TELCYTA and TELINTRA when and if marketing approvals for these compounds are obtained in the relevant countries. In foreign countries, these extensions are available only if approval is obtained before the patent expires, but in the United States, extensions are available even if approval is obtained after the patent would expire normally through a system of interim extensions until approval.

Our success will also depend, in part, on our ability to operate without infringing the intellectual property rights of others. We cannot assure you that our activities will not infringe patents owned by others. As of the date of this Annual Report on Form 10-K, we have not received any communications with the owners of related patents alleging that our activities infringe their patents. However, if our product candidates, technologies or any products that we may develop are found to infringe patents issued to third parties, the manufacture, use and sale of any products that we may develop could be enjoined, and we could be required to pay substantial damages. In addition, we may be required to obtain licenses to patents or other proprietary rights of third parties. We cannot assure you that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, if at all. Failure to obtain such licenses could negatively affect our business.

Others may have filed and in the future may file patent applications covering small molecules or therapeutic products that are similar to ours. We cannot assure you that our patent applications will have priority over patent applications filed by others. Any legal action against us or our collaborators claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we, or our collaborators, would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in the industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our managerial and financial resources, and we may not be successful in any such litigation.

In addition, we could incur substantial costs and use of our key employees' time and efforts in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits, and we cannot predict whether we would be able to prevail in any of these suits.

Furthermore, some of our patents and intellectual property rights are owned jointly by us and our collaborators. While there are legal and contractual restraints on the rights of these joint owners, they may use these patents and other intellectual property in ways that may harm our business. We may not be able to prevent this type of use.

We also rely on trade secrets to protect technology, including aspects of our TRAP technology, where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, we may not be able to adequately protect our trade secrets or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If the identity of specific proteins or other elements of our TRAP technology become known, our competitive advantage in drug discovery could be reduced.

Many of our collaborators and scientific advisors have publication and other rights to certain information and data gained from their collaborations and research with us. Any publication or other use could limit our ability to secure intellectual property rights or impair any competitive advantage that we may possess or realize by maintaining the confidentiality of that information or data.

If we are unable to enter into or maintain existing contracts with third parties to manufacture our product candidates or any products that we may develop in sufficient quantities and at an acceptable cost, clinical development of product candidates could be delayed and we may be unable to meet demand for any products that we may develop and lose potential revenue.

We do not currently operate manufacturing facilities for clinical or commercial production of our product candidates. We expect to continue to rely on third parties for the manufacture of our product candidates and any products that we may develop. We currently lack the resources and capability to manufacture any of our product candidates on a clinical scale or any products that we may develop on a commercial scale. As a result, we will be dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our product candidates and any products that we may develop. Our product candidates and any products that we may develop may be in competition with other product candidates and products for access to these manufacturing facilities. For this and other reasons, our collaborators or third parties may not be able to manufacture our product candidates and products in a cost effective or timely manner. While we currently possess sufficient inventory of TELCYTA and TELINTRA that are stored in multiple locations and an additional, substantial quantity of the active ingredient in TELCYTA, if these inventories are lost or damaged, the clinical development of our product candidates or their submission for regulatory approval could be delayed, and our ability to deliver any products that we may develop on a timely basis could be impaired or precluded.

We are currently dependent on a single source of supply of the active ingredient in TELCYTA, Organichem Corporation. We currently depend upon two sources for the drug product manufacture of TELCYTA.

We presently depend upon one source of supply, Isochem, for clinical quantities of the active ingredient in TELINTRA. We currently depend upon one source, Patheon, for the manufacture of TELINTRA tablets. While we are evaluating potential alternative sources of these materials, we have no such alternative sources that are immediately available.

If manufacturing is not performed in a timely manner, if our suppliers fail to perform or if our relationships with our suppliers or manufacturers should terminate, our clinical trials and commercialization of TELCYTA and TELINTRA could be delayed. We may not be able to enter into or maintain any necessary third-party manufacturing arrangements on acceptable terms, if at all. Our current dependence upon others for the manufacture of our product candidates and our anticipated dependence upon others for the manufacture of any products that we may develop may adversely affect our future profit margins and our ability to commercialize any products that we may develop on a timely and competitive basis.

Working capital constraints may force us to delay our efforts to develop certain product candidates in favor of developing others, which may prevent us from commercializing all product candidates as quickly as possible.

Because we have limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development budget. As a result, we may have to prioritize development candidates and may not be able to fully realize the value of some of our product candidates in a timely manner, as they will be delayed in reaching the market, if at all.

If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates and any products that we may develop.

The testing and marketing of medical products entail an inherent risk of product liability. Although we are not aware of any historical or anticipated product liability claims or specific causes for concern, if we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates and any products that we may develop. In addition, product liability claims may also result in withdrawal of clinical trial volunteers, injury to our reputation and decreased demand for any products that we may commercialize. We currently carry product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit. We will need to increase the amount of coverage if and when we have a product that is commercially available. If we are unable to obtain sufficient product liability insurance at an acceptable cost, potential product liability claims could prevent or inhibit the commercialization of any products that we may develop, alone or with corporate partners.

If we use biological and hazardous materials in a manner that causes injury, we may be liable for damages.

Our research and development activities involve the controlled use of potentially harmful biological materials, hazardous materials, chemicals and various radioactive compounds, and are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. We currently have insurance applying to various types of biological and pollution exposures for a total amount of $350,000 in coverage. However, in the event of contamination or injury, we could be held liable for damages that result from our use of hazardous materials, and any liability could significantly exceed our coverage and resources.

We have implemented anti-takeover provisions which could discourage or prevent a takeover, even if an acquisition would be beneficial to our stockholders and may prevent attempts by our stockholders to replace or remove our current management.

Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- establishing a classified board of directors requiring that members of the board be elected in different years, which lengthens the time needed to elect a new majority of the board;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;
- prohibiting cumulative voting in the election of directors, which would otherwise allow for less than a majority of stockholders to elect director candidates;
- limiting the ability of stockholders to call special meetings of the stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing 90 to 120 day advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

We adopted a stockholder rights plan that may discourage, delay or prevent a merger or acquisition that is beneficial to our stockholders.

In November 2001, our board of directors adopted a stockholder rights plan that may have the effect of discouraging, delaying or preventing a merger or acquisition that is beneficial to our stockholders by diluting the ability of a potential acquiror to acquire us. Under the plan, except under certain circumstances, if a person or group acquires 20% or more of our outstanding common stock, or 10 business days after a person or group commences or announces a tender or exchange offer for 20% or more of our outstanding common stock, that person or group becomes an "Acquiring Person", and the rights (except those rights held by the Acquiring Person) would generally become exercisable for shares of our common stock at a discount. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C. and certain related persons and entities, collectively Eastbourne, from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30% with respect to Eastbourne. Because the potential acquiror's rights would not become exercisable for our shares of common stock at a discount, the potential acquiror would suffer substantial dilution and may lose its ability to acquire us. In addition, the existence of the plan itself may deter a potential acquiror from acquiring us. As a result, either by operation of the plan or by its potential deterrent effect, mergers and acquisitions of us that our stockholders may consider in their best interests may not occur.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us, including shares issued in connection with strategic alliances and corporate partnering transactions, could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market or the perception that additional sales could occur could cause the market price of our common stock to drop. As of December 31, 2008, 53,289,577 shares of our common stock were outstanding, of which 52,947,352 shares were freely tradable and 342,225 shares were transferable in accordance with certain volume, notice and manner of sale restrictions under Rule 144 of the Securities Act of 1933.

If we do not progress in our programs as anticipated, our stock price could decrease.

For planning purposes, we estimate the timing of a variety of clinical, regulatory and other milestones, such as when a certain product candidate will enter clinical development, when a clinical trial will be completed or when an application for regulatory approval will be filed. Our estimates are based on present facts and a variety of assumptions. Many of the underlying assumptions are outside of our control. If milestones are not achieved when we estimated that they would be, investors could be disappointed, and our stock price may decrease.

Our stock price may be volatile, you may not be able to resell your shares at or above your purchase price.

Our stock prices and the market prices for securities of biotechnology companies in general have been highly volatile, with recent significant price and volume fluctuations, and may continue to be highly volatile in the future. For example, our stock price dropped by 71% on the day following the announcement in December 2006 that the preliminary top-line results of our first three Phase 3 trials did not meet primary end-points. During the twelve months ended December 31, 2008, our common stock traded between $0.16 and $3.65, and on December 31, 2008, our common stock closed at $0.38. You may not be able to sell your shares quickly or at the market price if trading in our stock is not active or the volume is low. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our common stock, some of which are beyond our control:

- developments regarding, or the results of, our clinical trials;
- announcements of technological innovations or new commercial products by our competitors or us;
- developments concerning proprietary rights, including patents;
- developments concerning our collaborations;
- publicity regarding actual or potential medical results relating to products under development by our competitors or us;
- regulatory developments in the United States and foreign countries;
- litigation;
- economic and other external factors or other disaster or crisis; or
- period-to-period fluctuations in our financial results.

Our stock price may not meet the minimum bid price for continued listing on the Nasdaq Global Market. Our ability to publicly or privately sell equity securities and the liquidity of our common stock could be adversely affected if we are delisted from The Nasdaq Global Market or if we are unable to transfer our listing to another stock market.

On September 19, 2008, we received a letter from Nasdaq Listing Qualification Department indicating that, for 30 consecutive business days, the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 4450(a)(5). The letter also stated that in accordance with Nasdaq Marketplace Rule 4450(e)(2), we were given 180 calendar days to regain compliance with this listing requirement, which may be accomplished if the bid price of our common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days. Subsequently, Nasdaq implemented a temporary suspension of the minimum bid price requirement. We now have until September 21, 2009 to regain compliance. If we do not regain compliance by September 21, 2009, Nasdaq will provide written notification that our common stock will be delisted, after which we may appeal the staff determination to the Nasdaq Listing Qualifications Panel. In addition, if we do not regain compliance with this listing requirement by September 21, 2009, but meet the initial inclusion criteria for the Nasdaq Capital Market (except for the bid price requirement), we may apply to transfer the listing of our common stock to this market and, if accepted, be provided with an additional 180 day period to demonstrate compliance. If we are not eligible for an additional compliance period at that time, the Nasdaq staff will provide written notification that our securities will be delisted. Upon such notice, we may appeal the Nasdaq staff's determination to the Nasdaq Listing Qualifications Panel. There can be no assurance that our common stock would be eligible for transfer to the Nasdaq Capital Market, or, if we appeal the Nasdaq staff's determination, that such appeal would be successful.

Delisting from Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities.

We have been, and in the future may be, subject to securities class action lawsuits and shareholder derivative actions. These, and potential similar or related litigation, could result in substantial damages and may divert management's time and attention from our business.

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc. and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our product candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims.

In August 2007, a separate party who claimed to be an owner of our common stock filed a derivative action on behalf of Telik, Inc. against certain of our current and former officers and directors. The allegations were similar to those made in the securities class action regarding the development of TELCYTA. In January 2008, the plaintiff voluntarily dismissed this complaint without prejudice.

Although the parties were able to settle the class action claims and the court entered a final order approving the settlement, the order is the subject of a *pro se* appeal by an unaffiliated, individual shareholder. We may in the future be the target of securities class action or shareholder derivative claims.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our facility consists of approximately 92,000 square feet of research and office space located at 3165 Porter Drive in Palo Alto, California. The term of this lease is approximately 11.5 years, commencing in January 2003 and terminating in May 2014 with an option to extend the lease term for a period of five years. In general, our facility is in good condition and is currently operating at an average capacity of approximately 31% due to our recent restructuring.

Item 3. Legal Proceedings.

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc., and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our product candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims.

In August 2007, a separate party who claimed to be an owner of our common stock filed a derivative action on behalf of Telik, Inc. against certain of our current and former officers and directors. The allegations were similar to those made in the securities class action regarding the development of TELCYTA. In January 2008, the plaintiff voluntarily dismissed this complaint without prejudice.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of our stockholders during the fiscal quarter ended December 31, 2008.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market for Our Common Stock

Our common stock trades on the Nasdaq Global Market under the symbol "TELK". The following table sets forth the high and low sales prices (based on the daily closing prices) for our common stock for each quarterly period within the two most recent fiscal years, as reported on the Nasdaq Global Market.

Nasdaq stock listing compliance status

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 4450(a)(5). On October 17, 2008, Nasdaq implemented a temporary suspension of the minimum bid price requirement until January 19, 2009 and on December 23, 2008, Nasdaq implemented a further suspension of minimum bid price requirement until April 20, 2009. We now have until September 21, 2009 to regain compliance. We are considering various strategies in order to satisfy the minimum bid price requirement.

	High	Low
2008		
Quarter ended March 31, 2008	$3.48	$2.00
Quarter ended June 30, 2008	$2.67	$1.20
Quarter ended September 30, 2008	$1.24	$0.55
Quarter ended December 31, 2008	$0.54	$0.16
2007		
Quarter ended March 31, 2007	$6.71	$4.44
Quarter ended June 30, 2007	$6.43	$3.27
Quarter ended September 30, 2007	$3.48	$2.66
Quarter ended December 31, 2007	$4.10	$2.91

As of February 20, 2009, there were 96 stockholders of record of our common stock. We have never paid our stockholders cash dividends, and we do not anticipate paying any cash dividends in the foreseeable future as we intend to retain any earnings for use in our business. Any future determination to pay dividends will be at the discretion of our board of directors.

Performance Graph

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 2003 for: (i) the Company's Common Stock; (ii) the Nasdaq U.S. Index; and (iii) the Nasdaq Pharmaceutical Stocks Index. All values assume reinvestment of the full amount of all dividends and are calculated as of the last stock trading day of each year:



250
200
150
100
50
0
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Nasdaq US Indexed
Nasdaq Pharmaceutical Stocks Indexed
Telik, Inc.

	December 31, 2003	December 31, 2004	December 30, 2005	December 29, 2006	December 31, 2007	December 31, 2008
Telik, Inc.	$100	$ 83	$ 74	$ 19	$ 15	$ 2
Nasdaq U.S. Index	100	109	111	122	132	64
Nasdaq Pharmaceutical Stocks Index	100	107	117	115	121	112

Source: Nasdaq.net. The information under "Performance Graph" is not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act of 1934, as amended and is not to be incorporated by reference in any filing of Telik under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this annual report on Form 10-K and irrespective of any general incorporation language in those filings.

Item 6. Selected Financial Data.

The following selected historical information has been derived from the audited financial statements of Telik and should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Contract revenue from collaborations	$ —	$ —	$ —	$ 19	$ 163
Operating costs and expenses:					
Research and development	23,952	43,032	71,522	71,345	61,868
General and administrative	10,560	15,941	16,288	11,278	10,613
Restructuring costs	196	1,356	—	—	—
Total operating costs and expenses	34,708	60,329	87,810	82,623	72,481
Loss from operations	(34,708)	(60,329)	(87,810)	(82,604)	(72,318)
Interest income and other, net	2,945	5,114	8,186	7,062	2,501
Net loss	$ (31,763)	$ (55,215)	$ (79,624)	$ (75,542)	$ (69,817)
Basic and diluted net loss per share	$ (0.60)	$ (1.05)	$ (1.52)	$ (1.47)	$ (1.60)
Shares used to calculate basic and diluted net Loss per share	53,177	52,542	52,271	51,249	43,701

	As of December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, investments and restricted Investments	$ 63,469	$ 93,233	$ 141,665	$ 205,643	$ 138,647
Working capital	48,778	69,410	120,845	187,276	121,356
Total assets	75,413	98,528	149,214	213,346	146,133
Current portion of capital lease obligations and loans	—	—	440	901	1,339
Non-current portion of capital lease obligations, loans and long-term liabilities	8,000	—	—	145	1,029
Accumulated deficit	(479,892)	(448,129)	(392,914)	(313,290)	(237,748)
Total stockholders' equity	62,372	87,319	132,622	194,525	126,344

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Telik is engaged in the discovery and development of small molecule drugs. Our business strategy is to advance TELINTRA through Phase 2 clinical studies, and after obtaining clinical data, enter into a partnership with a pharmaceutical or biotechnology company to assist in further development and commercialization; advance our two leading preclinical drug candidates TLK58747 and TLK60404 into the clinic and seek a partnership for TELCYTA for further development. We have incurred net losses since inception and expect to incur losses for the next several years as we continue our research and development activities.

During the year ended December 31, 2008, loss from operations was $34.7 million and net loss was $31.8 million. Net cash used in operations for the year ended December 31, 2008 was $30.3 million and net cash, cash equivalents, investments and restricted investments at December 31, 2008 were $63.5 million. As of December 31, 2008, we had an accumulated deficit of $479.9 million.

Our expenses have consisted primarily of those incurred for research and development and general and administrative costs associated with our operations. The process of carrying out the development of our product candidates to later stages of development and our research programs may require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and obtaining regulatory approval. We outsource our clinical trials and our manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead. To date, we have funded our operations primarily through the sale of equity securities, and from non-equity payments from collaborative partners.

We are subject to risks common to biopharmaceutical companies, including risks inherent in our research, development and commercialization efforts, preclinical testing, clinical trials, uncertainty of regulatory and marketing approvals, enforcement of patent and proprietary rights, the need for future capital, potential competition, use of hazardous materials and retention of key employees. In order for a product to be commercialized, it will be necessary for us to conduct preclinical tests and clinical trials, demonstrate efficacy and safety of our product candidates to the satisfaction of regulatory authorities, obtain marketing approval, enter into manufacturing, distribution and marketing arrangements, obtain market acceptance and, in many cases, obtain adequate reimbursement from government and private insurers. We cannot provide assurance that we will generate revenues or achieve and sustain profitability in the future.

In February 2009, we implemented a restructuring plan to further reduce our operating expenses and to streamline our infrastructure to focus on our most advanced preclinical and clinical development programs. As a result of the restructuring plan we reduced our workforce by 36 positions and expect to record a charge of approximately $0.9 million which primarily includes employee severance and related costs. As a result of our restructuring plan, we believe our existing cash resources will be sufficient to satisfy our current operating plan until the end of 2011. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future.

We expect that our quarterly and annual results of operations will fluctuate for the foreseeable future due to several factors, including the timing and extent of our research and development efforts and the outcome of our clinical trial activities. The successful development of our products is uncertain. As such, an accurate prediction of future operating results is difficult or impossible.

Clinical Product Development

TELCYTA, our first product candidate, is a small molecule cancer drug product candidate designed to be activated in cancer cells. TELCYTA has shown clinical antitumor activity alone and in combination with standard chemotherapeutic agents in multiple Phase 2 clinical trials in refractory or resistant ovarian, non-small cell lung, breast and colorectal cancer. In addition, TELCYTA demonstrated clinical activity in two Phase 2 trials in combination regimens as first line treatment in patients with Stage IIIb or IV non-small cell lung cancer.

We initiated four randomized Phase 3 registration trials in platinum refractory or resistant ovarian cancer and in platinum resistant non-small cell lung cancer. ASSIST-1 and ASSIST-3 were designed to evaluate TELCYTA in the treatment of platinum resistant ovarian cancer. ASSIST-2 was designed to evaluate TELCYTA in the treatment of advanced non-small cell lung cancer. In June 2007, we reported that these trials did not achieve their primary endpoints. ASSIST-5, our fourth randomized Phase 3 trial, was initiated in May 2006 to evaluate TELCYTA in combination with PLD versus PLD alone as second line therapy in platinum refractory or resistant ovarian cancer.

On June 4, 2007, a full clinical hold for TELCYTA was initiated by the U.S. Food and Drug Administration, or FDA. As a result, we stopped enrolling new patients on the ASSIST-5 trial, and patients being treated on TELCYTA trials could not receive additional treatment until such time that the FDA released the clinical hold. On June 15, 2007 the FDA converted the full clinical hold on TELCYTA to a partial hold, thereby enabling patients that had been enrolled in the trial the opportunity to continue to receive study treatments, subject to re-consenting procedures. On October 12, 2007, the FDA completed its review of our TELCYTA data and removed the partial hold, permitting the resumption of TELCYTA clinical development. Although the initial trial design provided for the enrollment of 244 patients no further patients were enrolled in the ASSIST-5 trial since the FDA removal of the partial hold. The study on the 125 patients that had been enrolled prior to June 2007 has been completed and on October 29, 2008 we announced top-line results demonstrating that statistically significant improvement was observed in a sub-set of patients with platinum refractory or primary resistant disease. We intend to seek a partnership with a pharmaceutical or biotechnology company to further advance the development and commercialization of TELCYTA.

TELINTRA, our second drug product candidate in clinical development, is a small molecule glutathione analog inhibitor of the enzyme glutathione S-transferase P1-1. We are developing TELINTRA for the treatment of blood disorders associated with low blood cell levels, such as neutropenia or anemia. In May 2008, we initiated two Phase 2 clinical trials of TELINTRA tablets, one for the treatment of patients with MDS and the other for the treatment of chemotherapy induced neutropenia, or CIN, in patients with locally advanced or metastatic non-small cell lung cancer receiving first-line chemotherapy. Both of these trials are randomized Phase 2 studies and are enrolling patients. The trial for MDS is intended to enroll 86 patients and the trial for CIN is intended to enroll 135 patients.

Pre-Clinical Drug Product Development

TLK58747—Cytotoxic Small Molecule

TLK58747 is a novel metabolically activated cytotoxic small molecule. TLK58747 induces apoptosis and G2/M, or cell division, cell cycle arrest in a broad array of human cancer cell lines including those not expressing GST P1-1. It has shown significant anti-tumor activity in human breast, pancreatic, brain and colon tumors in pre-clinical models of human cancer when administered either orally or by injection. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

TLK60404—Aurora Kinase/VEGFR2 Inhibitors

We currently have a small molecule compound inhibiting both Aurora kinase and VEGFR2 kinase in pre-clinical development. Aurora kinase is a signaling enzyme whose function is required for cancer cell division, while vascular endothelial growth factor receptor, or VEGFR, plays a key role in tumor blood vessel formation, ensuring an adequate supply of nutrients to support tumor growth. The lead compounds of our first dual inhibitor program met a development milestone in August 2008 by demonstrating anticancer activity in preclinical models of human colon cancer and human leukemia. A development drug product candidate, TLK60404, has been selected. We are conducting the required preclinical safety studies that if successful may support the potential filing of an IND application with the FDA.

MCP-1 Antagonists (C243)—Small Molecule for Autoimmune and Inflammatory Disorders

MCP-1 antagonists, including our lead compound C243, is a small molecule that prevents leukocyte infiltration, a process linked to tissue injury in chronic autoimmune and inflammatory diseases such as multiple sclerosis, rheumatoid arthritis and atherosclerosis. In February 2007, we announced an agreement with SRI International under which SRI will fund and conduct preclinical studies of C243 in multiple sclerosis and other autoimmune and inflammatory diseases.

We discovered all of our drug product candidates using our proprietary technology, TRAP, which we believe enables the rapid and efficient discovery of small molecule drug product candidates. We expect to enter into collaborative arrangements with third parties, such as contract research organizations for clinical trials, development, manufacturing, regulatory approvals or commercialization of some of our products, particularly outside North America, or in disease areas requiring larger and longer clinical trials than cancer.

In August 2008, we announced a license agreement with ReceptorBio, Inc. which would enable ReceptorBio to develop and commercialize our oral small molecule insulin receptor kinase activators. These compounds were identified through the application of TRAP. The agreement is contingent on ReceptorBio's reimbursement of Telik's patent expenses. It also provides for payments to Telik related to regulatory milestones and royalties based on product sales or licensing fees; and will expire at the end of the royalty period. Our development focus does not currently include metabolic diseases like diabetes.

Nasdaq Stock Listing Compliance Status

On September 19, 2008, we received notification from Nasdaq informing us that the bid price for our common stock had closed below the minimum $1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Marketplace Rule 4450(a)(5) and giving us 180 days to regain compliance. Nasdaq subsequently implemented temporary suspensions of the minimum bid price requirement. We have until September 21, 2009 to regain compliance and are considering various strategies in order to satisfy the minimum bid price requirement.

UBS Purchase Rights and Loan

On November 10, 2008, we entered into an agreement with UBS AG and with its affiliates, or UBS, whereby we received rights (the "Right") to sell all our auction rate securities, or ARS, held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. If we do not exercise the Right, the ARS will continue to accrue and pay interest as determined by the auction process or the terms specified in the prospectus of the ARS if the auction process fails. If the Right is not exercised on or before July 2, 2012, it will expire and UBS will have no further obligation to buy our ARS. UBS is also granted the right to purchase or sell our ARS at any time after acceptance of the Agreement until July 2, 2012, so long as we receive par value for the ARS. The Right is a nontransferable security registered with the SEC.

In connection with our acceptance of the offer to enter into the agreement, UBS has made available to us "no net cost" loans for up to 75% of the market value of our ARS, where interest payable on the loan does not exceed interest earned on our ARS. The loan is to be secured by our ARS. On December 31, 2008, we borrowed $8 million from UBS in accordance with such a secured, "no net cost" demand facility.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an on-going basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements appearing at the end of this Annual Report on Form 10-K, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Fair Value Measurements

Effective January 1, 2008, we adopted FAS 157 which establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually. Therefore, we have currently adopted the provisions of FAS 157 with respect to our financial assets and liabilities only. On October 10, 2008, the FASB issued Staff Position No. FAS 157-3, FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", which clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is applicable to the valuation of auction rate securities held by us for which there was no active market as of December 31, 2008 and is effective upon issuance, including prior periods for which financial statements have not been issued.

Fair value is defined under FAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 Quoted prices in active markets for identical assets or liabilities;

Level 2 Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The determination of fair value for Level 3 instruments requires the most management judgment and subjectivity.

Stock-Based Compensation Expense

On January 1, 2006, we adopted FAS 123R, and used the fair value method to account for share-based payment awards following the modified prospective method of adoption which provided for certain changes to the method for valuing stock-based compensation. Under the provisions of FAS 123R, employee stock-based compensation is estimated at the date of grant based on the employee stock award's fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. Our expected stock-price volatility assumption for 2006 was based on historical volatility. From January 1, 2007 to June 30, 2008, a blended rate of 50% historical volatility and 50% implied volatility was used since we had sufficient market activity existed with respect to our traded options during such period. For the period from July 1, 2008 to December 31, 2008, the expected volatility was based solely on historical volatility as there was insufficient traded option activity due to adverse stock market conditions. The expected term of options granted is based on the simplified method in accordance with the SEC Staff Accounting Bulletin No. 110, or SAB 110, as our historical share option exercise experience does not provide a reasonable basis for estimation. SAB 110 was effective on January 1, 2008 and provided guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), "Share-Based Payment". SAB 110 amends SAB 107 allowing companies to continue using the simplified method, under certain circumstances, beyond December 31, 2007. FAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adjusted our forfeiture rate to reflect actual historical and expected cancellations of unvested options due to employee attrition. We increased our forfeiture rates from 9.2% in 2006 to 14.0% in 2007 and to 15.7% in 2008. See also Note 8, "Stockholders' Equity," in the Notes to Financial Statements for further information.

If factors change and we develop different assumptions in the application of FAS 123R in future periods, the compensation expense that we record under FAS 123R may differ significantly from what we have recorded in the current period.

Research and Development Expenses

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third-party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiation and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed during a given period of time over the life of the individual study in accordance with agreements established with third-party contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and third-party service providers of the progress or stage of completion of trials or services and the agreed upon fee to be paid for such services in each agreement. These estimates may or may not match the actual services performed by the third-party organizations as measured by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future periods.

Use of Estimates

In preparing our financial statements to conform with GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Results of Operations

Revenues

We had no collaborative research agreements in 2008, 2007 and 2006 and currently do not expect to record any revenue in the next twelve months. Future non-product revenues, if any, will depend upon the extent to which we enter into new collaborative research agreements and the amounts of payments relating to such agreements.

Research and Development Expenses

Research and development expenses for the years ended December 31, 2008, 2007 and 2006 were $24.0 million, $43.0 million and $71.5 million. Our research and development activities consist primarily of drug development, clinical supply manufacturing, clinical activities, discovery research, screening and identification of product candidates and preclinical studies. We group these activities into two major categories: "research and preclinical" and "clinical development."

The costs associated with research and preclinical and clinical development activities approximate the following:

	Years Ended December 31,			Annual Percent Change	
	2008	2007	2006	2008/2007	2007/2006
	(in thousands, except percentages)				
Research and preclinical	$14,012	$17,822	$21,206	(21)%	(16)%
Clinical development	9,940	25,210	50,316	(61)%	(50)%
Total research and development	$23,952	$43,032	$71,522	(44)%	(40)%

Total research and development expenses for the year ended December 31, 2008 decreased by 44%, or $19.1 million, compared to the same period in 2007 primarily due to the following:

— reduction of approximately $10.5 million as Phase 3 clinical trial study activities in our ASSIST-1, ASSIST-2, ASSIST-3 and ASSIST-5 were completed;

— corresponding decreased costs in our clinical drug supply manufacturing cost of approximately $1.0 million;

— decreased costs of approximately $5.8 million in connection with headcount reduction associated with reduced clinical activities; and

— lower stock-based compensation expense of approximately $1.2 million primarily due to complete vesting of higher value stock options granted in earlier periods.

Total research and development expenses for the year ended December 31, 2007 decreased by 40%, or $28.5 million, compared to the same period in 2006 primarily due to the following:

— reduction of approximately $15.5 million as study activities in our ASSIST-1, ASSIST-2, ASSIST-3 and Phase 2 clinical trials are near completion, partially offset by costs related to our ASSIST-5 clinical trial of approximately $3.4 million; and

— corresponding decreased costs in our clinical drug supply manufacturing cost of approximately $4.1 million.

— reduction of approximately $7.9 million associated with lower headcount as a result of our corporate restructuring and corresponding reduction in clinical activities; and

— lower stock-based compensation expense of approximately $4.4 million primarily due to higher estimated forfeiture rates used in 2007 to reflect the cancellation of unvested options for higher than estimated level of termination and complete vesting of stock options granted in earlier periods partially offset by expense associated with new stock options granted.

We expect total research and development expenditures to decrease in the next twelve months as we focus on the Phase 2 clinical trials of TELINTRA tablets and preclinical studies on TLK58747 and TLK60404. Traditionally, Phase 2 and pre-clinical studies incur less expenses than Phase 3 studies due to comparative size of the studies. Specifically, we expect both clinical and manufacturing expenditures to be lower than previous years and the timing and the amount of these expenditures will depend on the progress of the TELINTRA tablets Phase 2 clinical trials.

The following table summarizes our principal drug product candidate development initiatives:

	Related R&D Expenses Years Ended December 31,		
Product	**2008**	**2007**	**2006**
	(in thousands)		
TELCYTA	$ 4,494	$22,919	$48,922
TELINTRA	6,019	3,785	4,828
Other (1)	13,439	16,328	17,772
Total research and development expenses	$23,952	$43,032	$71,522

(1) "Other" constitutes research and development activities performed by our Chemistry, Biology, preclinical and Quality Assurance departments as these costs cannot be allocated to any individual project.

The largest component of our total operating expenses is our on-going investment in our research and development activities and, in particular, the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. Current FDA requirements for a new human drug to be marketed in the United States include:

- the successful conclusion of preclinical laboratory and animal tests, if appropriate, to gain preliminary information on the product's safety;
- filing with the FDA of an IND, to conduct initial human clinical trials for drug candidates;
- the successful completion of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate; and
- filing by company and acceptance and approval by the FDA of a New Drug Application, or NDA, for a product candidate to allow commercial distribution of the drug.

In view of the factors mentioned above, we consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the candidate, the validity of the target and disease indication, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Due to these and other factors, it is difficult to give accurate guidance on the anticipated proportion of our research and development investments or the future cash inflows from these programs.

General and Administrative Expenses

	Years Ended December 31,			Annual Percent Change	
	2008	2007	2006	2008/2007	2007/2006
	(in thousands, except percentages)				
General and administrative	$10,560	$15,941	$16,288	(34)%	(2)%

The decrease in general and administrative expenses of 34%, or $5.4 million in 2008 compared to the same period in 2007 was primarily due to approximately $2.3 million associated with headcount reduction and related administrative expenses. In addition, legal expenses decreased by approximately $1.9 million primarily due to the completion of our class action lawsuit defense and reduced patent application expenses. Stock-based compensation expense also decreased by approximately $1.2 million primarily due to complete vesting of higher value stock options granted in earlier periods.

The decrease of 2%, or $347,000 in 2007 compared to the same period in 2006 resulted from a decrease in stock-based compensation expense of approximately $1.6 million due to higher estimated forfeiture rates used in 2007 to reflect the cancellation of unvested options for higher than estimated level of termination and complete vesting of stock options granted in earlier periods partially offset by expense associated with new stock options granted. In addition, expenses decreased by approximately $337,000 as a result of our corporate restructuring and lower administrative expenses. The decrease in expense was partially offset by a $1.6 million increase in legal expenses and other related costs primarily due to our securities class action lawsuit.

We expect future general and administrative expenses to be lower than the 2008 spending level as we undertake efforts to lower expenses.

Restructuring Costs

	Years Ended December 31,		
	2008	2007	2006
	(In thousands)		
Restructuring costs	$196	$1,356	$—

In September 2008, we recorded a restructuring charge of approximately $199,000 for severance costs and health benefits charges relating to a workforce reduction of seven positions.

In February 2007, we reduced our workforce by 38 positions, or approximately 25% of our workforce, and recorded a restructuring charge of approximately $1.4 million for severance costs and other charges in the quarter ended March 31, 2007.

Interest Income and Interest Expense

	Years Ended December 31,			Annual Percent Change	
	2008	2007	2006	2008/2007	2007/2006
	(in thousands, except percentages)				
Interest and other income (expense), net	$2,945	$5,183	$8,243	(43)%	(37)%
Interest expense	$ —	$ 69	$ 57	(100)%	21%

Interest and other income (expense), net of $2.9 million, $5.2 million and $8.2 million for the years ended December 31, 2008, 2007 and 2006 resulted primarily from earnings on investments. The decrease of approximately $2.2 million in 2008 compared to the same period in 2007 was due to a $3.7 million decrease in investment income as a result of lower investment cash balances and lower interest rates, an increase in write-down expenses of approximately $7.2 million for investments in ARS due to changes in market conditions resulting in an other-than-temporary impairment which was offset by a gain of $8.6 million from the ARS Right offered by UBS. See discussion under Liquidity and Capital Resources below. The decrease in 2007 compared to 2006 was due to lower investment cash balance and included a write-down expense of approximately $733,000 of three ARS investments due to changes in market conditions resulting in an other-than-temporary impairment.

There was no interest expense for the year ended December 31, 2008 as our lease and loan obligations were fully paid off at December 31, 2007. Interest expense was $69,000 and $57,000 for the years ended December 31, 2007 and 2006. The increase in interest expense in 2007 compared to 2006 was due to interest associated with a buy-out option on leased equipment.

Liquidity and Capital Resources

	2008	2007	2006
	(In millions, except ratios)		
December 31:			
Cash, cash equivalents, investments and restricted cash	$ 63.5	$ 93.2	$ 141.7
Working capital	$ 48.8	$ 69.4	$ 120.8
Current ratio	11.3 : 1	7.3 : 1	8.3 : 1
Year ended December 31:			
Cash provided by (used in):			
Operating activities	$ (30.3)	$ (48.4)	$ (65.2)
Investing activities	$ 30.7	$ 11.4	$ 13.1
Financing activities	$ 9.0	$ 0.8	$ 2.0
Capital expenditures (included in investing activities above)	$ (0.1)	$ (0.2)	$ (1.0)

Sources and Uses of Cash. Due to the significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1988. As such, we have funded our research and development operations through sales of equity, collaborative arrangements with corporate partners, interest earned on investments and equipment lease financings. At December 31, 2008 we had available cash, cash equivalents, investments and restricted investments of $63.5 million. Our cash and investment balances are held in a variety of interest-bearing instruments including obligations of U.S. government agencies, high-grade corporate and municipal bonds, commercial paper, auction rate preferred securities and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

At December 31, 2008, $18.7 million (par value) of our investment portfolio is invested in corporate and municipal notes investments with an auction reset feature ("auction rate certificates" and "auction preferred stock"), collectively known as auction rate securities, or ARS, through our investment manager UBS. Beginning in late 2007, our securities invested in ARS failed to settle in scheduled auctions due to liquidity crises. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. The interest rates may be reset to predetermined "penalty" or "maximum" rates based on mathematical formulas in accordance with each security's prospectus. While we continue to earn interest on the ARS, these investments are not liquid and their carrying amounts are impaired due to the adverse change in the corporate debt market. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. We have recorded these investments at an estimated fair value of $10 million at December 31, 2008. In November 2008, we entered into an agreement with UBS whereby we received the Right to sell all our ARS with par value of $18.7 million held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. If we do not exercise the Right, the ARS will continue to accrue and pay interest as determined by the auction process or the terms specified in the prospectus of the ARS if the auction process fails. If the Right is not exercised on or before July 12, 2012, it will expire and UBS will have no further obligation to buy our ARS. We expect to exercise our Right to sell such securities to UBS. UBS is also granted the right to purchase or sell our ARS at any time after acceptance of the agreement until July 2, 2012, so long as we receive par value for the ARS. The value of the Right of $8.6 million largely offset the decline in fair value of the ARS from par value. In connection with our acceptance of the offer to enter into the agreement, UBS would also make available to us "no net cost" loans up to 75% of the market value of our ARS. The "no net cost" loans must be repaid upon commencement of the exercise of the rights. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. The loan is treated as a "no net cost loan" as defined in the agreement, meaning that the loan will bear interest at a rate equal to the average rate of interest paid or deemed paid to Telik on the pledged ARS such that the interest cost, net of interest received by us on the pledged ARS, will be zero. Though the loan is payable on demand, if UBS should exercise its discretionary right to demand repayment of any portion of the loan prior to the date we can exercise our repurchase rights, UBS and certain of its affiliates will arrange for alternative financing on terms and conditions substantially the same as those contained in the loan, and if alternative financing cannot be established, then UBS or one of its affiliates will purchase our pledged ARS at par. UBS' obligation to arrange such alternative financing does not apply under certain circumstances, including, but not limited to, if we sell the ARS pledged as collateral. Proceeds of sales of our ARS will first be applied to repayment of the credit line with the balance, if any, for our account.

Cash Flows from Operating Activities. Cash used in operations for 2008 was $30.3 million compared with $48.4 million in 2007 and $65.2 million in 2006. Net loss of $31.8 million in 2008 included non-cash charges of $6.3 million for stock-based compensation, $1.0 for depreciation and amortization and $8.0 million for the write-down of marketable securities and were partially offset by a gain of $8.6 million recorded upon initial recognition of a put option associated with the ARS rights with UBS. Cash used in operations was further impacted by a $5.0 million reduction in accrued clinical trials related primarily to the completion of our ASSIST 1, 2, 3 and 5 clinical trials and a $1.0 million reduction in accrued legal and related expenses primarily for amounts paid in connection with the class action lawsuit, partially offset by a decrease of $563,000 in interest receivables as a result of lower interest rates and investment balances and a $825,000 increase in accounts payable. Cash used in 2007 resulted from a net loss of $55.2 million which included non-cash charges of $8.6 million for stock-based compensation, $1.7 million for depreciation and amortization and $0.7 million for the write-down of marketable securities. Cash used in operations was further impacted by a $3.5 million reduction in accrued clinical trials related primarily to the near completion of our ASSIST 1, 2 and 3 clinical trials and a $1.6 million reduction in accounts payable. Cash used in 2006 resulted from a net loss of $79.6 million which included non-cash charges of $14.6 million for stock-based compensation and $1.6 million for depreciation and amortization. Cash used in operations in 2006 was further impacted by a decrease of $1.2 million in accrued clinical trials expenses, primarily due to our Phase 3 clinical trials and a $2.6 million decrease in accrued compensation expense primarily due to bonus payouts. Cash outflows in 2006 were offset by an increase of $1.2 million in accrued liabilities related mainly to manufacturing expenses and $1.1 million in accounts payable.

Cash Flows from Investing Activities. Cash provided by investing activities for 2008 was $30.7 million compared to $11.4 million in 2007 and $13.1 million in 2006. Cash provided in 2008 was primarily from $28.0 million in maturities of investments and $16.5 million from sales of investments offset by $13.7 million in purchases of available-for-sale investments. Cash provided in 2007 was primarily from $55.5 million in maturities of investments and $1.1 million from sales of investments partially offset by $45.0 million in purchases of available-for-sale investments. Capital expenditures in 2007 were $163,000, primarily for laboratory equipment purchases. Cash provided in 2006 was primarily from $50.4 million in sales and maturities of investments offset by $36.3 million in purchases of available-for-sale investments. Capital expenditures in 2006 were $996,000 primarily for laboratory equipment, computer equipment and software purchases.

Cash Flows from Financing Activities. Cash provided by financing activities for 2008 was approximately $8.6 million compared with $781,000 in 2007 and $2.0 million in 2006. Financing activities in 2008 comprised of $8.0 million in loan proceeds from UBS and $550,000 in proceeds from stock option exercises and purchases under our employee stock purchase plan. Financing activities in 2007 were comprised primarily of $1.2 million in proceeds from stock option exercises and purchases under our employee stock purchase plan, offset by $440,000 in payments under capital leases and equipment loans. Financing activities for 2006 were comprised primarily of $2.9 million in proceeds from stock option exercises and our employee stock purchase plan, partially offset by $927,000 in payments under capital leases and equipment loans.

Working Capital. Working capital decreased to $48.8 million at December 31, 2008 from $69.4 million at December 31, 2007. The decrease in working capital was primarily due to our use of cash for operating expenses and our TELCYTA and TELINTRA development programs.

As a result of our restructuring plan implemented in February 2009, we believe our existing cash resources will be sufficient to satisfy our current operating plan until the end of 2011. Changes in our research and development plans or other changes affecting our operating expenses may affect actual future consumption of existing cash resources as well. In any event, we will require substantial additional financing to fund our operations in the future. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience dilution. Debt financing may subject us to restrictive covenants that may adversely affect our operations. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves. Our future capital uses and requirements depend on numerous factors, including the following:

- the progress and success of preclinical studies and clinical trials of our product candidates;
- the progress and number of research programs in development;
- the costs associated with conducting Phase 2 clinical trials;
- the costs and timing of obtaining regulatory approvals;
- our ability to establish, and the scope of, any new collaborations;
- our ability to meet the milestones identified in our collaborative agreements that trigger payments;
- the costs and timing of obtaining, enforcing and defending our patent and intellectual property rights; and
- competing technological and market developments.

We currently have no commitments for any additional financings. If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to market our products as planned or continue development of our products, or we could be required to delay, scale back or eliminate some or all of our research and development programs.

Our future contractual obligations at December 31, 2008 are as follows:

	Total	2009	2010-2011	2012-2013	After 2013
			(In thousands)		
Operating leases	$20,255	$3,636	$7,576	$7,506	$1,537

We have a contractual obligation under the terms of our manufacturing supply agreement with Organichem Corporation, wherein we are obligated to purchase a majority of our United States requirements for the active ingredient in TELCYTA for a number of years. However, we currently do not have any requirements for the active ingredient. We have agreed on a pricing schedule for such supply, which will be subject to future renegotiation after a defined time period.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements as defined in Regulation S-K 303(a)(4)(ii).

Recent Accounting Pronouncements

See Note 1 of Notes to Financial Statements for a description of new accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following discussion about our market risk exposure involves forward-looking statements. We do not use or hold derivative financial instruments, however we are exposed to market risk related to changes interest rates and market conditions.

Our investment policy is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio. To minimize the exposure due to adverse shifts in interest rates we maintain investments of shorter maturities. Our marketable securities portfolio is primarily invested in corporate debt securities and commercial papers with an average maturity of under one year and a minimum investment grade rating of A or A-1 or better to minimize credit risk. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments were sold prior to maturity. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. We have operated primarily in the United States and all funding activities with our collaborators to date have been made in U.S. dollars. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

The table below presents the principal amounts and weighted-average interest rates by year of stated maturity for our investment portfolio:

	2009	2010	2011 and Beyond	Total	Fair Value at December 31, 2008
	(In thousands, except percentages)				
Available-for-sale securities	$1,978	—	—	$ 1,978	$ 1,999
Trading securities	—	—	$18,700	$18,700	$10,010
Average interest rate	2.52%	—	2.94%	2.90%	

Trading securities are comprise of corporate, student loans and municipal notes investments with an auction reset feature ("auction rate certificates" and "auction preferred stock"), collectively known as ARS, held in our account with UBS. As discussed previously, while we continue to earn interest on the ARS, these investments are not liquid and their carrying amounts are impaired due to the adverse change in the debt market. As a result, our ability to liquidate our investment and fully recover the carrying value of our investment in the near term may be limited or not exist. As discussed previously, in November 2008, we entered into an agreement with UBS whereby we received the Right to sell all our ARS held in our UBS account at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. We intend to exercise this right and recover par value of the ARS. The value of the Right largely offset the decline in fair value of the ARS. However, UBS's obligations under the Right are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Rights. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Rights. If UBS has insufficient funding to buy back the ARS and the auction process continues to fail, then we may incur further losses on the carrying value of the ARS. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. The loan is treated as a "no net cost loan" as defined in the agreement, meaning that the loan will bear interest at a rate equal to the average rate of interest paid or deemed paid to us on the pledged ARS such that the interest cost, net of interest received by us on the pledged ARS, will be zero.

Item 8. Financial Statements and Supplementary Data.

All information required by this item is included in Item 15 of Part IV of this Annual Report on Form 10-K and is incorporated into this item by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

(I) Evaluation of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Based on their evaluation as of December 31, 2008, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) were effective.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(II) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our procedures or our internal controls will prevent or detect all error and all fraud. An internal control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of our controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Our management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective based on these criteria.

Our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below.

(III) Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited Telik, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telik, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telik, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Telik, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Telik, Inc. and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Palo Alto, California
February 27, 2009

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Information regarding directors and executive officers is incorporated by reference to the information set forth under the caption "Information Regarding the Board of Directors and Corporate Governance" in our Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2009.

We have adopted the Telik, Inc. Code of Conduct, a code of ethics with which every person who works for us is expected to comply, including without limitation our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Telik, Inc. Code of Conduct is filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003 as filed on March 4, 2004, with the U.S. Securities and Exchange Commission, or SEC, and is incorporated herein by reference. If we make any substantive amendments to the Telik, Inc. Code of Conduct or grant to any of our directors or executive officers any waiver including any implicit waiver, from a provision of the Telik, Inc. Code of Conduct, we will disclose the nature of the waiver or amendment in a Current Report on Form 8-K.

Item 11. Executive Compensation.

Information regarding executive compensation is incorporated by reference to the information set forth under the captions "Executive Compensation", "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or before April 30, 2009.

Equity Compensation Plan Information

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A) (1))
Equity compensation plans approved by security holders	10,039,512	$10.04	4,435,114(2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	10,039,512	$10.04	4,435,114(2)

(1) Each year on January 1, since January 1, 2001, the aggregate number of shares of common stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of common stock outstanding on that date or such lesser amount as may be determined by our board of directors. In addition, the 2000 Employee Stock Purchase Plan provides for the automatic increase on that date in the number of shares equal to the lesser of 150,000 shares or 1% of the outstanding shares on that date or such lesser amount as may be determined by the Board.

(2) Includes 697,455 shares issuable under the 2000 Employee Stock Purchase Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated by reference to the information set forth under the caption "Transactions with Related Persons" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission on or before April 30, 2009.

Item 14. Principal Accountant Fees and Services.

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Proposal 2 – Ratification of Selection of Independent Auditors" in our Proxy Statement for the Annual Meeting of Stockholders to be filed with the Commission by on or before April 30, 2009.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this Annual Report:

1. *Financial Statements.* Our financial statements and the Report of Independent Registered Public Accounting Firm, are included in Part IV of this Report on the pages indicated:

2. *Financial Statement Schedules.* All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

3. *Exhibits:*

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation. (2)
3.2	Amended and Restated Bylaws. (16)
4.1	Specimen Common Stock Certificate. (1)
4.2	Rights Agreement dated November 2, 2001, by and between Telik and Wells Fargo Bank Minnesota, N.A., replaced by EquiServe Trust Company, N.A. as Rights Agent. (6)
4.3	Registrant's Certificate of Designation of Series A Junior Participating Preferred Stock. (6)
4.4	Agreement, by and among Telik, Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund, L.P., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., and Richard J. Barry, dated May 18, 2006. (11)
4.5	Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated May 18, 2006. (13)
4.6	Second Amendment to Rights Agreement between Telik and Computershare Shareholder Services, Inc. and Computershare Trust Company, N.A., dated December 11, 2006. (12)
4.7	Amended and Restated Standstill Agreement between Telik and Eastbourne Capital Management, L.L.C. and certain related persons and entities, dated December 11, 2006. (12)
10.1	Form of Indemnity Agreement. (1) (3)
10.2	2000 Equity Incentive Plan and related documents. (3) (4)
10.3	2000 Employee Stock Purchase Plan and Offering. (3) (4)
10.4	2000 Non-Employee Directors' Stock Option Plan and Agreement. (3) (17)
10.5	1996 Stock Option Plan and forms of grant thereunder. (3) (4)
10.6	1988 Stock Option Plan and forms of grant thereunder. (3) (4)
10.7	Form of Non-Plan Stock Option Agreement. (3) (4)
10.8	Telik, Inc. Executive Officer Bonus Plan. (3) (15)

Exhibit Number	Description
10.9*	Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated December 20, 1996, as amended. (1)
10.10*	License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated September 24, 1997, as amended. (1)
10.11*	Third Amendment to Collaboration Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.12*	Second Amendment to License Agreement between Telik and Sanwa Kagaku Kenkyusho Co., Ltd., dated February 14, 2001. (5)
10.13	Employment Agreement between Cynthia M. Butitta and Telik, dated February 1, 2001. (3) (5)
10.14	Employment Agreement between Michael M. Wick, M.D., Ph.D. and Telik, dated December 10, 1997, as amended. (1) (19)
10.15	Lease between Telik and The Board of Trustees of the Leland Stanford Junior University, dated July 25, 2002. (7)
10.16*	Manufacturing Supply Agreement dated July 1, 2004, by and between Telik and Organichem Corporation. (8)
10.17	Telik, Inc. Change of Control Severance Benefit Plan, dated February 21, 2003, amended December 17, 2008. (3) (19)
10.18	Bonuses for Fiscal Year 2008 and Base Salaries for Fiscal Year 2009 for Named Executive Officers. (3) (15)
10.19	Employment Offer Letter between Dr. Stephen Ryser and Telik, dated August 1, 2008. (3) (18)
14.1	Telik, Inc. Code of Conduct. (9)
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (included on the signature pages hereto)
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a).
32.1	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

* Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the Securities and Exchange Commission.

(1) Incorporated by reference to exhibits to our Registration Statement on Form S-1, filed on April 3, 2000, as amended (File No. 333-33868).

(2) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on March 27, 2002.

(3) Management contract or compensatory arrangement.

(4) Incorporated by reference to exhibits to our Registration Statement on Form S-8, as filed on August 30, 2000 (File No. 333-44826).

(5) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2000 initially filed on March 28, 2001 as amended on Form 10-K/A, as filed on September 20, 2001.

(6) Incorporated by reference to exhibits to our Current Report on Form 8-K dated November 2, 2001, as filed on November 5, 2001.

(7) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002, as filed on November 13, 2002.

(8) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, as filed on November 8, 2004.

(9) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the year ended December 31, 2003, as filed on March 5, 2004.

(10) Incorporated by reference to Exhibit 4.5 to our Current Report on Form 8-K dated May 18, 2006, as filed on May 18, 2006.

(11) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(12) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 11, 2006, as filed on December 12, 2006.

(13) Incorporated by reference to Exhibit A to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, as filed on August 3, 2006.

(14) Incorporated by reference to exhibits to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, as filed on May 7, 2003.

(15) Incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the year ended December 31, 2006, as filed on February 28, 2007.

(16) Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K dated December 11, 2007, as filed on December 14, 2007.

(17) Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2007, as filed on March 3, 2008.

(18) Incorporated by reference to Exhibit 10.21 to our Current Report on Form 8-K dated August 1, 2008 as filed on August 5, 2008.

(19) Incorporated by reference to exhibits to our Current Report on Form 8-K dated December 17, 2008, as filed on December 23, 2008.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELIK, INC.

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: March 2, 2009

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wick, M.D., Ph.D. and Cynthia M. Butitta, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ MICHAEL M. WICK **Michael M. Wick, M.D., Ph.D.**	Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2009
/s/ CYNTHIA M. BUTITTA **Cynthia M. Butitta**	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	February 27, 2009
/s/ EDWARD W. CANTRALL **Edward W. Cantrall, Ph.D.**	Director	February 27, 2009
/s/ MARY ANN GRAY **Mary Ann Gray, Ph.D.**	Director	February 27, 2009
/s/ STEVEN R. GOLDRING **Steven R. Goldring, M.D.**	Director	February 27, 2009
/s/ RICHARD B. NEWMAN **Richard B. Newman**	Director	February 27, 2009
/s/ STEFAN RYSER **Stefan Ryser, Ph.D.**	Director	February 27, 2009
/s/ HERWIG VON MORZE **Herwig von Morze, Ph.D.**	Director	February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Telik, Inc.

We have audited the accompanying balance sheets of Telik, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Telik, Inc. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with the U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in fiscal year 2007, Telik, Inc. changed its method of accounting for uncertainty in income taxes in accordance with guidance provided in Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes–An Interpretation of FASB Statement No. 109."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Telik Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Palo Alto, California
February 27, 2009

TELIK, INC.

BALANCE SHEETS
(In thousands, except share and per share data)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 50,562	$ 41,646
Short-term investments	1,999	36,853
Interest and other receivables	38	601
Prepaids and other current assets	909	1,377
Total current assets	53,508	80,477
Property and equipment, net	2,288	3,257
Long-term investments	10,010	13,611
Restricted investments	898	1,123
Other assets	8,709	60
Total assets	$ 75,413	$ 98,528
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,581	$ 756
Accrued clinical trial costs	1,822	6,777
Accrued compensation	684	1,608
Accrued liabilities	595	831
Accrued legal and related expenses	48	1,095
Total current liabilities	4,730	11,067
Long term debt	8,000	—
Long term deferred rent	311	142
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $0.01 par value: 5,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $0.01 par value: 100,000,000 shares authorized; shares issued and outstanding 53,289,577 in 2008 52,928,617 in 2007	533	529
Additional paid-in capital	541,710	534,881
Accumulated other comprehensive gain	21	38
Accumulated deficit	(479,892)	(448,129)
Total stockholders' equity	62,372	87,319
Total liabilities and stockholders' equity	$ 75,413	$ 98,528

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended December 31,		
	2008	2007	2006
Operating costs and expenses:			
Research and development	$ 23,952	$ 43,032	$ 71,522
General and administrative	10,560	15,941	16,288
Restructuring costs	196	1,356	—
Total operating costs and expenses	34,708	60,329	87,810
Loss from operations	(34,708)	(60,329)	(87,810)
Interest and other income (expense), net	2,945	5,183	8,243
Interest expense	—	(69)	(57)
Net loss	$(31,763)	$(55,215)	$(79,624)
Basic and diluted net loss per share	$ (0.60)	$ (1.05)	$ (1.52)
Shares used to calculate basic and diluted net loss per share	53,177	52,542	52,271

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balances at December 31, 2005	52,039	$520	$507,585	$(290)	$(313,290)	$194,525
Comprehensive loss:						
Net loss	—	—	—	—	(79,624)	(79,624)
Change in unrealized gains (losses) on available-for-sale investments	—	—	—	236	—	236
Comprehensive loss						(79,388)
Share-based compensation expense	—	—	14,567	—	—	14,567
Common stock issued under stock option and purchase plans	342	4	2,914	—	—	2,918
Balances at December 31, 2006	52,381	524	525,066	(54)	(392,914)	132,622
Comprehensive loss:						
Net loss	—	—	—	—	(55,215)	(55,215)
Change in unrealized gains (losses) on available-for-sale investments	—	—	—	92	—	92
Comprehensive loss						(55,123)
Share-based compensation expense	—	—	8,589	—	—	8,589
Common stock issued under stock option and purchase plans	548	5	1,216	—	—	1,221
Stock options issued to non-employees	—	—	10	—	—	10
Balances at December 31, 2007	52,929	529	534,881	38	(448,129)	87,319
Comprehensive loss:						
Net loss	—	—	—	—	(31,763)	(31,763)
Change in unrealized gains (losses) on available-for-sale investments	—	—	—	(17)	—	(17)
Comprehensive loss						(31,780)
Share-based compensation expense	—	—	6,283	—	—	6,283
Common stock issued under stock option and purchase plans	361	4	546	—	—	550
Balances at December 31, 2008	53,290	$533	$541,710	$ 21	$(479,892)	$ 62,372

See accompanying Notes to Financial Statements.

TELIK, INC.

STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net loss	$(31,763)	$(55,215)	$(79,624)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,021	1,659	1,606
Share-based compensation expense	6,283	8,599	14,567
Write-down of marketable securities	7,957	733	—
Gain upon recognition of fair value of rights to sell ARS to UBS	(8,649)	—	—
Changes in assets and liabilities:			
Other receivables	563	76	10
Prepaids and other current assets	468	554	(513)
Accounts payable	825	(1,617)	1,104
Accrued liabilities	(6,993)	(3,198)	(2,359)
Net cash used in operating activities	(30,288)	(48,409)	(65,209)
Cash flows from investing activities:			
Purchases of investments	(13,745)	(45,009)	(36,276)
Sales of investments	16,451	1,100	18,550
Maturities of investments	28,000	55,500	31,815
Purchases of property and equipment	(52)	(163)	(996)
Net cash provided by investing activities	30,654	11,428	13,093
Cash flows from financing activities:			
Proceeds from loan provided by UBS relating to ARS	8,000	—	—
Principal payments under capital leases and loans	—	(440)	(927)
Net proceeds from issuance of common stock	550	1,221	2,918
Net cash provided by financing activities	8,550	781	1,991
Net change in cash and cash equivalents	8,916	(36,200)	(50,125)
Cash and cash equivalents at beginning of period	41,646	77,846	127,971
Cash and cash equivalents at end of period	$ 50,562	$ 41,646	$ 77,846
Supplemental information:			
Interest paid	$ —	$ 69	$ 57

See accompanying Notes to Financial Statements.

TELIK, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Telik, Inc. ("Telik," "we" or, the "Company") was incorporated in the state of Delaware in October 1988. We are engaged in the discovery and development of small molecule therapeutics. We operate in only one business segment.

Need for Additional Capital

We have incurred net losses since inception and we expect to incur substantial and increasing losses for at least the next several years as we continue our research and development activities. To date, we have funded operations primarily through the sale of equity securities, non-equity payments from collaborators and interest income. Future revenue, if any, for at least the next few years is expected to consist primarily of payments under corporate collaborations and interest income. The process of developing our products will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with general and administrative expenses, to result in substantial operating losses for the foreseeable future. We will not receive product revenue unless we, or our collaborative partners complete clinical trials, obtain regulatory approval and successfully commercialize one or more of our products.

We expect continuing losses over the next several years. We plan to obtain capital through public or private equity or debt financing, capital lease financing and collaborative arrangements with corporate partners. We may have to seek other sources of capital or re-evaluate our operating plans if we are unable to consummate some or all of the capital financing arrangements noted above.

Use of Estimates

In preparing our financial statements to conform with U.S. generally accepted accounting principles, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results may differ from these estimates.

Cash and Cash Equivalents, Short-Term and Long-Term Investments

We invest our excess cash in money market funds and in debt instruments of the U.S. government, its agencies and municipalities and corporate notes. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Debt securities with original maturities greater than three months and remaining maturities less than one year are classified as short-term investments and all our auction rate securities are classified as long-term investments based on their stated maturities. Debt securities with remaining maturities greater than one year and which we intend to hold until maturity are classified as long-term investments. Perpetual rate securities with no effective maturity dates and no recent reset dates due to current market condition are classified as long-term investments.

Due to the unprecedented events in the ARS market and our ARS rights agreement with UBS, we elected a one-time transfer of our ARS investments from the classification of available-for-sale to trading securities in accordance with FASB Statement No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*" (SFAS 115). See Note 6 for further explanation. Trading securities are carried at estimated fair value, with unrealized gains and losses resulting from changes in fair value reported in earnings. We classify all cash equivalents and non-ARS investments as available-for-sale. Available-for-sale securities are carried at estimated fair value, with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss). Realized gains or losses on the sale of investments are determined on a specific identification method, and such gains and losses are reflected as a component of interest income.

Marketable security investments are evaluated periodically for impairment. We take into account general market conditions, changes in economic environment as well as specific investment attributes, such as credit downgrade or illiquidity for each investment, to estimate the fair value of our investments and to determine whether impairment is other than temporary. If it is determined that a decline of any investment is other than temporary, then the realized loss would be included in interest and other income (expense), net.

Restricted Investments

Under certain operating lease agreements, we may be required from time to time to set aside cash as collateral. At December 31, 2008, we had approximately $898,000 of restricted investments and at December 31, 2007 we had approximately $1.1 million related to such agreements.

Fair Value of Financial Instruments

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, or FAS 157. FAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities as well as for non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis in the financial statements. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2, "Effective Date of FASB Statement No. 157", which provides a one year deferral of the effective date of FAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in the financial statements at fair value at least annually.

On January 1, 2008, we adopted the provisions of FAS 157 on a prospective basis for our financial assets and liabilities only, which require that we determine the fair value of financial assets and liabilities using the fair value hierarchy established in FAS 157. For all other non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), FAS 157 will be effective for fiscal years beginning after November 15, 2008. On October 10, 2008, the FASB issued Staff Position No. FAS 157-3, or FSP 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active", that clarifies the application of FAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 is applicable to the valuation of auction rate securities held by us for which there was no active market as of December 31, 2008 and is effective upon issuance, including prior periods for which financial statements have not been issued.

FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair value measurements. The objective of fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability (an exit price) in an orderly transaction between market participants at the measurement date. The statement emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and that market participant assumptions include assumptions about risk and effect of a restriction on the sale or use of an asset. To increase consistency and comparability in fair value measurement and related disclosures, this statement establishes a fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value into three broad levels: (1) Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; (2) Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data; and (3) Level 3 inputs are unobservable inputs for asset or liability that reflect the reporting entity's own assumptions about risk and the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

On January 1, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, or SFAS 159. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for specified financial assets and liabilities on a contract-by-contract basis. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The adoption of SFAS 159 did not have a material impact on our financial condition, results of operation, or cash flows since we did not elect to apply the fair value option for any of our eligible financial instruments or other items on the January 1, 2008 effective date.

Property and Equipment

Property and equipment are stated at cost. We calculate depreciation using the straight-line method over the estimated useful lives of the assets, which range from three to five years. We amortize furniture and equipment leased under capital leases and leasehold improvements using the straight-line method over the estimated useful lives of the respective assets or the lease term, whichever is shorter. Amortization of assets under capital leases is included in depreciation expense.

Impairment of Long-lived Assets

We regularly evaluate our long-lived assets for indicators of possible impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Impairment, if any, is assessed using discounted cash flows.

Revenue Recognition

In periods prior to fiscal 2006 our revenues have been generated from license and contract research agreements with collaborators. We recognize cost reimbursement revenue under these collaborative agreements as the related research and development costs are incurred. We recognize milestone fees upon completion of specified milestones according to contract terms. Deferred revenue represents the portion of research payments received that has not been earned.

Research and Development

Our research and development expenses include salaries and benefits costs, fees for contractors, consultants and third party contract research organizations, and an allocation of facility and administrative costs. Research and development expenses consist of costs incurred for drug and product development, manufacturing, clinical activities, discovery research, screening and identification of product candidates, and preclinical studies. All such costs are charged to research and development expenses as incurred.

Clinical development costs are a significant component of research and development expenses. We have a history of contracting with third parties that perform various clinical trial activities on our behalf in the on-going development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flows. We accrue and expense costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance to agreements established with contract research organizations and clinical trial sites. We determine our estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. These estimates may or may not match the actual services performed by the organizations as determined by patient enrollment levels and related activities. We monitor patient enrollment levels and related activities to the extent possible.

Stock-based Compensation

On January 1, 2006, we adopted the provisions of SFAS 123R which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases related to the Employee Stock Purchase Plan ("employee stock purchase rights") based on estimated fair values. SFAS 123R supersedes our previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation cost for all share-based payment awards to employees is measured based on the grant date fair value of those awards and recognized over the period during which the employee is required to perform service in exchange for the award (generally over the vesting period of the award). In March 2005, the Securities and Exchange Commission issued SAB 107 relating to SFAS 123R. We have applied the provisions of SAB 107 in our adoption of SFAS 123R.

We adopted SFAS 123R using the modified prospective transition method, which provides for certain changes to the method for valuing stock-based compensation. The valuation provisions of SFAS 123R apply to new awards and to unvested awards that are outstanding at the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date will be recognized over the remaining service period using the compensation cost calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). In accordance with the modified prospective transition method, our financial statements for prior periods presented were not restated to reflect, and do not include, any stock-based compensation expense associated with employee stock awards. For additional information, see Note 8 to the Financial Statements.

Stock-based compensation expense is based on the fair value of that portion of employee stock options that are ultimately expected to vest during the period. Stock-based compensation expense recognized in our statement of operations during 2008, 2007 and 2006 included compensation expense for stock-based awards granted prior to, but not yet vested as of, December 31, 2005, based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123, and share-based payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with SFAS 123R. For stock options granted after January 1, 2006, the fair value of each award is amortized using the straight-line single-option method. For share awards granted prior to 2006, the fair value of each award is amortized using the accelerated multiple-option valuation method prescribed by SFAS 123.

Under the provisions of SFAS 123R, employee stock-based compensation is estimated using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock and the expected term of the award. For 2006, historical volatility, obtained from public data sources, was used. For the period from January 1, 2007 to June 30, 2008, expected volatility was based on a blended rate of 50% historical volatility and 50% implied volatility since we had sufficient market activity available with respect to our traded options during such period. For the period from July 1, 2008 to December 31, 2008, the expected volatility was based solely on historical volatility as there was insufficient traded option activity due to adverse stock market conditions. The expected term of options granted is based on the simplified method in accordance with Staff Accounting Bulletin No. 110, or SAB 110, as our historical share option exercise experience does not provide a reasonable basis for estimation. SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We adjusted our forfeiture rate to reflect actual historical and expected cancellations of unvested options due to employee attrition from period to period. We increased our forfeiture rates from 9.2% in 2006 to 14.0% in 2007 and to 15.7% in 2008. See Note 8 to the Financial Statements for additional information.

In November 2005, the FASB issued FASB Staff Position No. FAS123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FAS 123R-3"). We have adopted the simplified method to calculate the beginning balance of the additional paid-in-capital ("APIC") pool of the excess tax benefit, and to determine the subsequent impact on the APIC pool and our Statements of Cash Flows of the tax effects of employee stock-based compensation awards that were outstanding upon our adoption of SFAS 123R.

Comprehensive Loss

Components of other comprehensive loss, including unrealized gains and losses on available-for-sale investments, are included as part of total comprehensive loss in our statements of stockholders' equity.

Net Loss per Share

Basic and diluted net loss per share are computed by dividing net loss by the weighted average number of common shares outstanding during the year.

The following table reflects options outstanding that could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share, as their effect would have been antidilutive for the periods presented herein.

	Year Ended December 31,		
	2008	2007	2006
Outstanding options	10,325,244	9,618,302	8,916,303

Income Taxes

We apply the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, deferred tax liabilities or assets arise from differences between the tax basis of liabilities or assets and their basis for financial reporting, and are subject to tests of recoverability in the case of deferred tax assets. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets to the extent realization is not judged to be more likely than not.

In July 2006, the FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," (FIN 48). FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of FIN 48 and in subsequent periods. Any potential accrued interest and penalties related to unrecognized tax benefits within operations would be recorded as income tax expense. To date, there have been no interest or penalties charged to us related to the underpayment of income taxes.

We adopted FIN 48 effective January 1, 2007 and the provisions of FIN 48 have been applied to all income tax positions commencing from that date. There was no impact on our financial statements upon adoption. Because of our historical significant net operating losses, we have not been subject to income tax since inception. Upon adoption of FIN 48 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits which was accounted for as a reduction to the deferred tax assets balance as of that date. At December 31, 2008, we have a liability for unrecognized tax benefits of $11 million, none of which, if recognized, would affect our effective tax rate. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets include net operating loss carryforwards, research credits and capitalized research and development. The net deferred tax asset has been fully offset by a valuation allowance because of our history of losses.

Recent Accounting Pronouncements

In June 2007, the FASB also reached consensus on Emerging Issues Task Force ("EITF") Issue 07-3, "Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities" ("EITF 07-3"). EITF 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and capitalized and recognized as an expense as the goods are delivered or the related services are performed. EITF 07-3 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The adoption of EITF 07-3, did not have a material impact on our results of operations and financial condition.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, "The Hierarchy of Generally Accepted Accounting Principles" (SFAS 162) which became effective November 15, 2008. SFAS 162 is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP). The FASB is expected to approve a single source of authoritative GAAP, *the FASB Accounting Standards Codification* (Codification), on July 1, 2009. After that date, only one level of authoritative GAAP will exist. All other literature will be considered non-authoritative. We do not expect the adoption of SFAS 162 or the Codification to have a material impact on our consolidated financial position, results of operations and cash flows.

2. Fair Value Measurements on a Recurring Basis

As described in Note 1, FAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The following table presents information about our financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized to determine such fair value.

		Fair Value Measurement at December 31, 2008 Using		
	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Money market funds	$49,536	$49,536	$ —	$ —
US Treasury bills	1,999	—	1,999	—
Auction preferred stock	3,070	—	—	3,070
Auction rate certificates	6,940	—	—	6,940
Total	$61,545	$49,536	$1,999	$10,010

The following is a reconciliation of our investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	(in thousands)		
	Auction Preferred Stock	Auction Rate Certificates	Total
Balance at December 31, 2007	$ 8,167	$ —	$ 8,167
Transfers in	—	9,800	9,800
Impairment losses included in net loss	(5,097)	(2,860)	(7,957)
Balance at December 31, 2008	$ 3,070	$ 6,940	$10,010

At December 31, 2008, our ARS had aggregate fair value of $10 million and par value of $18.7 million. The ARS investments, purchased through our investment account with UBS at par value, have an auction reset feature. Historically, the fair value of ARS investments approximated par value due to the frequent resets through the auction process. Beginning in late 2007, our securities invested in ARS failed to settle in scheduled auctions due to liquidity crises. An auction failure means that the parties wishing to sell securities could not make the sale, but does not result in the securities going into default because the issuer continues to pay interest. The interest rates may be reset to predetermined "penalty" or "maximum" rates based on mathematical formulas in accordance with each security's prospectus. While we continue to earn interest on our ARS investments at the contractual rate, these investments are not currently trading and therefore do not have a readily determinable market value. Accordingly, the estimated fair value of the ARS no longer approximates par value.

At December 31, 2008, we estimated the fair value of our ARS after consideration of several factors, including input provided by UBS. Valuation technique involved the use of a discounted cash flow approach. Although these securities would typically be measured using Level 2 inputs, the failure of auctions and the lack of market activity required that these securities be measured using Level 3 inputs. The assumptions used in preparing the discounted cash flow model to determine the fair value of our auction preferred stock take into account factors such as interest rates, credit quality, likelihood of redemption, duration and credit default swap data points for monoline insurers. The underlying assets of our auction rate certificates are primarily comprised of student loans and their fair values were measured by considering factors such as interest rates, tax status, credit quality, duration, insurance wraps, the portfolio composition of Federal Family Education Loan Program, or FFELP, and Private loans and likelihood of redemption. These assumptions are highly subjective and involve significant judgment and subject to change as the underlying sources of these assumptions and market conditions change. Based on this Level 3 valuation, we recorded charges to interest and income (expense), net of approximately $8.0 million in the carrying value of our auction preferred stock and auction rate certificates for the twelve months ended December 31, 2008 as these ARS investments are classified as trading securities.

3. Cash and Cash Equivalents, Investments and Restricted Investments

The following is a summary of estimated fair value of cash and cash equivalents, investments and restricted investments:

	December 31	
	2008	2007
	(in thousands)	
Certificate of deposits	$ 898	$ 1,223
Corporate notes	—	13,396
Auction rate securities	10,010	17,967
Commercial paper	—	15,941
Government sponsored enterprises	1,999	40,568
Cash and money market funds	50,562	4,138
Total	$63,469	$93,233
Reported as:		
Cash and cash equivalents	$50,562	$41,646
Short term investments	1,999	36,853
Restricted investments	898	1,123
Long term investments	10,010	13,611
Total	$63,469	$93,233

As discussed in footnote 2, during the fourth quarter ended December 31, 2008, ARS securities aggregating estimated fair value of $10 million were determined as securities held for trading. Accordingly, these securities are carried at estimated fair value, with unrealized gains and losses resulting from changes in fair value reported in earnings. All other marketable debt securities continue to be securities held as available for sale.

The following is a summary of amortized cost, unrealized gains and losses and estimated fair value of cash and cash equivalents and marketable debt securities held as available for sale.

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Certificate of deposits	$ 898	$—	$—	$ 898
Government sponsored enterprises	1,978	21	—	1,999
Cash and money market funds	50,562	—	—	50,562
Total	$53,438	$ 21	$—	$53,459

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(in thousands)			
Certificate of deposits	$ 1,223	$—	$—	$ 1,223
Corporate notes including ARS	21,541	28	(6)	21,563
Municipal notes and bonds including ARS	9,800	—	—	9,800
Commercial paper	15,943	1	(3)	15,941
Government sponsored enterprises	40,550	18	—	40,568
Cash and money market funds	4,138	—	—	4,138
Total	$93,195	$ 47	$ (9)	$93,233

The realized gains on sales of available-for-sale investments were $21,000 for the year ended December 31, 2008 and none for the same period in 2007. Realized gains and losses were calculated based on the specific identification method.

No investments were in an unrealized loss position at December 31, 2008. Investments which were in an unrealized loss positions for which other-than-temporary impairments were not recognized at December 31, 2007 are summarized below:

	Less Than 12 Months		12 Months or Greater		Total	
December 31, 2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
Commercial paper	$ 9,964	$(3)	$—	$—	$ 9,964	$(3)
Corporate notes	5,982	(6)	—	—	5,982	(6)
Total	$15,946	$(9)	$—	$—	$15,946	$(9)

The following is a summary of the cost and estimated fair value of marketable debt securities, held as available for sale at December 31, 2008 and 2007, classified by stated maturity date of the security:

	December 31, 2008		December 31, 2007	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)			
Mature in less than one year	$1,978	$1,999	$64,430	$64,461
Mature in one to three years	—	—	5,437	5,444
Mature in over three years	—	—	9,800	9,800
Perpetual maturity	—	—	8,167	8,167
Total	$1,978	$1,999	$87,834	$87,872

4. Restructuring Plans

In February 2007, we implemented a restructuring plan that focused our priorities on the ASSIST-5 trial and the Phase 1-2a trial of TELINTRA Tablets and selected research and development programs. To match these priorities, we reduced our workforce by 38 positions, streamlined our infrastructure and postponed some clinical research projects. As a result of the restructuring plan, we recorded a restructuring charge of approximately $1.4 million. There were no unpaid amounts at December 31, 2008.

In September 2008, we implemented a new restructuring plan to further reduce our operating expenses and to streamline our infrastructure based on our current research and clinical trial projects. As a result of the restructuring plan, we reduced our workforce by seven positions and accrued a restructuring charge of $199,000, including employee severance costs and health benefits. All amounts were paid prior to December 31, 2008 except for $1,000 of accrued health benefits which is expected to be paid in the first quarter of 2009.

5. Property and Equipment

Property and equipment consist of the following:

	December 31,	
	2008	2007
	(in thousands)	
Computer and lab equipment	$ 8,077	$ 8,255
Capitalized software	547	547
Office furniture and equipment	473	509
Leasehold improvements	3,363	3,363
	12,460	12,674
Less accumulated depreciation and amortization	(10,172)	(9,417)
Property and equipment, net	$ 2,288	$ 3,257

Property and equipment includes assets under capitalized leases at December 31, 2008 and 2007 of approximately $1.3 million. Accumulated amortization related to leased assets was approximately $1.3 million at December 31, 2008 and 2007.

6. Other Assets

Other assets consist of the following:

	December 31,	
	2008	2007
	(in thousands)	
UBS Rights relating to ARS	$8,649	$—
Security deposit	60	60
Other assets	$8,709	$ 60

On November 10, 2008, we entered into an agreement with UBS whereby we received the Right to sell all our ARS held in our UBS account at par value ($18.7 million) to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012. If we do not exercise the Right, our ARS will continue to accrue interest as determined by the auction process or the terms outlined in the prospectus of the ARS if the auction process fails., and if the Right is not exercised on or before July 2, 2012, it will expire and UBS will have no further obligation to buy our ARS. The Right is a nontransferable security registered with the SEC. UBS's obligations under the Right are not secured by its assets and do not require UBS to obtain any financing to support its performance obligations under the Rights. UBS has disclaimed any assurance that it will have sufficient financial resources to satisfy its obligations under the Rights.

The Right represents a firm agreement in accordance with FASB Statement No. 133, "*Accounting for Derivative Instruments and Hedging Activities*", (SFAS 133), which defines a firm agreement with an unrelated party, binding on both parties and usually legally enforceable, with the following characteristics: a) the agreement specifies all significant terms, including the quantity to be exchanged, the fixed price, and the timing of the transaction, and b) the agreement includes a disincentive for nonperformance that is sufficiently large to make performance probable. The enforceability of the Right results in a put option and should be recognized as a separate freestanding asset and is accounted for separately from the ARS investment. As of December 31, 2008, we recorded $8.6 million as the fair value of the put option asset, classified as long-term asset on our Balance Sheet as of December 31, 2008, with a corresponding credit to Interest and other income (expense), net, in the Statement of Operation for the year ended December 31, 2008. The put option does not meet the definition of a derivative instrument under SFAS 133. Therefore, we elected to measure the put option at fair value under SFAS 159, which permits an entity to elect the fair value option for recognized financial assets, in order to match the changes in the fair value of the ARS. We valued the Right using a discounted cash flow approach including estimates of, based on data available as of December 31, 2008, interest rates, timing and amount of cash flow, adjusted for any bearer risk associated with UBS's financial ability to repurchase the ARS beginning June 30, 2010. These assumptions are volatile and subject to change as the underlying sources of these assumptions and market conditions change.

Prior to accepting the UBS offer, we recorded our ARS as available-for-sale investments, and therefore recorded resulting losses that were determined to be temporarily impaired in accumulated other comprehensive income in Stockholders' Equity. In connection with the acceptance of the UBS offer in November 2008, resulting in a right to require UBS to purchase the ARS at par value beginning on June 30, 2010, we have reclassified our ARS subject to the Right and held by UBS from available-for-sale to trading in accordance with SFAS 115. The transfer to trading securities reflects our intent to exercise our put option during the period June 30, 2010 to July 3, 2012. Upon transfer to trading securities, we immediately recognized a loss of $1.6 million, included in Interest and other income, net, for the amount of the unrealized loss not previously recognized in earnings.

7. Long Term Debt and Commitments

Long Term Debt

In connection with our acceptance of the offer to enter into the agreement with UBS whereby we received the Right to sell all our ARS at par value to UBS at any time during a two-year period beginning on June 30, 2010 and ending on July 2, 2012, UBS would also make available to us "no net cost" loans up to 75% of the market value of our ARS. The "no net cost" loans must be repaid upon commencement of the exercise of the rights. On December 31, 2008, we entered into a loan agreement with UBS and drew down $8 million with our ARS pledged as collateral. The loan is treated as a "no net cost loan" as defined in the agreement, meaning that the loan will bear interest at a rate equal to the average rate of interest paid or deemed paid to Telik on the pledged ARS such that the interest cost, net of interest received by us on the pledged ARS, will be zero. Though the loan is payable on demand, if UBS should exercise its discretionary right to demand repayment of any portion of the loan prior to the date we can exercise our repurchase rights, UBS and certain of its affiliates will arrange for alternative financing on terms and conditions substantially the same as those contained in the loan, and if alternative financing cannot be established, then UBS or one of its affiliates will purchase our pledged ARS at par. UBS' obligation to arrange such alternative financing does not apply under certain circumstances, including, but not limited to, if we sell the ARS pledged as collateral. Proceeds of sales of our ARS will first be applied to repayment of the credit line with the balance, if any, for our account. The credit line is fully utilized as of December 31, 2008 and no further borrowings are available.

Operating Leases

We lease our research and office facility of approximately 92,000 square feet located at 3165 Porter Drive in Palo Alto, California. The term of the lease terminates in May 2014. Pursuant to the terms of the lease, we are required to maintain a security deposit, in the form of a letter of credit equal to approximately $898,000. This letter of credit must be secured by either a deposit account or a securities account and at December 31, 2008, the security deposit is in the form of securities that are classified in the balance sheet as restricted investments. This collateral account is managed in accordance with our investment policy, and is restricted as to withdrawal.

We also have office equipment leases of approximately $69,000 with terms ranging from 36 months to 48 months.

Future minimum rental payments under our non-cancelable operating leases as of December 31, 2008 are as follows:

	Operating Leases (in thousands)
Years ending December 31,	
2009	$ 3,636
2010	3,745
2011	3,831
2012	3,941
2013	3,565
Thereafter	1,537
Total	$20,255

Rent expense under operating leases was approximately $3.7 million in 2008, $3.7 million in 2007 and $3.6 million in 2006.

8. Stockholders' Equity

Stockholder Rights Plan

In October 2001, our Board of Directors approved the adoption of a Stockholder Rights Plan, which provided for the distribution of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company. The dividend was paid on November 14, 2001 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), at a price of $90.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The Rights will be exercisable the earlier of (i) the date of a public announcement that a person, entity or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares (an "Acquiring Person"), or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person or entity becoming an Acquiring Person. In May 2006, we amended the stockholder rights plan to exclude Eastbourne Capital Management, L.L.C., or Eastbourne, and certain related persons and entities from the definition of Acquiring Person so long as neither Eastbourne nor its affiliates or associates, either individually or in the aggregate, becomes the beneficial owner of 25% or more of the common stock then outstanding. On December 11, 2006, the plan was further amended to increase this threshold to 30%.

In the event that any person, entity or group of affiliated or associated persons become an Acquiring Person, each holder of a Right will have the right to receive, upon exercise, the number of common shares having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons in which such persons have an interest, each holder of a Right will have the right to receive, upon the exercise at the then-current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. At any time after an Acquiring Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding common shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one common share, or one one-hundredth of a Preferred Share, per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment. The Rights will expire on November 14, 2011, unless redeemed or exchanged by the Company.

2000 Equity Incentive Plan

In March 2000, we adopted the 2000 Equity Incentive Plan (the "2000 Plan") and reserved 2,000,000 shares of Telik common stock for issuance under the 2000 Plan. In addition, the 2000 Plan provides for annual increases in the number of shares available for issuance under the 2000 Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 1,500,000 shares, 5% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. Options granted under the 2000 Plan may be either incentive stock options ("ISOs") or nonstatutory stock options ("NSOs"). For ISOs and NSOs, the option price shall be at least 100% and 85%, respectively, of the closing price of our common stock on the date of the grant. If, at any time we grant an option, and the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of Telik, the option price shall be at least 110% of the fair value and shall not be exercisable more than five years after the date of grant. Options generally vest over a period of four years from the date of grant. Options granted under the 2000 Plan expire no later than 10 years from the date of grant.

2000 Non-Employee Directors' Stock Option Plan

In March 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") and reserved a total of 300,000 shares of common stock for issuance thereunder. In May 2006, our stockholders approved an increase in the number of shares of common stock authorized for issuance under the Directors' Plan by an additional 300,000 shares. Each non-employee director at the initial public offering date was granted a NSO to purchase 20,000 shares of common stock, and each non-employee director who subsequently becomes a director of Telik will be automatically granted a NSO to purchase 20,000 shares of common stock on the date on which such person first becomes a director. On February 20, 2008, our board of directors amended the Directors' Plan such that upon the day immediately following each annual stockholder meeting each non-employee director will automatically be granted a NSO to purchase 10,000 shares of common stock or an option to purchase an amount of shares prorated for the part of the year served as non-employee director. The exercise price of options under the Directors' Plan will be equal to the fair market value of the common stock on the date of grant. The maximum term of the options granted under the Directors' Plan is ten years. All grants under the Directors' Plan will vest over a period of four years from date of grant, one fourth vesting one year after the date of the grant and thereafter the balance vesting monthly. The Directors' Plan will terminate in March 2010 unless terminated earlier in accordance with the provisions of the Directors' Plan.

2000 Employee Stock Purchase Plan

In March 2000, we adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"). We reserved a total of 250,000 shares of our common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan beginning January 1, 2001. The number of additional shares to be reserved automatically will be equal to the lesser of 150,000 shares, 1% of the outstanding shares on the date of the annual increase or such amount as may be determined by the Board of Directors. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock on the first day of the offering or 85% of the fair market value of our common stock on the purchase date. The weighted average per share fair value for shares purchased under our Purchase Plan during 2008, 2007 and 2006 was $0.46, $2.53 and $6.25.

Reserved Shares

At December 31, 2008, shares of common stock reserved for future issuance is as follows:

1996 Stock option plan	328,425
2000 Equity incentive plan	12,897,287
2000 Non-employee directors' stock option plan	551,459
2000 Employee stock purchase plan	697,455
	14,474,626

Stock Option Plan Activity Summary

A summary of activity under our stock option plans is as follows:

	Shares Available for Grant	Number of Options Outstanding	Weighted average exercise price per share	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Balance, December 31, 2005	1,548,362	8,465,649	$13.55		
Authorized	1,800,000	—	—		
Granted	(1,176,000)	1,176,000	$19.16		
Exercised	—	(261,316)	$ 6.98		
Forfeited or expired	225,709	(225,709)	$19.12		
Balance, December 31, 2006	2,398,071	9,154,624	$14.32		
Authorized	1,500,000	—	—		
Granted	(2,467,000)	2,467,000	$ 5.60		
Exercised	—	(445,853)	$ 1.80		
Forfeited or expired	2,116,555	(2,116,555)	$15.02		
Balance, December 31, 2007	3,547,626	9,059,216	$12.39		
Authorized	1,500,000	—	—		
Granted	(2,681,500)	2,681,500	$ 1.97		
Exercised	—	(190,125)	$ 1.60		
1996 Plan Shares Expired	(139,546)	—	$ 1.60		
Forfeited or expired	1,511,079	(1,511,079)	$10.92		
Outstanding at December 31, 2008	3,737,659	10,039,512	$10.04		
Exercisable at December 31, 2008		6,902,024	$12.94	4.96	$—

The weighted-average fair value of options granted during 2008, 2007 and 2006 was $1.36, $3.49 and $12.14. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 were $131,000, $853,000 and $3.0 million. The total fair value of shares vested during the years ended December 31, 2008, 2007 and 2006 was $12.3 million, $14.6 million and $22.0 million.

The following table summarizes information about the stock options outstanding at December 31, 2008 (in thousands, except years and per-share amounts):

	Options Outstanding				Options Exercisable		
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$ 0.24 – $ 2.03	798	6.04	$ 1.25	$ 4	328	$ 1.79	$—
$ 2.19 – $ 2.50	2,037	9.17	$ 2.19	—	—	—	—
$ 2.51 – $ 3.94	446	5.14	$ 3.75	—	284	$ 3.80	—
$ 3.95 – $ 5.80	1,469	8.00	$ 5.80	—	1,260	$ 5.80	—
$ 5.81 – $ 8.25	396	2.23	$ 7.72	—	393	$ 7.74	—
$ 8.26 – $12.62	1,768	3.44	$11.11	—	1,768	$11.11	—
$12.63 – $18.93	1,638	5.71	$17.74	—	1,524	$17.84	—
$18.94 – $29.04	1,488	5.72	$22.41	—	1,345	$22.64	—
$ 0.24 – $29.04	10,040	6.21	$10.04	$ 4	6,902	$12.94	$—

Stock-Based Compensation under SFAS 123R

Employee stock-based compensation expenses recognized in the years ended December 31, 2008, 2007 and 2006 were calculated based on awards ultimately expected to vest and have been reduced for estimated forfeitures. Statement of Financial Accounting Standards No. 123R, *Share-Based Payment,* or FAS 123R, requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Our forfeiture rates were 15.7%, 14.0% and 9.21% for the years 2008, 2007 and 2006, respectively. We increased our forfeiture rates year over year to reflect actual historical and expected cancellations of unvested options due to a higher than estimated level of employee attrition.

Total estimated stock-based compensation expense, related to all of our share-based payment awards, recognized under SFAS 123R was comprised of the following:

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Research and development	$3,686	$4,842	$ 9,220
General and administrative	2,597	3,757	5,347
Stock-based compensation expense before taxes	6,283	8,599	14,567
Related income tax benefits	—	—	—
Effect on net loss	$6,283	$8,599	$14,567

Because we had a net operating loss carryforward as of December 31, 2008, no tax benefits for the tax deductions related to stock-based compensation expense were recognized in our condensed statements of operations. Additionally, no incremental tax benefits were recognized from stock options exercised in the years ended December 31, 2008, 2007 and 2006, which would have resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities. As of December 31, 2008, $4.6 million of total unrecognized compensation costs, net of forfeitures, related to non-vested awards is expected to be recognized over a weighted average period of 1.89 years.

Valuation assumptions

The employee stock-based expense recognized under FAS 123R was determined using a Black-Scholes-Merton option valuation model, or Black-Scholes. The expected volatility for awards in 2006 was based on historical volatility only. For the period from January 1, 2007 to June 30, 2008, expected volatility was based on a blended rate of 50% historical volatility and 50% implied volatility since we had sufficient market activity available with respect to our traded options during such period. For the period from July 1, 2008 to December 31, 2008, the expected volatility was based solely on historical volatility as there was insufficient traded option activity due to adverse stock market conditions. The expected term of options granted is based on the simplified method in accordance with Staff Accounting Bulletin No. 110, or SAB 110, as our historical share option exercise experience does not provide a reasonable basis for estimation. SAB 110 was effective on January 1, 2008 and provided guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), "Share-Based Payment". SAB 110 amends SAB 107 to allow companies to continue to use the simplified method, under certain circumstances, beyond December 31, 2007. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. Assumptions used in the Black-Scholes model were as follows:

	Stock Option Plans			Stock Purchase Plan		
	2008	2007	2006	2008	2007	2006
Expected stock price volatility	76.8%	66.5%	65.3%	90.8%	93.1%	36.4%
Risk-free interest rate	3.00%	4.97%	4.64%	2.14%	4.62%	4.80%
Expected life (in years)	6.08	5.6	6.08	1.25	1.25	0.89
Expected dividend yield	—	—	—	—	—	—

Stock compensation expense for options granted to non-employees has been determined in accordance with SFAS 123R and EITF 96-18, "Accounting for Equity Investments that are issued to other than Employees for Acquiring, or in Conjunction with Selling Goods or Services," as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of options granted to non-employees is periodically re-measured as the underlying options vest.

9. Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal and state income taxes. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2008	2007
	(in thousands)	
Deferred tax assets		
Net operating loss carryforwards	$ 153,901	$ 144,663
Tax credits carryforwards	20,653	20,502
Capitalized research expenses	11,605	12,245
Stock based compensation	7,801	6,795
Other	1,262	1,015
Total deferred tax assets	195,222	185,220
Valuation allowance	(195,222)	(185,220)
Net deferred tax assets	$ —	$ —

The provision for income taxes differs from the expected tax expense computed by applying the statutory federal income tax rate to loss before taxes as follows:

	Years Ended December 31,		
	2008	2007	2006
	(in thousands)		
Tax at Federal statutory rate	$(10,799)	$(18,773)	$(27,067)
State tax, net of federal income tax benefit	(1,848)	(3,210)	(4,563)
Research and development credit	(1,026)	(2,283)	(4,252)
Unbenefitted losses	13,025	23,377	34,657
Other individually immaterial items	648	889	1,225
Provision for taxes	$ —	$ —	$ —

Realization of deferred tax assets is dependent upon the generation of future taxable income, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $10.0 million, $10.8 million and $34.7 million during 2008, 2007 and 2006, respectively.

As of December 31, 2008, we had U.S. federal and state net operating losses of approximately $420.4 million and $188.5 million, respectively. If not utilized, these carryforwards will begin to expire beginning in 2009 and 2010 for federal and state purposes, respectively. Approximately $10.5 million of the federal and $8.4 million of the state net operating loss carryforwards represents the stock option deduction arising from activity under the company's stock option plan, the benefit of which will increase additional paid in capital when realized.

We have research credit carryforwards of approximately $16.3 million and $6.4 million for federal and state income tax purposes. If not utilized, the federal credit will expire at various dates beginning in 2009 through 2028. California state research and development credits can be carried forward indefinitely.

The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event we have a change in ownership, utilization of the carryforwards could be restricted.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional disclosures about uncertain tax positions. Under FIN 48 the financial statement recognition of the benefit for a tax position is dependent upon the benefit being more likely than not to be sustainable upon audit by the applicable taxing authority. If this threshold is met, the tax benefit is then measured and recognized at the largest amount that is greater than 50 percent likely of being realized upon ultimate settlement. Upon adoption of FIN 48 on January 1, 2007, we recognized a $14.2 million increase in our liability for unrecognized income tax benefits which was accounted for as a reduction to the deferred tax assets balance as of that date. At December 31, 2008, we have a liability for unrecognized tax benefits of $11 million, none of which, if recognized, would affect our effective tax rate. We do not believe there will be any material changes in its unrecognized tax positions over the next twelve months. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized income tax benefits during the twelve-month period ended December 31, 2008 is as follows:

	2008	2007
	(in thousands)	
Balance at January 1	$ 9,811	$14,202
Additions for tax positions of prior years	749	NIL
Additions for tax positions related to 2008	473	NIL
Reductions for tax positions of prior years	(11)	(4,391)
Settlements during the current year	NIL	NIL
Balance at December 31	$11,022	$ 9,811

Interest and penalty costs related to unrecognized tax benefits are classified as a component of "Income Tax Expense" in the accompanying statement of operations and the corresponding liability in "Income Taxes Payable" or "Prepaid Income Taxes" in the accompanying balance sheet. The company, however, did not recognize any interest expense related to unrecognized tax benefits for the year ended December 31, 2008.

We file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. We are subject to U.S. federal income tax examination for calendar tax years ending 2005 through 2008. Additionally, we are subject to various state income tax examinations for the 2004 through 2008 calendar tax years. The federal and U.S. state taxing authorities may choose to audit tax returns for tax years beyond the statue of limitation period due to significant tax attribute carryforwards from prior years, making adjustments only to carryforward attributes. We are currently under audit in the U.S. federal jurisdiction for the 2005 calendar tax year.

10. Contingencies

Beginning on June 6, 2007, a series of putative securities class action lawsuits were commenced in the United States District Courts for the Southern District of New York and the Northern District of California, naming as defendants Telik, Inc. and certain of our current officers, one of whom is also a director. The complaints filed in the Southern District of New York, which were consolidated and amended in 2007, also name as defendants the underwriters of our November 2003 and/or January 2005 stock offerings. Plaintiffs in the Northern District of California subsequently voluntarily dismissed their complaints without prejudice. The complaints alleged violations of the Securities Act of 1933 and the Securities Exchange Act of 1934 arising out of the issuance of allegedly false and misleading statements about our business and prospects, including the efficacy, safety and likelihood of success of our drug candidate TELCYTA. The allegations of the consolidated amended complaint were similar, but more narrow than the original complaints. Plaintiffs sought unspecified damages and injunctive relief on behalf of purchasers of our common stock during the period between March 27, 2003 and June 4, 2007, including purchasers in the January 2005 stock offering.

In January 2008, the parties to the securities class action reached an agreement in principle to settle the claims, the settlement to be funded primarily by proceeds from insurance. In October 2008, the court entered a final judgment approving the settlement and resolving all class claims.

In August 2007, a separate party who claimed to be an owner of our common stock filed a derivative action on behalf of Telik, Inc. against certain of our current and former officers and directors. The allegations were similar to those made in the securities class action regarding the development of TELCYTA. In January 2008, the plaintiff voluntarily dismissed this complaint without prejudice.

11. Subsequent Events

In February 2009, we implemented a restructuring plan to further reduce our operating expenses and to streamline our infrastructure to focus on our most advanced preclinical and clinical development programs. As a result of the restructuring plan we reduced our workforce by 36 positions and expect to record a charge of approximately $900,000 which primarily includes employee severance and related costs.

12. Quarterly Financial Information (unaudited)

Selected quarterly financial information is summarized below (in thousands except per share amounts):

	2008				2007			
Quarter ended	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total revenues	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Operating costs and expenses:								
Research and development	2,701	4,820	8,236	8,195	8,832	9,387	11,869	12,944
General and administrative	2,552	2,822	2,773	2,413	4,649	3,661	3,979	3,652
Restructuring costs (1)	(3)	199	—	—	—	—	(33)	1,389
Total operating costs and expenses	5,250	7,841	11,009	10,608	13,481	13,048	15,815	17,985
Loss from operations	(5,250)	(7,841)	(11,009)	(10,608)	(13,481)	(13,048)	(15,815)	(17,985)
Interest income, net (2)	4,873	(168)	(2,560)	800	560	1,399	1,492	1,663
Net loss	$ (377)	$ (8,009)	$(13,569)	$ (9,808)	$(12,921)	$(11,649)	$(14,323)	$(16,322)
Net loss per share, basic and diluted (3)	$ (0.01)	$ (0.15)	$ (0.26)	$ (0.19)	$ (0.25)	$ (0.22)	$ (0.27)	$ (0.31)
Weighted average shares used in computing net loss per share, basic and diluted	53,290	53,241	53,185	52,992	52,693	52,574	52,490	52,408

(1) Restructuring charges in 2008 related to workforce reduction by 7 positions or 8% of workforce and in 2007 related to workforce reduction by 38 positions or 25% of workforce.

(2) Interest income, (net) in 2008 includes a write-down expense of $1.3 million in the quarter ended March 31, 2008, $3.4 million in the quarter ended June 30, 2008, $860,000 in the quarter ended September 30, 2008 and $2.4 million in the quarter ended December 31, 2008 due to changes in market conditions resulting in a other-than-temporary impairment and the quarter ended December 31, 2007 included a write-down expense of $733,000.

(3) Net loss per share for each quarter are calculated as a discrete period; the sum of four quarters may not equal the calculated full year amount.

Exhibit 31.1

CERTIFICATIONS

I, Michael M. Wick, M.D., Ph.D., certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ MICHAEL M. WICK

Michael M. Wick, M.D., Ph.D.
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Cynthia M. Butitta, certify that:

1. I have reviewed this Annual Report on Form 10-K of Telik, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2009

/s/ CYNTHIA M. BUTITTA

Cynthia M. Butitta
Chief Operating Officer and Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Michael M. Wick, M.D., Ph.D., Chairman and Chief Executive Officer of Telik, Inc. (the "Company"), and Cynthia M. Butitta, Chief Operating Officer and Chief Financial Officer of the Company, each hereby certifies that, to the best of his or her knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2008, to which this Certification is attached as Exhibit 32.1 (the "Annual Report") fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

In Witness Whereof, the undersigned have set their hands hereto as of the 2nd day of March, 2009.

/s/ MICHAEL M. WICK	/s/ CYNTHIA M. BUTITTA
Michael M. Wick, M.D., Ph.D. **Chairman and Chief Executive Officer**	**Cynthia M. Butitta** **Chief Operating Officer and Chief Financial Officer**

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Telik, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

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TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

Notice of Annual Meeting of Stockholders to be Held on May 20, 2009

To the Stockholders of Telik, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of **TELIK, INC.**, a Delaware corporation (the "Company"), will be held on **WEDNESDAY, MAY 20, 2009** at **11:00 a.m.** local time at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304 for the following purposes:

(1) To elect the director named herein to hold office until the 2012 Annual Meeting of Stockholders;

(2) To ratify the selection of Ernst & Young LLP as the Independent Registered Public Accounting Firm of the Company by the Audit Committee of the Board of Directors of the Company for its fiscal year ending December 31, 2009; and

(3) To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 27, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment or postponement.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to Be Held on May 20, 2009 at 11:00 a.m. local time at 3165 Porter Drive, Palo Alto, California 94304.

The Proxy Statement and Annual Report to stockholders are available at www.telik.com

By Order of the Board of Directors

William P. Kaplan
Secretary

Palo Alto, California
April 17, 2009

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY OR VOTE BY TELEPHONE OR THE INTERNET AS INSTRUCTED IN THESE MATERIALS, AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR YOU TO VOTE BY MAIL. EVEN IF YOU HAVE VOTED BY PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD ON RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

Electronic Delivery of Stockholder Communications

Our annual meeting materials are available electronically. As an alternative to receiving printed copies of these materials in future years, you can elect to receive an e-mail which will provide an electronic link to these documents as well as allow you the opportunity to conduct your voting online. By registering for electronic delivery, you can conveniently receive stockholder communications as soon as they are available without waiting for them to arrive via postal mail. You can also reduce the number of documents in your personal files, eliminate duplicate mailings, help us reduce our printing and mailing expenses and conserve natural resources.

How to Register for Electronic Delivery

Stockholders of Record

You are a stockholder of record if you hold your shares in certificate form. If you vote on the Internet at *www.investorvote.com*, simply follow the directions for enrolling in the electronic delivery service. You also may enroll in the electronic delivery service at any time in the future by going directly to *www.investorvote.com* and following the instructions.

Beneficial Stockholders

You are a beneficial stockholder if your shares are held by a broker, bank or other nominee. Please check with your bank, broker or relevant nominee regarding the availability of this service.

If you have any questions about electronic delivery, please contact Telik's Investor Relations Department by phone at (650) 845-7700 or by email at *investors@telik.com.*

TELIK, INC.
3165 Porter Drive
Palo Alto, CA 94304

PROXY STATEMENT
FOR THE 2009 ANNUAL MEETING OF STOCKHOLDERS

May 20, 2009

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of Telik, Inc., a Delaware corporation ("Telik" or the "Company"), for use at the Annual Meeting of Stockholders to be held on Wednesday, May 20, 2009, at 11:00 a.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at the Company's principal executive offices at 3165 Porter Drive, Palo Alto, CA 94304. The Company intends to mail this proxy statement and accompanying proxy card on or about April 17, 2009 to all stockholders entitled to vote at the Annual Meeting. For directions to the annual meeting, please visit the Contact page at www.telik.com.

Solicitation

The Company will bear the entire cost of the solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of the Company's common stock ("Common Stock") beneficially owned by others to forward to the beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to the beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for these services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on March 27, 2009, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on March 27, 2009, the Company had outstanding and entitled to vote 53,356,091 shares of Common Stock. Each holder of record of Common Stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to the proposal from the beneficial owner (even if the nominee has voted on another proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes have no effect and will not be counted toward the vote total for any proposal. Unless a contrary direction is indicated, the grant of a proxy will be counted as affirmative votes for all proposals.

Voting Via the Internet or by Telephone

Stockholders may grant a proxy to vote their shares by means of the telephone or on the Internet. The laws of Delaware, under which the Company is incorporated, specifically permit electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of election can determine that the proxy was authorized by the stockholder.

The telephone and Internet voting procedures below are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' instructions have been recorded properly. Stockholders granting a proxy to vote via the Internet should understand there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

For Shares Registered in Your Name

To vote on the Internet, stockholders of record may go to **http://www.investorvote.com** and follow the on-screen instructions. To vote by telephone, stockholders of record may call toll free 1-800-652-VOTE (8683) in the United States, Canada and Puerto Rico on a touch tone telephone and follow the simple instructions provided by the recorded message. You will need the login validation details provided on your proxy card to vote on the Internet or by telephone.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose stock is held in "street name" receive instructions for granting proxies from their banks, brokers or other agents, rather than using the Company's proxy card.

A number of brokers and banks are participating in a program provided through Broadridge Investor Communication Solutions that offers the means to grant proxies to vote shares through the telephone and Internet. If your shares are held in an account with a broker or bank participating in the Broadridge Investor Communication Solutions program, you may grant a proxy to vote those shares by telephone or via the Internet by contacting the website shown on the instruction form received from your broker or bank.

General Information for All Shares Voted Via the Internet or By Telephone

Votes submitted via the Internet or by telephone must be received by 12:00 noon, Eastern Time on May 19, 2009. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

Revocability of Proxies

Any person granting a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3165 Porter Drive, Palo Alto, CA 94304, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for nominating a director and submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Securities and Exchange Commission is December 17, 2009. Stockholders wishing to submit proposals or director nominations for potential consideration at the 2010 Annual Meeting of Stockholders, but not to be included in the related proxy statement and proxy, must do so no sooner than

January 20, 2010 and no later than February 19, 2010. Stockholders are also advised to review the Company's Amended and Restated Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations. A copy of the Company's Amended and Restated Bylaws is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

PROPOSAL 1

ELECTION OF DIRECTORS

Election of Directors

The Company's Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the Board of Directors of the Company (the "Board of Directors") shall be divided into three classes, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director's successor is elected and has duly qualified, or until such directors' earlier death, resignation or removal. There are currently seven authorized members of the Board of Directors. In April 2009, the Board approved a decrease in the authorized members of the Board of Directors to five, effective upon the Annual Meeting.

The Board of Directors is presently composed of seven members. There are three directors, Drs. Ryser, Gray and von Morzé, whose term of office expires at the Annual Meeting. Dr. Ryser was appointed by the Board of Directors as the Company's Senior Vice President of Corporate Strategy on August 1, 2008 and is not nominated for re-election. Dr. Gray was nominated for re-election by the Nominating Committee in February 2009, and in April 2009 she informed the Board of Directors that she will not stand for re-election. In April 2009, the Board of Directors moved Dr. von Morzé from the class of directors whose term expires in 2010 to the class whose term expires in 2009 to ensure that each class of directors is comprised as nearly as possible of one third of the total number of directors serving on the Board of Directors. Consequently, Dr. von Morzé is being nominated for re-election at the Annual Meeting, and if elected, will serve until the 2012 Annual Meeting of Stockholders and until his successor is elected and has duly qualified, or until his earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nominees named below. If a nominee should be unavailable for election as a result of an unexpected occurrence, shares voted for the unavailable nominee will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that the nominee will be unable to serve.

Set forth below is biographical information for each person nominated for election and for each person whose term of office as a director will continue after the Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF THE NAMED NOMINEES.**

Information Regarding the Board of Directors and Corporate Governance

Nominee for Election for a Three-Year Term Expiring at the 2012 Annual Meeting

Herwig von Morzé, Ph.D., 71, has served as a member of the Board of Directors since August 2004. Dr. von Morzé is currently an International Patent Consultant specializing in pharmaceutical patent strategy, patent prosecution and pharmaceutical product life cycle management. Dr. von Morzé was Co-Chair of Heller Ehrman's Patent and Trademark Practice Group from 1999 to 2003. He has directed patent prosecution and enforcement programs in the pharmaceutical industry for more than 27 years. Dr. von Morzé holds a Ph.D. degree in Organic Chemistry from the University of Vienna, Austria.

Directors Continuing in Office Until the 2010 Annual Meeting

Michael M. Wick, M.D., Ph.D., 63, has served as the Company's Chairman of the Board of Directors since January 2000. Dr Wick has served as the Company's Chief Executive Officer since July 1999 and as its President since June 1998. Dr. Wick served as the Company's Chief Operating Officer from December 1997 until June 1998, and as Executive Vice President, Research and Development, from December 1997 until June 1998. He has been a member of the Board of Directors since December 1997. Prior to joining the Company in December 1997, Dr. Wick was Senior Vice President of Research for CV Therapeutics, Inc., a public biotechnology company, from May 1995 until December 1997. Dr. Wick served as Executive Director of oncology/ immunology and clinical research at Lederle Laboratories, from September 1990 until May 1995, and also directed the Cyanamid/Immunex joint oncology research program. Dr. Wick began his career at Harvard Medical School, where he served as an Associate Professor from July 1981 until June 1994 and Chief of the Melanoma Clinic and Laboratory of Molecular Dermatological Oncology at the Dana Farber Cancer Institute from September 1980 until September 1992. Dr. Wick holds a Ph.D. degree in chemistry from Harvard University and an M.D. degree from Harvard Medical School.

Richard B. Newman, 70, has served as a member of the Board of Directors since April 2003. Mr. Newman is currently President and Chief Executive Officer of D&R Products Co., Inc., which designs, develops and manufactures orthopedic, vascular and other surgical medical devices and instruments for major medical device and instrument manufacturers in the United States and Europe. He has served in this role since 1983. Mr. Newman holds an A.B. degree from Harvard College and an LL.B. degree from the Harvard Law School.

Directors Continuing in Office Until the 2011 Annual Meeting

Edward W. Cantrall, Ph.D., 77, has served as a member of the Board of Directors since May 2002. Dr. Cantrall has served as a consultant to biotechnology and genomics companies since May 1998. From November 1997 to May 1998, Dr. Cantrall served as Vice President and General Manager for Molecular Informatics, Inc., a subsidiary of the Perkin-Elmer Corporation, and prior to the acquisition of Molecular Informatics by Perkin-Elmer Corporation in November 1997, he served as President and Chief Executive Officer of Molecular Informatics, Inc. He was Chief Executive Officer and President of the National Center for Genome Resources from January 1995 to November 1996. From September 1986 to July 1994, Dr. Cantrall served as Vice President of Operations at Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical company which was subsequently acquired by Wyeth Laboratories, Inc. He has served as a member of the Board of Managers of The Health Enterprise Group since 2000. His fields of expertise include pharmaceutical development and manufacturing. Dr. Cantrall holds a Ph.D. degree in organic chemistry from the University of Illinois and an M.B.A. degree in industrial management from Fairleigh Dickinson University.

Steven R. Goldring, M.D., 65, has served as a member of the Board of Directors since May 2002. Dr. Goldring has served as Chief Scientific Officer of the Hospital for Special Surgery in New York since July 2006. From 1996 to July 2006, Dr. Goldring was a Professor of Medicine at Harvard Medical School and Chief of Rheumatology at Beth Israel Deaconess Medical Center. He has also served as the Director of the New England Baptist Bone and Joint Institute, in collaboration with the Beth Israel Deaconess Medical Center since its establishment in 1996. Dr. Goldring serves on the osteoporosis and rheumatology clinical advisory boards for Merck & Co., Inc. and Eli Lilly and Company, as well as an advisor to numerous biotechnology companies. He has established a clinical research program at Beth Israel Deaconess Medical Center. Dr. Goldring has served as a consultant or Principal Investigator in the pharmaceutical industry, and National Institutes of Health sponsored research programs and as a consultant to numerous biotechnology and pharmaceutical companies. He received his medical training at Peter Bent Brigham Hospital and the Massachusetts General Hospital. He is the author of numerous scientific publications. Dr. Goldring holds an M.D. degree from Washington University School of Medicine.

For biographical information concerning the executive officers of the Company, see the information set forth under the caption "Executive Officers" of this proxy statement. There are no family relationships among any of the Company's directors or executive officers. Dr. Gail Brown, one of the Company's key personnel, is the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman. No director has a contractual right to serve as a member of the Board of Directors.

Board of Directors Committees and Meetings

Independence of the Board of Directors and its Committees

The Nasdaq Stock Market ("Nasdaq") listing standards require that a majority of the members of a listed company's board of directors qualify as "independent," as determined by the board of directors.

After review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent registered public accounting firm, the Board of Directors has determined that all of the Company's directors are independent directors within the meaning of the applicable Nasdaq listing standards, except Dr. Wick, the Chairman of the Board of Directors and Chief Executive Officer of the Company, and Dr. Ryser, the Company's Senior Vice President of Corporate Strategy.

As required under the Nasdaq listing standards, the Company's independent directors meets in regularly scheduled executive sessions at which only independent directors are present. The Company's independent directors met twice during the fiscal year ended December 31, 2008.

The Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating Committee. Below is a description of each committee of the Board of Directors. The Board of Directors has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee, among other things: evaluates the performance, and assesses the qualifications, of the independent registered public accounting firm; determines and pre-approves the engagement of the independent registered public accounting firm to perform all proposed audit, review and attest services; reviews and pre-approves the retention of the independent registered public accounting firm to perform any proposed, permissible non-audit services; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm for the ensuing year; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K and recommends whether or not such financial statements should be so included; and discusses with management and the independent registered public accounting firm the results of the annual audit and review of the Company's quarterly financial statements.

The Audit Committee is currently composed of three outside directors: Drs. Cantrall and Gray and Mr. Newman. The Audit Committee met five times during the fiscal year ended December 31, 2008. The written Audit Committee Charter is attached as Appendix B to this proxy statement. Effective immediately upon the expiration of Dr. Gray's term as a member of the Board of Directors at the Annual Meeting, Dr. Goldring will become a member of the Audit Committee.

The Board of Directors periodically reviews the Nasdaq listing standards' definition of independence for Audit Committee members and has determined that all members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A) of the Nasdaq listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934), and that Mr. Frick was independent pursuant to such rules while a member of the Audit Committee until his resignation in February 2009. Dr. Ryser, a former member of the Audit Committee, was independent until his appointment as an employee of the Company on August 1, 2008, prior to which he resigned from the Audit Committee. The Board of Directors has determined that Dr. Cantrall qualifies as an "audit committee financial expert," as defined in applicable Securities and Exchange Commission rules. The Board of Directors made a qualitative assessment of Dr. Cantrall's level of knowledge and experience based on a number of factors, including his formal education and his service in executive capacities having financial oversight responsibilities. These positions include Chief Executive Officer, President and Vice President of Operations to, and member of the board of directors of, a number of biotechnology and genomics companies, pursuant to which Dr. Cantrall has experience supervising the preparation of financial reports. In addition, Dr. Cantrall holds an M.B.A from Fairleigh Dickinson University. For further information on Dr. Cantrall's experience, please see his biography under "Directors Continuing in Office Until 2011 Annual Meeting" above.

Compensation Committee

The Compensation Committee of the Board of Directors reviews, modifies and approves the overall compensation strategy and policies for the Company. The Compensation Committee, among other things: reviews and approves corporate performance goals and objectives relevant to the compensation of the Company's officers; determines and approves the compensation and other terms of employment of the Company's Chief Executive Officer; determines and approves the compensation and other terms of employment of the other officers of the Company; administers the Company's stock option and purchase plans, pension and profit sharing plans and other similar programs; and reviews and recommends to the Board of Directors appropriate insurance coverage for the Company's directors and officers. The Compensation Committee also reviews with management the Company's Compensation Discussion and Analysis to consider whether to recommend that it be included in proxy statements and other filings. A more detailed description of the Compensation Committee's processes and procedures for the consideration and determination of executive and director compensation and information related to Compensation Committee Interlocks and Insider Participation can be found under the section entitled "Compensation Discussion and Analysis" of this proxy statement.

The Compensation Committee is currently composed of three outside directors: Drs. Goldring and von Morzé and Mr. Newman. Each of the members of the Compensation Committee is independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Compensation Committee met four times and acted once by written consent during the fiscal year ended December 31, 2008. A copy of the Compensation Committee Charter is attached as Appendix B to the proxy statement for the Company's annual meeting of stockholders held on May 14, 2007, as filed with the Securities and Exchange Commission on April 10, 2007.

Nominating Committee

The Nominating Committee of the Board of Directors is responsible for, among other things: identifying, reviewing and evaluating candidates to serve as directors of the Company; reviewing, evaluating and considering incumbent directors; recommending to the Board of Directors for selection candidates for election to the Board of Directors; making recommendations to the Board of Directors regarding the membership of the committees of the Board of Directors; and assessing the performance of the Board of Directors.

The Nominating Committee is currently composed of three outside directors: Drs. Goldring and Gray and Mr. Newman. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating Committee met twice during the fiscal year ended December 31, 2008. The Nominating Committee adopted a written Nominating Committee Charter in 2004 which is attached as Appendix C to this proxy statement. Effective immediately upon the expiration of Dr. Gray's term as a member of the Board of Directors at the Annual Meeting, Dr. von Morzé will become a member of the Nominating Committee.

The Nominating Committee has not established any specific minimum qualifications that must be met for recommendation for a position on the Board of Directors. Instead, in considering candidates for director the Nominating Committee will generally consider all relevant factors, including among others the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of the expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company, the candidate's reputation for personal integrity and ethics and the candidate's ability to exercise sound business judgment. Other relevant factors, including diversity, experience and skills, will also be considered. Candidates for director are reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders.

The Nominating Committee uses its network of contacts (and those of other members of the Board of Directors) when compiling a list of potential director candidates and may also engage outside consultants (such as professional search firms). For those directors nominated for re-election at this year's Annual Meeting for a three-year term expiring at the 2012 annual meeting, the Nominating Committee did not pay a fee to any third party to assist in the process of identifying or evaluating director candidates. Pursuant to its charter, the Nominating Committee also considers potential director candidates recommended by stockholders. All potential director candidates are evaluated based on the factors set forth above, and the Nominating Committee has established no special procedure for the consideration of director candidates recommended by stockholders.

The Nominating Committee will consider director candidates recommended by stockholders. Stockholders who wish to recommend individuals for consideration by the Nominating Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating Committee at the following address: 3165 Porter Drive, Palo Alto, CA 94304 at least 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the last Annual Meeting of Stockholders. The deadline for nominating a director for the 2010 Annual Meeting of Stockholders is December 15, 2009. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's Common Stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. To date, the Nominating Committee has not rejected a timely director nominee from a stockholder or group of stockholders that beneficially own more than 5% of the Company's voting stock.

Meetings of the Board of Directors and Committees of the Board of Directors

The Board of Directors met five times and acted three times by written consent during the last fiscal year. Each Board member attended 75% or more in the aggregate of the meetings of the Board of Directors held during the period for which he or she was a director. Each committee member attended 75% or more in the aggregate of the meetings of the committees on which he or she served, held during the period for which he or she was a committee member.

Attendance at Annual Meeting

It is the Company's current policy to require directors to attend the Annual Meeting absent extraordinary circumstances. The 2008 Annual Meeting of Stockholders was attended by all of the members of the Board of Directors.

Stockholder Communications with the Board of Directors

The Nominating Committee of the Board of Directors has adopted a process by which stockholders may communicate with the Board of Directors or any of its individual directors. Stockholders who wish to communicate with the Board of Directors may do so by sending a written communication addressed as follows: Telik Board Communication, c/o Stockholder Communications Officer, 3165 Porter Drive, Palo Alto, CA 94304. All communications must state the number of shares owned by the stockholder making the communication. Telik's Stockholder Communications Officer, or SCO, will review each communication and forward the communication to the Board of Directors, to any individual director to whom the communication is addressed, and/or to any other officer of the Company considered by the SCO to be appropriate.

Code of Ethics

The Company has adopted the Telik, Inc. Code of Conduct, a code of ethics with which every employee, director and consultant is expected to comply. The Code of Conduct was filed with the Securities and Exchange Commission with the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code of Conduct to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver as required by applicable laws.

Report of the Audit Committee of the Board of Directors*

The Audit Committee reviews the Company's financial reporting process on behalf of the Board of Directors. The Company's management is responsible for the internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and the issuance of a report thereon.

In this context, the Audit Committee met and held discussions with management and Ernst & Young LLP, the Company's independent registered public accounting firm. Management represented to the Audit Committee that the Company's financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication With Those Charged With Governance) as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T.

In addition, the Audit Committee has discussed with the independent registered public accounting firm, the firm's independence from the Company and its management, including the matters in the written disclosures and letter that were received from the independent accountants pursuant to the requirements of the Independence Standards Board No. 1 (Independence Discussions with Audit Committees), as adopted by the PCAOB in Rule 3600T, and considered the compatibility of non-audit services with the firm's independence.

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* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of its annual audit and quarterly reviews, the evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee has recommended that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, for filing with the Securities and Exchange Commission.

The Audit Committee also has selected, subject to stockholder ratification, Ernst & Young LLP as the Company's independent registered public accounting firm.

The Audit Committee:

Edward W. Cantrall
Mary Ann Gray (1)
Richard B. Newman
Stefan Ryser (1)
Robert W. Frick (1)

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(1) Dr. Gray joined the Audit Committee on February 23, 2009. Stefan Ryser and Robert W. Frick previously served on the Audit Committee, and each resigned from the Audit Committee and the Board of Directors on August 1, 2008 and February 20, 2009, respectively.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009, and has further directed management to submit to the stockholders for ratification the selection of Ernst & Young LLP as the independent registered public accounting firm of the Company at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements since 1989. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Stockholder ratification of the selection of Ernst & Young LLP as the Company's independent registered public accounting firm is not required by the Company's Amended and Restated Bylaws or otherwise. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board of Directors in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for the purpose of determining whether this matter has been approved. Shares represented by executed proxies will be voted, if no abstention or vote against is marked, for the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm.

Independent Registered Public Accounting Firm Fee Information

The following summarizes the fees billed by Ernst & Young LLP for audit, tax and other professional services during the years ended December 31, 2008 and 2007:

	December 31, 2008	December 31, 2007
Audit Fees (1)	$614,000	$550,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	—
All Other Fees (4)	—	—
Total Fees	$614,000	$550,000

(1) Audit Fees were for services associated with the annual audit, the reviews of the Company's Annual Report on Form 10-K, and quarterly reports on Form 10-Q.

(2) There were no audit-related fees billed for the fiscal years ended December 31, 2008 and 2007.

(3) Tax Fees would be for services in connection with tax compliance, tax planning and tax advice. As stated above, the Company incurred no such fees in the fiscal years ended December 31, 2008 and 2007.

(4) There were no other fees for services by Ernst & Young LLP for the fiscal years ended December 31, 2008 and 2007.

The charter of the Audit Committee requires that the Audit Committee pre-approve the engagement of the Company's independent registered public accounting firm, Ernst & Young LLP, to perform all proposed audit, review and attest services, as well as engagements to perform any proposed permissible non-audit services. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. It is the Company's practice to present any such proposed engagement to the Audit Committee for approval, either at a regularly scheduled or special meeting. In 2008, all of the services and related fees described above were approved by the Audit Committee.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF PROPOSAL 2.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all of the Company's equity compensation plans in effect as of December 31, 2008.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (1)
Equity compensation plans approved by security holders	10,039,512	$10.04	4,435,114(2)
Equity compensation plans not approved by security holders	—	N/A	—
Total	10,039,512	$10.04	4,435,114(2)

(1) Each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Equity Incentive Plan is automatically increased by the lesser of 1,500,000 shares or 5% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors. In addition, each year on January 1, until January 1, 2010, the aggregate number of shares of Common Stock that may be issued pursuant to stock awards under the 2000 Employee Stock Purchase Plan is automatically increased by the lesser of 150,000 shares or 1% of the total number of shares of Common Stock outstanding on that date, or such lesser amount as may be determined by the Board of Directors.

(2) Includes 697,455 shares issuable under the 2000 Employee Stock Purchase Plan.

EXECUTIVE OFFICERS

The following table sets forth information regarding the Company's executive officers and key personnel. Please see "Proposal 1—Election of Directors" for comparable information for the Company's Board of Directors.

Executive Officers:

Name	Age	Position
Michael M. Wick, M.D., Ph.D.	63	President, Chief Executive Officer and Chairman
Cynthia M. Butitta	54	Chief Operating Officer and Chief Financial Officer
Stefan Ryser, Ph D.	49	Director and Senior Vice President, Corporate Strategy*
Marc L. Steuer	62	Senior Vice President, Business Development
William P. Kaplan, Esq.	55	Vice President, General Counsel and Corporate Secretary

Key Personnel:

Name	Age	Position
Gail L. Brown, M.D.	58	Senior Vice President and Chief Medical Officer

* Dr. Ryser is currently a member of our Board of Directors, but will not be standing for re-election.

Set forth below is biographical information for each of the executive officers and key personnel.

Biographical information about Dr. Wick is included under the caption "Directors Continuing in Office Until the 2010 Annual Meeting."

Cynthia M. Butitta has served as the Company's Chief Operating Officer and Chief Financial Officer since March 2001. She has served as the Company's Chief Financial Officer since August 1998. From September 1997 through February 2001, Ms. Butitta provided financial consulting services as a partner in Altair Capital Associates LLC, which she co-founded in November 1998, and Butitta Consulting Services LLC, which she founded in September 1997. From December 1995 until September 1997, Ms. Butitta was Vice President of Finance and Administration and Chief Financial Officer for Connetics, Inc., a biotechnology company. From June 1994 until December 1995, she was Vice President of Finance and Administration and Chief Financial Officer for InSite Vision, Inc., a biotechnology company. From June 2000 to February 2002, Ms. Butitta was a director of Catalyst Semiconductor, Inc., a semiconductor products company. Ms. Butitta holds a B.S. degree in business and accounting from Edgewood College and an M.B.A. degree in finance from the University of Wisconsin, Madison.

Stefan Ryser, Ph.D., has served as the Company's Senior Vice President, Corporate Strategy of the Company since August 2008 and as a member of the Board of Directors since September 1998. Prior to this, Dr. Ryser served as a managing partner of Bear Stearns Health Innoventures L.P., a venture capital fund and was a managing director of Bear Stearns Asset Management. Dr. Ryser served as an Executive Officer and a member of the board of International Biomedicine Management Partners, Inc. from January 1998 to April 2000. From January 1989 until December 1997, Dr. Ryser held various positions at F. Hoffmann-la Roche Ltd., a pharmaceutical company, including Scientific Assistant to the President of Global Research and Development, and was responsible for maintaining the scientific liaison between F. Hoffman-LaRoche and Genentech, Inc. Dr. Ryser holds a Ph.D. degree in molecular biology from the University of Basel.

Marc L. Steuer has served as the Company's Senior Vice President, Business Development since October 2002. Prior to joining the Company, from 1994 to 2002, Mr. Steuer was associated with Pharmacyclics, Inc., a biotechnology company, most recently as Senior Vice President, Business Development. From 1992 to 1994,

Mr. Steuer was with SciClone Pharmaceuticals, Inc., serving as Vice President, Finance and Chief Financial Officer and later as Executive Vice President, Business Development and Commercial Affairs. He also has held senior management positions at Pilkington Visioncare Group, a major division of Pilkington, plc, Syntex Corporation and international management consulting firms. Mr. Steuer holds B.S. and M.S. degrees in electrical engineering from Columbia University and an M.B.A. degree from New York University.

William P. Kaplan, Esq. has served as the Company's Vice President and General Counsel since February 2006 and Vice President, Legal Affairs since April 2003. Mr. Kaplan has also served as the Company's Corporate Secretary since May 2003. From 2000 to 2003, Mr. Kaplan was Vice President, General Counsel and Corporate Secretary of iPrint Technologies, a developer of Internet print technology. Prior to iPrint, Mr. Kaplan served as Vice President and General Counsel of Resumix, a publisher of enterprise human resources software subsequently acquired by Yahoo!. He also served as General Counsel of Netcom On-Line Communication Services, an Internet service provider, and Ungermann-Bass, a global manufacturer of network and telecommunications equipment. Mr. Kaplan has practiced law since 1982. He holds a B.A. degree in mathematics from the University of California, Santa Barbara, and a Juris Doctor degree from the School of Law at the University of California, Davis.

Gail L. Brown, M.D. has served as the Company's Senior Vice President and Chief Medical Officer since November 2001. Dr. Brown has served as a consultant to the Company on matters related to clinical development of the Company's product candidates since October 1998. Prior to joining the Company, Dr. Brown was a Managing Director at The Palladin Group, LP, and Tanager Capital Group, LLC, entities specializing in investment advisory services, from January 2001 to October 2001. She was a co-founder and partner of Altair Capital Associates LLC, specializing in biotechnology investment advisory services, from November 1998 to January 2001. Dr. Brown has served as a consultant and a member of clinical and scientific advisory boards at numerous public and private biotechnology companies from 1995 to 2001. She began her career at the Harvard Medical School, where she served on the faculty in the Department of Medicine, Division of Hematology and Oncology from 1980 to 1995. Dr. Brown received her M.D. degree from The University of Rochester School of Medicine and an M.B.A. degree in finance from St. Mary's College of California School of Economics and Business Administration.

The Company's executive officers are appointed by the Board of Directors and serve until their successors are elected or appointed.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of Common Stock by: (a) each director; (b) each nominee for director; (c) each of the executive officers named in the Summary of Compensation Table; (d) all executive officers and directors of the Company as a group; and (e) all those known by the Company to be beneficial owners of more than five percent of its Common Stock. All of the information in this table is as of March 1, 2009, unless otherwise noted in the appropriate footnote to the table.

Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, shares are deemed to be beneficially owned by a person if that person has the right to acquire shares (for example, upon exercise of an option) within sixty days of the date that information is provided. In determining the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by the person (and only that person) by reason of such acquisition rights. As a result, the percentage of outstanding shares held by any person in the table below does not necessarily reflect the person's actual voting power. As of March 1, 2009, there were 53,356,091 shares of Common Stock outstanding.

Beneficial Owner (1)	Number of Shares Owned (2)	Right to Acquire within 60 days (3)	Beneficial Ownership Total	Percent of Total
Entities affiliated with Eastbourne Capital Management, L.L.C. (4)	12,522,075	—	12,522,075	23.47%
1101 Fifth Avenue, Suite 160, San Rafael, CA 94901				
Entities affiliated with OppenheimerFunds, Inc. (5)	10,617,765	—	10,617,765	19.90%
Two World Financial Center, 225 Liberty Street, New York, NY 10281-1008				
Entities affiliated with Morgan Stanley & Co., (6)	3,194,522	—	3,194,522	5.99%
1585 Broadway, New York, NY 10036				
Michael M. Wick, M.D., Ph.D.	179, 207(7)	2,097,500(8)	2,276,707	4.11%
Cynthia M. Butitta	43,861	759,791	803,652	1.49%
Stefan Ryser, Ph.D.	6,779	50,938	57,717	*
Marc L. Steuer	—	325,000	325,000	*
William P. Kaplan, Esq.	2,685	291,667	294,352	*
Edward W. Cantrall, Ph.D.	54,000(9)	40,938	94,938	*
Steven R. Goldring, M.D.	—	40,938	40,938	*
Mary Ann Gray, Ph.D.	5,000	35,938	40,938	*
Richard B. Newman, Esq.	23,472(10)	35,938	59,410	*
Herwig von Morzé, Ph.D	22,000	30,938	52,938	*
All executive officers and directors as a group (10 persons) (11)	337,004	3,709,586	4,046,590	7.09%

* Less than one percent.

(1) This table is based upon information supplied by officers, directors, principal stockholders and Schedules 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 53,356,091 shares outstanding on March 1, 2009.

(2) Excludes shares issuable pursuant to stock options exercisable within 60 days of March 1, 2009.

(3) Shares issuable pursuant to stock options exercisable within 60 days of March 1, 2009.

(4) The amount shown and the following information were provided by Eastbourne Capital Management, L.L.C. ("Eastbourne") pursuant to the Schedule 13G filed on February 13, 2009, indicating beneficial ownership as of December 31, 2008. The Schedule 13G indicates that Eastbourne has shared voting and dispositive power with respect to 12,522,075 shares. According to the Schedule 13G, Richard Jon Barry holds shared voting and dispositive power with respect to 12,522,075 shares, Black Bear Fund I, L.P. holds shared voting and dispositive power with respect to 3,251,081 shares, and Black Bear Offshore Master Fund, L.P. holds shared voting and dispositive power with respect to 8,854,758 shares. Barry and Eastbourne each disclaims beneficial ownership of Common Stock, except to the extent of its or his respective pecuniary interest therein. Barry and Eastbourne filed the Schedule 13G jointly as a group, but disclaim membership in a group, within the meaning of Rule 13d-5(b) ("Rule 13(d)-5(b)") under the Securities Exchange Act of 1934, as amended (the "1934 Act") , with Black Bear Offshore, Black Bear I or any other person or entity. Black Bear Offshore and Black Bear I each filed jointly with the other Filers, but not as a member of a group, and each disclaims membership in a group, within the meaning of Rule 13d-5(b), with the other Filers or any other person or entity. In addition, the filing of the Schedule 13G on behalf of Black Bear Offshore or Black Bear I should not be construed as an admission that either of them are, and they each disclaim that it is, the beneficial owner (as defined in Rule 13(d)-3 under the 1934 Act), of any Common Stock.

(5) The amount shown and the following information were provided by OppenheimerFunds, Inc. pursuant to the Schedule 13G filed on January 29, 2009, indicating beneficial ownership as of December 31, 2008. The Schedule 13G indicates that OppenheimerFunds, Inc. has shared voting and dispositive power with respect to 10,617,765 shares. According to the Schedule 13G, Oppenheimer Global Opportunities Fund has shared voting and dispositive power with respect to 10,463,730 shares.

(6) The Schedule 13G filed jointly by Morgan Stanley & Co. and FrontPoint Partners LLC on February 17, 2009 indicating beneficial ownership as of December 31, 2008. The schedule 13G indicates that Morgan Stanley has sole voting and dispositive power with respect to 3,194,522 shares. FrontPoint Partners LLC has sole voting and dispositive power with respect to 3,194,522 shares. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by FrontPoint Partners LLC, an investment adviser in accordance with Rule13d-1(b)(1)(ii)(E), as amended. FrontPoint Partners LLC is a wholly-owned subsidiary of Morgan Stanley.

(7) Includes 46,816 shares held by Dr. Wick's spouse.

(8) Includes 894,791 shares issuable to Dr. Wick's spouse pursuant to stock options exercisable within 60 days of March 1, 2009.

(9) Includes 20,000 shares held by Dr. Cantrall's spouse.

(10) Includes 15,000 shares held by the D&R Products Co., Inc. 401(k) and Profit Sharing Plan, of which Mr. Newman and his spouse are trustees.

(11) See footnotes 7-10 above.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations, the Company believes that all Forms 3, 4 and 5 required to be filed were filed on time during the fiscal year ended December 31, 2008.

COMPENSATION OF DIRECTORS

Employee directors do not receive any separate compensation for their Board of Directors activities. Non-employee directors receive the compensation described below.

Each non-employee director of the Company was entitled to receive cash compensation of $6,250 from the Company for serving on the Board of Directors for the quarter ended March 31, 2008. Quarterly cash compensation for each non-employee director increased to $8,000 effective April 1, 2008. The members of the Board of Directors are also eligible for reimbursement of their expenses incurred in connection with attendance at Board of Directors and Committee meetings in accordance with Company policy.

Each non-employee director of the Company also was entitled to receive stock option grants under the 2000 Non-Employee Directors' Stock Option Plan, as amended February 20, 2008 (the "Directors' Plan"). Only non-employee directors of the Company or an affiliate of such directors (as defined in the Internal Revenue Code) are eligible to receive options under the Directors' Plan. Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code.

Option grants under the Directors' Plan are non-discretionary. Each person who is elected or appointed to serve as a non-employee director for the first time will be granted an option to purchase 20,000 shares of Common Stock upon such election or appointment. On February 20, 2008, the Board of Directors amended the Directors' Plan to provide that on the day following each Annual Meeting (or the next business day should such date be a legal holiday), each member of the Company's Board of Directors who is not an employee of the Company or, where specified by the non-employee director, an affiliate of the director, is automatically granted under the Directors' Plan without further action by the Company, the Board of Directors or the stockholders of the Company, an option to purchase 10,000 shares of Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director. Before such amendment to the Directors' Plan, the non-employee directors received an option to purchase 5,000 shares of Common Stock or an option to purchase an amount of shares prorated for the part of the year served as a non-employee director.

The exercise price of options granted under the Directors' Plan is 100% of the fair market value of Common Stock subject to the option on the date of the option grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq Global Market). The options have a term of 10 years. Options granted under the Directors' Plan vest as follows: 25% of the shares subject to each option will vest on the first anniversary of the grant date and the remainder will vest in equal monthly installments over the next three years. The vesting of each option will cease on the date the non-employee director holding the option ceases to provide services (whether as a director or consultant) to the Company or one of the Company's affiliates. Options terminate three months after the non-employee director's service with the Company or its affiliates terminates. However, if termination of service is due to the non-employee director's death, or if the non-employee director dies within three months after his or her service terminates, the exercise period will be extended to 18 months following death. No option is exercisable after the expiration of 10 years from the date it was granted. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Directors' Plan may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options held by those directors whose continuous service has not terminated accelerate in full and the options terminate if not exercised at or prior to the change of control transaction.

On May 22, 2008, the Company granted options covering 10,000 shares to each of Drs. Cantrall, Goldring, Gray, Ryser and von Morzé and Messrs. Frick and Newman at an exercise price of $2.03 per share. The exercise price per share for each option is equal to the fair market value of Common Stock on the date of grant (determined in accordance with the terms of the Directors' Plan based on the closing sales price reported on the Nasdaq Global Market).

As of March 1, 2009, options to purchase a total of 355,104 shares of Common Stock were outstanding under the Directors' Plan.

2008 Director Compensation Table

Name of Director	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Edward W. Cantrall, Ph.D.	30,250	25,768	—	56,018
Robert W. Frick	30,250	25,768	—	56,018
Steven R. Goldring, M.D.	30,250	25,768	—	56,018
Mary Ann Gray, Ph.D.	30,250	25,768	—	56,018
Richard B. Newman, Esq.	30,250	25,768	—	56,018
Stefan Ryser, Ph.D.	22,250(2)	25,768		48,018
Herwig von Morzé, Ph.D	30,250	34,171	—	64,421

(1) Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to each member of the Board of Directors, in 2008 as well as prior fiscal years, in accordance with SFAS 123 and SFAS 123R. The amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2008, as filed with the SEC.

(2) Represents non-employee director compensation paid to Dr. Ryser prior to his appointment as Senior Vice President, Corporate Strategy. Compensation paid to Dr. Ryser in connection with his employment with the Company is set forth in the Summary Compensation Table below.

The following table shows for each named non-employee director (a) the grant date of each option granted to the named non-employee directors in 2008 fiscal year, (b) the exercise price, (c) the grant-date fair value of that option (as calculated in accordance with SFAS 123 (R)) and (d) the aggregate number of shares subject to all outstanding options held by that individual as of December 31, 2008:

Name of Director	Option Grant Date	Exercise Price ($)	SFAS 123 (R) Grant-date Fair Value ($)	Number of Shares of Common Stock Subject to All Outstanding Options Held as of December 31, 2008
Edward W. Cantrall, Ph.D.	May 22, 2008	2.03	14,049	55,000
Robert W. Frick	May 22, 2008	2.03	14,049	50,000
Steven R. Goldring, M.D.	May 22, 2008	2.03	14,049	55,000
Mary Ann Gray, Ph.D.	May 22, 2008	2.03	14,049	50,000
Richard B. Newman, Esq.	May 22, 2008	2.03	14,049	50,000
Stefan Ryser, Ph.D.	May 22, 2008	2.03	14,049	65,000(1)
Herwig von Morzé, Ph.D	May 22, 2008	2.03	14,049	45,000

(1) Represents options granted to Dr. Ryser as a non-employee director only.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth, for the fiscal year 2006, 2007 and 2008 compensation awarded or paid to, or earned by, the Company's Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and its three other most highly compensated executive officers at December 31, 2008 (the "Named Executive Officers"). There were no other executive officers during this period.

Name and Principal Position	Year	Salary ($)	Bonus $ (1)	Option Awards $ (2)	All Other Compensation ($)	Total ($)
Michael M. Wick	2008	514,000(3)	-0-	762,665	-0-	1,276,665
President, Chief Executive Officer and	2007	494,000(3)	275,000	1,076,575	-0-	1,845,575
Chairman	2006	494,000(3)	-0-	1,967,455	-0-	2,461,455
Cynthia M. Butitta	2008	379,000	-0-	467,763	-0-	846,763
Chief Operating Officer and Chief Financial	2007	344,000	175,000	593,232	-0-	1,112,232
Officer	2006	344,000	-0-	975,529	-0-	1,319,259
Stefan Ryser	2008	135,417(4)	-0-	35,284(5)	72,250(6)	242,951
Senior Vice President, Corporate Strategy						
Marc L. Steuer	2008	300,000	-0-	173,875	-0-	473,875
Senior Vice President, Business	2007	300,000	-0-	199,453	-0-	499,453
Development	2006	300,000	-0-	292,728	-0-	592,728
William P. Kaplan	2008	264,000	-0-	296,896	-0-	560,896
Vice President, General Counsel and	2007	240,000	75,000	313,451	-0-	628,451
Corporate Secretary	2006	240,000	-0-	364,560	-0-	604,560

(1) The Company's cash bonuses were awarded in the year noted and paid in the subsequent year.

(2) Represents the dollar amount recognized for financial statement reporting purposes with respect to the 2008 fiscal year for the fair value of stock options granted to each of Named Executive Officers, in 2008 as well as prior fiscal years, in accordance with SFAS 123R. The amounts shown exclude the impact of estimated forfeiture related to service-based vesting conditions. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2008, as filed with the SEC.

(3) Dr. Wick is not compensated for his role as a director. The amount shown reflects salary earned as an employee only.

(4) Dr. Ryser was appointed by the Board of Directors as Senior Vice President, Corporate Strategy of the Company in August 2008, and since such appointment, Dr. Ryser has not been compensated for his service to the Company as a member of the Board of Directors.

(5) Consists of 25,768 in awards made in connection with Dr. Ryser's service as a director, and 9,516 in awards made in connection with Dr. Ryser's employment with the Company.

(6) Consists of a $50,000 relocation bonus paid to Dr. Ryser in connection with his appointment as Senior Vice President, Corporate Strategy of the Company, and $22,250 in fees earned as a non-employee director prior to his appointment as an executive officer.

Grants of Plan-Based Awards in 2008

The following table provides information about plan-based awards granted to the Named Executive Officers in 2008 including, without limitation: (a) the grant date, (b) all other option awards, which consist of the number of shares underlying stock options awarded to the Named Executive Officers, (c) the exercise price of the stock option awards, which reflect the closing fair market value of Common Stock on the date of grant and (d) the grant date fair value of each option award valued under SFAS 123R.

Name and Principal Position	Grant Date	Compensation Committee Approval Date (1)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($) (1)	Full Grant Date Fair Value ($) (2)
Michael M. Wick	3/3/2008	2/26/2008	350,000(4)	2.19	525,560
President, Chief Executive Officer and Chairman	3/3/2008	2/26/2008	100,000(5)	2.19	180,247
Cynthia M. Butitta	3/3/2008	2/26/2008	250,000(4)	2.19	375,400
Chief Operating Officer and Chief Financial Officer	3/3/2008	2/26/2008	75,000(5)	2.19	135,185
Stefan Ryser	9/1/2008	8/1/2008	250,000(4)(6)	0.67	114,900
Senior Vice President, Corporate Strategy	9/1/2008	8/1/2008	75,000(5)(6)	0.67	41,160
	5/22/2008	N/A(3)	10,000(7)	2.03	14,049
Marc L. Steuer	3/3/2008	2/26/2008	30,000(4)	2.19	54,074
Senior Vice President, Business Development					
William P. Kaplan	3/3/2008	2/26/2008	60,000(4)	2.19	90,096
Vice President, General Counsel and Corporate Secretary					

(1) The exercise price for the stock options granted was the closing fair market value of the Company's stock on the date of grant.

(2) The amount shown in this column is the full grant date fair value of the options granted computed under SFAS 123R. The full grant date fair value is the amount the Company would expense in its financial statements over the option's vesting period. For additional information on the valuation assumptions with respect to these grants, refer to the "Valuation Assumptions" under the "Notes to the Financial Statements" in the Company's Form 10-K for the year ended December, 31, 2008, as filed with the SEC.

(3) Automatic grant under the 2000 Non-Employee Directors' Stock Option Plan

(4) Shares subject to the option vest over four years; 25% of the shares vest on year following the grant date and 1/48th of the shares vest monthly thereafter.

(5) Vesting will be 100% upon the achievement of specified performance goals for a significant license agreement relating to a product candidate of the Company.

(6) Granted pursuant to the 2000 Equity Incentive Plan, as amended.

(7) Granted pursuant to the Directors' Plan.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information on the current holdings of stock options by the Named Executive Officers. Each option grant is shown separately for each Named Executive Officer. The vesting schedule for each option grant is shown following this table.

Outstanding Equity Awards at Fiscal Year-End

Name and Principal Position	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Michael M. Wick	07/30/1999	150,000	-0-		1.60	07/30/2009
President, Chief Executive Officer and Chairman	12/05/2000	200,000	-0-		8.25	12/05/2010
	02/13/2002	150,000	-0-		10.27	02/13/2012
	02/21/2003	75,000	-0-		11.16	02/21/2013
	01/22/2004	150,000	-0-		24.13	01/22/2014
	12/10/2004	150,000	-0-		18.86	12/10/2014
	01/06/2005	122,396	2,604		18.93	01/06/2015
	03/10/2006	96,250	43,750		20.30	03/10/2016
	03/03/2008(A)	-0-	350,000		2.19	03/03/2018
	03/03/2008(B)	-0-		100,000	2.19	03/03/2018
Cynthia M. Butitta	09/11/2000	25,000	-0-		10.13	09/11/2010
Chief Operating Officer and Chief Financial Officer	03/13/2001	240,000	-0-		3.81	03/13/2011
	05/14/2002	100,000	-0-		10.26	05/14/2012
	02/21/2003	50,000	-0-		11.16	02/21/2013
	01/22/2004	100,000	-0-		24.13	01/22/2014
	12/10/2004	100,000	-0-		18.86	12/10/2014
	03/10/2006	68,750	31,250		20.30	03/10/2016
	03/03/2008(A)	-0-	250,000		2.19	03/03/2018
	03/03/2008(B)	-0-		75,000	2.19	03/03/2018
Stefan Ryser	08/11/2000	20,000	-0-		7.06	08/11/2010
Senior Vice President, Corporate Strategy	05/25/2001	5,000	-0-		7.17	05/25/2011
	05/15/2002	5,000	-0-		10.80	05/15/2012
	05/15/2003	5,000	-0-		15.01	05/15/2013
	05/13/2004	5,000	-0-		23.25	05/13/2014
	05/27/2005	4,479	521		14.56	05/27/2015
	05/26/2006	3,229	1,771		16.05	05/26/2016
	05/15/2007	1,979	3,021		5.77	05/15/2017
	05/22/2008	-0-	10,000		2.03	05/22/2018
	09/01/2008(A)	-0-	250,000		0.67	09/01/2018
	09/01/2008(B)			75,000	0.67	09/01/2018

Name and Principal Position	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Un-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Marc L. Steuer	10/07/2002	200,000	-0-	75,000	12.20	10/07/2012
Senior Vice President, Business	01/06/2005	48,958	1,042	30,000	18.93	01/06/2015
Development	02/27/2007(A)	68,750	6,250		5.80	02/27/2017
	02/27/2007(B)	-0-			5.80	02/27/2017
	03/03/2008(B)	-0-			2.19	03/03/2018
William P. Kaplan	04/21/2003	100,000	-0-		12.62	04/21/2013
Vice President, General Counsel	01/22/2004	10,000	-0-		24.13	01/22/2014
and Corporate Secretary	12/10/2004	50,000	-0-		18.86	12/10/2014
	03/10/2006	13,750	6,250		20.30	03/10/2016
	02/27/2007(A)	91,667	8,333		5.80	02/27/2017
	03/03/2008(A)	-0-	60,000		2.19	03/03/2018

Option Awards Vesting Schedule

Grant Dates	Vesting Schedule
7/30/1999; 8/11/2000; 9/11/2000; 12/5/2000; 2/13/2002; 5/25/2001; 5/15/2002; 5/15/2003; 5/13/2004; 5/27/2005; 5/26/2006; 5/15/2007; 5/22/2008; 3/3/2008 (A); 9/01/2008 (A)	Options vest over four years: 25% of the shares vest one year after the date of grant and 1/48th of the shares vest monthly thereafter.
3/13/2001	Options vest over four years: 25% of the shares vest on February 20, 2002 and 1/48th of the shares vest monthly thereafter.
5/14/2002	Options vest over four years: 75% of the shares vest three years after the date of grant and 25% of the shares vest on the four-year anniversary of the grant date.
10/7/2002; 2/21/2003; 4/21/2003; 1/22/2004; 12/10/2004; 1/6/2005; 3/10/2006	Options vest over four years: 50% of the shares vest two years after the date of grant and 1/48th of the shares vest monthly thereafter.
2/27/2007 (A)	Options vest monthly over a period of two years.
2/27/2007 (B); 3/3/2008 (B); 9/1/2008 (B)	Vesting will be 100% upon the achievement of specified performance goals for a significant license agreement relating to a Company product candidate.

Stock Option Exercises in Fiscal 2008

The Company grants stock options to its employees, including executive officers, under its 2000 Equity Incentive Plan, as amended (the "Incentive Plan"). As of March 1, 2009, options to purchase a total of 9,074,308 shares were outstanding under the Incentive Plan and options to purchase 5,322,979 shares remained available for grant thereunder. Prior to the Company's initial public offering, the Company granted options to its employees, including executive officers, under its 1996 and 1988 Stock Option Plans (the "1996 and 1988 Plans"), which both terminated as of the effective date of the initial public offering, and outside the 1996 and 1988 Plans. Since the initial public offering, no new stock options have been granted under the 1996 and 1988 Plans. As of March 1, 2009, 328,425 shares were outstanding under the 1996 Stock Option Plan and no shares were outstanding under the 1988 Stock Option Plan and outside the 1996 and 1988 Plans. Options generally vest over a four-year period. Generally, 25% of the initial option grant vests on the one-year anniversary of employment, or 50% of the initial option grant vests on the two-year anniversary of employment, and the remainder vests in a series of equal monthly installments during the remainder of the initial four years of service. The exercise price per share is equal to the fair market value of Common Stock on the date of grant, as determined in accordance with the provisions of the Incentive Plan based on the closing prices for Common Stock on the Nasdaq Global Market. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change of control transaction involving the Company, the options outstanding under the Company's option plans may be assumed or substituted by the surviving entity. Otherwise, the vesting of the options outstanding under the Incentive Plan and the 1996 Stock Option Plan, held by those participants whose continuous service has not terminated, shall accelerate in full and the options will terminate if not exercised at or prior to such change of control transaction.

The following tables set forth, for the fiscal year ended December 31, 2008, certain information regarding stock options exercised by the Named Executive Officers:

Name and Principal Position	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Michael M. Wick President, Chief Executive Officer and Chairman	175,000	120,900
Cynthia M. Butitta Chief Operating Officer and Chief Financial Officer	—	—
Stefan Ryser Senior Vice President, Corporate Strategy	—	—
Marc L. Steuer Senior Vice President, Business Development	—	—
William P. Kaplan, Vice President, General Counsel and Corporate Secretary	—	—

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

The Company entered into an employment agreement with Michael M. Wick, M.D., Ph.D. in August 1999 upon his promotion to the position of Chief Executive Officer. In December 1999, Dr. Wick was elected Chairman of the Board of Directors effective January 2000. On December 17, 2008, the Company entered into an amended and restated employment agreement (the "Employment Agreement") with Dr. Wick to clarify the manner in which such employment agreement complies with the final regulations under Section 409A. The Employment Agreement superseded and replaced the employment agreement entered in August, 1999. According to the Employment Agreement, either the Company or Dr. Wick may terminate his employment at any time for any reason. If Dr. Wick is terminated without cause, he is entitled to receive as severance continued payment of his base salary and health care benefits for twelve months. The Company will also accelerate the vesting of his then unvested stock options as to the number of shares that would have vested in the ordinary course in the first twelve months following his termination date, with such vesting effective as of his termination date. Dr. Wick's benefits pursuant to the Employment Agreement are subject to Dr. Wick's signing a general waiver or release of the Company.

In February 2003, the Company adopted the Telik, Inc. Change of Control Severance Benefit Plan (the "Severance Plan"). On December 17, 2008, the Compensation Committee of the Board of Directors adopted an amendment to the Severance Plan to clarify the manner in which such plan complies with the final regulations under Section 409A. The Severance Plan provides eligible participants with severance benefits in the event that a participant's employment with the Company is terminated, voluntarily or involuntarily, without cause within one year after a change of control of the Company, provided that the eligible participant signs a general waiver or release of the Company prior to receipt of the benefits. Such benefits include cash severance, payment of premiums under employee benefits plans, COBRA continuation coverage, accelerated vesting of unvested stock options, and additional payments if the amounts which a participant would receive in connection with a change in control of the Company would constitute a "parachute payment" or be subject to excise tax.

The Severance Plan provides that, to the extent designated by the Compensation Committee or the Chief Executive Officer, the Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents, Vice Presidents and others would be eligible to participate in the Severance Plan. Currently, only Dr. Wick is eligible to participate in the Severance Plan. Under the Severance Plan, Dr. Wick, as the Chief Executive Officer, is eligible to receive (1) 100% of accelerated vesting of then unvested stock options; (2) a lump sum cash payment equal to two times the greater of: (i) the sum of his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect on the date of termination; or (ii) the sum of the his base salary and the greater of: (a) the annual cash bonus paid to him in the prior year; or (b) his Annual Target Bonus as in effect immediately prior to the Change of Control; (3) continuation of health benefits for up to 24 months and COBRA continuation coverage. Dr. Wick would also be entitled to additional payments if the amounts he would receive in connection with a change in control of the Company would constitute a "parachute payment" or be subject to excise tax. Dr. Wick's benefits under the Severance Plan, when applicable, will supersede the severance benefits under his employment contract.

2008 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The following table provides information on severance benefits that would become payable under Dr. Wick's Employment Agreement and the Severance Plan as amended and effective December 17, 2008 if the employment of Dr. Wick terminated on December 31, 2008, based on his compensation as of such date and based on the Company's closing stock price ($0.38 per share) as of December 31, 2008.

	Voluntary Termination or Involuntary Termination Without Cause After A Change of Control			Involuntary Termination Without Cause		
Name and Principal Position	Health Care Benefits ($) (1)	Salary ($) (2)	Equity Acceleration ($) (3)	Health Care Benefits ($) (4)	Salary ($) (5)	Equity Acceleration ($) (3)
Michael M. Wick President, Chief Executive Officer and Chairman	13,176	1,578,000	-0-	6,588	789,000	-0-

(1) Represents the cost of 24 months of health benefits paid by the Company.

(2) Represents 200% of the sum of Dr. Wick's annual base salary, $514,000, and his bonus, $275,000, awarded for 2007, as no specific bonus target was established to be received in 2008. The Company's Executive Officer Bonus Plan provides for the payment of a cash bonus ranging from 0% to 150% of the executive's base salary. If a bonus target had been established for Dr. Wick equal to the maximum 150% of his base salary in 2008, this amount would have been $2,570,000.

(3) Represents the excess of closing fair market value of the shares accelerated vested and exercisable on December 31, 2008 over the aggregate exercise price of such shares.

(4) Represents the cost of 12 months of health benefits paid by the Company over the next 12 months following the involuntary termination of Dr. Wick's employment by the Company without cause.

(5) Represents the sum of Dr. Wick's annual base salary and bonus payable in equal semi-monthly installments over the next 12 months following the involuntary termination of his employment by the Company without cause.

A detailed description of the severance and change in control benefits can be found under the section entitled "Compensation Discussion and Analysis—Compensation Components" of this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides information regarding the compensation paid to the Chief Executive Officer, Chief Financial Officer, and three other executive officers who were the most highly compensated executives of Telik, Inc. (the "Named Executive Officers"). For the 2008 fiscal year these individuals were:

- Dr. Michael M. Wick, Chief Executive Officer;
- Ms. Cynthia M. Butitta, Chief Operating Officer and Chief Financial Officer;
- Dr. Stefan Ryser, Senior Vice President Corporate Strategy;
- Mr. Marc L. Steuer, Senior Vice President Business Development; and
- Mr. William P. Kaplan, Vice President General Counsel and Corporate Secretary.

In this Compensation Discussion and Analysis, Telik, Inc. is referred to as "we," "us," "our," or "the Company."

The compensation paid to or earned by our Named Executive Officers for the 2008 fiscal year is reported in the tables beginning on page 22 of this proxy statement. This Compensation Discussion and Analysis addresses the following topics:

- Governance of Executive Compensation Program
- Executive Compensation Philosophy and Framework
- Named Executive Officer Compensation Decisions
- Other Considerations

Governance of Executive Compensation Program

Role of the Compensation Committee

The purpose of our Compensation Committee (the "Committee") is to act on behalf of our Board of Directors to fulfill the Board's responsibilities to set and oversee the compensation of our executive officers. With respect to our Named Executive Officers, the Committee reviews and approves: (i) annual base salaries; (ii) annual incentive compensation; (iii) long-term incentive compensation; (iv) employment, severance, and change-in-control agreements; and (v) other compensation and benefits, if any.

Committee Interaction with Management

In carrying out its responsibilities, the Committee consults with Dr. Wick, our Chief Executive Officer, who provides information on the Company's achievement of the designated corporate goals and each of the Named Executive Officers' performance and contribution for the year and presents to the Committee his recommendations on executive compensation, except with respect to his own compensation. Dr. Wick also participates in the Committee's determination of the corporate goals that are used as one factor in the determination of annual incentive awards. Dr. Wick does not participate in the deliberations on any aspect of his own compensation. Although the Committee solicits and reviews Dr. Wick's recommendations, the information and recommendations provided by Dr. Wick are just one of several factors the Committee uses in making compensation decisions for our Named Executive Officers.

Committee Process

The Committee regularly reports to, and consults with, the Board of Directors on the results of its reviews and any actions it takes or proposes to take with respect to compensation policies and executive officer compensation decisions. As permitted by its Charter, the Committee has delegated its authority to Dr. Wick within certain pre-established limits and grant guidelines (as discussed in further detail below under "Equity Grant Practices") to grant stock options to employees other than executive officers.

Executive officer base salaries, as well as annual bonus awards, are generally reviewed each year in December and January, with adjustments generally effective in January. Grants of stock options are generally considered and made during this same time period based primarily on corporate and individual performance. For fiscal 2007, stock options were granted to our executive officers during the first quarter of the following fiscal year. To date, stock options have not been granted to our executive officers for fiscal 2008.

Committee Membership and Meetings

From January 1 through July 31, 2008, the Committee was composed of Drs. Stefan Ryser and Steven Goldring and Mr. Richard Newman. Dr. Ryser served as the Committee's chair. On August 1, 2008, Dr. Ryser became an employee of the Company and ceased being a member of the Committee. Mr. Newman was appointed to the Committee and has served as the new Committee's chair; and Dr. Herwig von Morzé became a member of the Committee effective August 1, 2008. All Committee members meet the "independent director" definition of the Nasdaq listing standards; the "non-employee director" definition of Rule 16b-3 under Section 16 of the Securities Exchange Act of 1934; and the "outside director" definition of Section 162(m) of the Internal Revenue Code of 1986.

The Committee holds regular quarterly meetings and, in addition, meets as often as it considers necessary to carry out its responsibilities. The Committee met five times in fiscal 2008 and, in addition, acted once by unanimous written consent.

Use of External Advisors

Compensia, Inc., is the executive compensation advisor engaged by the Committee to provide it with advice, information and recommendations relating to executive compensation. Compensia serves at the discretion of the Committee. Compensia did not provide any other services to the Company in fiscal 2008.

In fiscal 2008, Compensia provided the following assistance to the Committee:

- Provided a survey of comparable companies' compensation practices and benchmarks;
- Provided an assessment of the effect of the current financial recession on compensation decisions of comparable biotechnology companies; and
- Provided an updated general assessment of the Company's executive compensation levels and guidelines for base salary, cash incentive pay and equity ownership potential.

Executive Compensation Philosophy and Objectives

Compensation Philosophy

We use our executive compensation program to ensure the successful execution of our annual and long-term strategic business plan, thereby creating long-term value for our stockholders. To achieve these goals, our executive compensation program is designed to motivate, reward and retain our executives and align their interests with those of our stockholders, all within the context of responsible cost management. In practice, this means that in order to successfully design our executive compensation program, the Committee must take into account the competitive market for qualified executive talent in the life science field, long product cycles, high risk operating execution and competition from much larger and better capitalized competitors.

Compensation Objectives

Consistent with our philosophy, our executive compensation program is designed to achieve four primary objectives:

1. Establish a direct correlation between compensatory rewards and both business results and individual performance;
2. Align the interests and objectives of management and employees with driving Company growth and creating stockholder value;
3. Share the enterprise value created by the Company's executive officers through the distribution of equity to the executive officers; and
4. Provide health and welfare protection to assist executive officers and their families, and provide to the executive officers a tax-qualified retirement savings program.

Compensation Mix

Consistent with our compensation objectives, the Committee provides a mix of compensation elements primarily composed of base salary, annual bonus and long-term equity incentives. Each of these components is discussed in greater detail below. In addition, we provide our Named Executive Officers with health and welfare benefits and a tax-qualified retirement savings program on substantially the same terms and conditions as they are provided to other employees, and we provide to Dr. Wick severance benefits.

The Committee determines each element of the compensation mix individually to ensure the desired objectives for that element (as described below) are met. The Committee does not formally evaluate the compensation mix between short-term and long-term compensation or between cash and non-cash compensation. Upon completing its determination of each compensation element, the Committee reviews the value of the total compensation package to ensure that, in the aggregate, the compensation package is reasonable, appropriate from an internal equity standpoint and within market norms, with all decisions based on the judgment of the members of the Committee.

Compensation Positioning

While the Committee does not target a specific percentile relative to our comparable companies for any element of compensation or for the total compensation of our executives, it considers the following factors when setting Named Executive Officer compensation levels:

- Our continued successful development of drug candidates through Phase 2 studies;
- The executives' individual performance during the fiscal year;
- The executives' contributions to the Company during the fiscal year;
- The market range for compensation based on the practices of our peer group;
- The scope of each executive's role compared to other similarly-situated executives at companies in our peer group; and
- Our financial condition and cash flow.

Benchmarking

To assess the competitiveness of our executive compensation program and compensation levels, each year the Committee examines the executive compensation practices of a peer group of life science companies. The peer group used for fiscal 2008 was the same group used for fiscal 2007, which was compiled with the assistance of Compensia. The compensation data for the peer group companies was gathered from publicly-available filings.

The peer group companies were selected on the basis of their similarity to the Company in industry (life sciences), geographic location, size (based on market capitalization and employee population), and the stage of product development (all companies were "pre-revenue," i.e., revenue was not being generated from the sale of their products, with their most advanced product in Phase II or Phase III clinical trials).

The fiscal 2008 peer group was as follows:

Fiscal 2008 Peer Group

- Arena Pharmaceuticals
- Cell Genesys
- Cytokinetics
- Geron
- ISIS Pharmaceuticals
- Neurocrine Biosciences
- Pain Therapeutics
- Rigel Pharmaceuticals
- Sangamo Biosciences
- Theravance
- Threshold Pharmaceuticals

The Committee does not use the peer group to target a specific percentile or dollar level for executive compensation. While the Committee believes it is important to understand the market for executive compensation at similar companies in order to make its compensation decisions, this is just one factor that it considers in determining the compensation of our Named Executive Officers as discussed herein.

Compensation Components

The primary elements of our executive compensation program are base salary, an annual incentive compensation opportunity, and a long-term equity incentive award.

Base Salary

Base salary represents the fixed portion of our Named Executive Officers' compensation. As noted above, the Committee typically reviews our Named Executive Officers' base salaries in December and January of each year.

This year, Dr. Wick presented to the Committee his assessment of the performance and contributions of the other executive officers based on their corporate and individual performance and recommended that it would not be appropriate to have any base salary adjustments in light of the current economic environment and the need to conserve cash. The Committee considered these recommendations along with an analysis of peer group company base salaries, and the factors set forth under "Compensation Positioning." As a result of its deliberations, the Committee determined that the Named Executive Officers' base salaries remained at competitive levels, and that it was in the best interest of the Company that the Named Executive Officers' base salaries remain at their 2008 levels in light of the uncertainty of the economic environment and the need for the Company to conserve cash. Base salaries for our Named Executive Officers for 2008 and 2009 are as follows:

Executive	Title	Beginning Fiscal Year 2008 Base Salary	Fiscal Year 2009 Base Salary (Eff. 1/1/09)	Total Percent Increase
Michael M. Wick	President & CEO	$514,000	$514,000	0%
Cynthia M. Butitta	COO & CFO	$379,000	$379,000	0%
Stefan Ryser	SVP, Corporate Strategy	$ 0(1)	$325,000	0%
Marc L. Steuer	SVP, Business Development	$300,000	$300,000	0%
William P. Kaplan	VP, General Counsel and Corporate Secretary	$264,000	$264,000	0%

(1) Dr. Ryser was appointed by the Board of Directors as Senior Vice President, Corporate Strategy of the Company on August 1, 2008. His annual base salary as of such date was $325,000.

Annual Bonus Awards

In the 2008 fiscal year, the annual incentive compensation awards for our Named Executive Officers were determined under our Executive Officer Bonus Plan.

Fiscal 2008 Executive Officer Bonus Plan

The Company maintains an Executive Officer Bonus Plan (the "Bonus Plan") under which the Committee may reward our executives for exceptional corporate and individual performance. All of our executives participate in the Bonus Plan. The Bonus Plan provides for the payment of cash incentive compensation awards ranging from 0 to 150% of each executive's base salary, with no specific bonus target for each executive. The determination of the actual payout is made by the Committee, in its discretion, after considering the Company's performance for the last completed fiscal year, the individual executive's performance and contributions to the Company for the fiscal year, and the Company's then current and anticipated cash reserves. Under the Bonus Plan, the Committee evaluates each executive's performance during the year and each executive's contributions for the year. Satisfactory performance is necessary for receiving a bonus, but the size of the bonus is heavily influenced by the significance of the executive's contributions for the year.

To assist our executives in focusing on the achievement of the desired corporate performance for the fiscal year, the Committee establishes several corporate objectives that it believes should be accomplished during the year. These corporate objectives are communicated to the Board, which may adjust them as it considers advisable. In addition, the Committee may revise these objectives during the fiscal year to take into account changes in circumstances.

Although achieving the corporate objectives is an important factor in deciding whether to pay, and the amount of, any awards, there is no requirement to pay awards even if the corporate objectives are achieved. For example for the 2006 fiscal year, although the corporate objectives established by the Committee were substantially accomplished, no awards were paid to our Named Executive Officers for the year because three ongoing Phase III clinical trials for Telcyta failed to meet primary endpoints.

Corporate objectives for the annual bonus awards for the 2008 fiscal year were established by the Committee in December 2007 and amended in February 2008. The objectives focused on completion of the ASSIST-3 and ASSIST-5 trial data analyses; initiation of two Phase II studies with Telintra tablets, one for patients with myelodysplastic syndrome and the other for patients with chemotherapy induced neutropenia; filing of an IND for TLK58747; completion of certain corporate partnering activities; determination of whether inhibitors of aurora kinases and VEGFR2 kinases meet criteria for further development and the initiation of a trial in chronic neutropenia in collaboration with the Sever Chronic Neutropenia (SCN) International Registry Working Group, if supported.

2008 Annual Bonus Determinations

In December 2008, the Committee reviewed the Company's performance, and each Named Executive Officer's performance and contributions, for the year.

The Committee determined that the corporate objectives established at the beginning of the fiscal year were either substantially achieved or substantially affected by market events and circumstances such that the Committee determined that consideration of the achievement of objectives so affected should be deferred to 2009. The objectives that were substantially achieved by the Company include the completion of the ASSIST-3 and ASSIST-5 data analysis, initiation of the two Telintra trials, selection of a kinase inhibitor activity for further development, and certain corporate partnering activity. Deferred objectives include the TLK58747 IND, initiation of the SCN trial and other corporate partnering activity. Individual performance and contributions of the Named Executive Officers during the 2008 fiscal year were assessed by the Committee with input from Dr. Wick (except with respect to his own performance and contributions). The Committee separately assessed Dr. Wick's performance and his contributions to the Company for the 2008 fiscal year, not in Dr. Wick's presence. The Committee decided, in consultation with Dr. Wick, to refrain from awarding any cash bonuses to the Named Executive Officers for their 2008 performance in light of the current economic environment and the need for the Company to conserve cash.

Long-Term Incentive Compensation

Our long-term incentive compensation practices are designed to reflect a balance between stockholders' dilution concerns and the Company's need to remain competitive in recruiting and retaining executive talent. Accordingly, our actual average gross "burn rate" (shares granted subject to long-term equity incentives divided by our total shares outstanding), has been approximately 3.1% over the past three fiscal years. The Committee believes that our long-term incentive compensation program should focus our Named Executive Officers on stockholder value creation through long-term Company performance, as well as motivate them and retain their services in a competitive job market by providing significant long-term earnings potential.

Award Mix

Our long-term incentive compensation program has always been composed entirely of stock option grants. The Committee believes that, at this stage of the Company's development, stock options provide all employees, including the Named Executive Officers, with the best set of incentives to increase stockholder value as well as the best structure to meet the Company's motivation and retention objectives.

The stock options (which are granted with an exercise price equal to the fair market value of the Company's common stock on the grant date) reward our executives only to the extent the Company's stock price appreciates and stockholders realize value following the options' grant date. The Committee believes that using vesting of stock options aids retention, is consistent with peer group practices and provides rewards for longer-term stock price appreciation.

Generally, stock options are granted upon the initial hire of an executive and in connection with any promotion. In addition, the Committee determines whether each executive, including the Named Executive Officers, should receive an annual grant based on its evaluation of corporate performance and individual performance and contributions.

Fiscal 2008 Equity Awards

In determining the stock option grants for our executives, the Committee primarily considers the following factors:

- Our performance for the prior fiscal year;
- The executives' individual performance in his or her role for the prior fiscal year;
- The executives' individual contributions to the Company for the prior fiscal year;
- The market range of our peer group;
- The scope of each executive's role compared to other similarly-situated executives at companies in our peer group; and
- Current value of vested and unvested equity.

In February 2008, the Committee approved stock option grants to our Named Executive Officers. The grants were based primarily on the Company's and their individual performance for the 2007 fiscal year as set forth in the table below. The stock options were granted with an exercise price of $2.19 per share (the closing market price of the Company's common stock on March 3, 2008, the effective date of grant).

Named Executive Officer	Title	Stock Options Granted	Black-Scholes Value
Michael M. Wick	President & CEO	450,000	$705,807
Cynthia M. Butitta	COO & CFO	325,000	$510,585
Marc L. Steuer	SVP, Business Development	30,000	$ 54,074
William P. Kaplan	VP, General Counsel and Corporate Secretary	60,000	$ 90,096

Of the shares subject to the stock options granted to Dr. Wick and Ms. Butitta, 350,000 and 250,000 shares, respectively, and all of the shares subject to Mr. Kaplan's grant, are subject to a four year vesting schedule, with 25% of the shares vesting in March 2009 and the remainder vesting in equal monthly installments over the remaining three years. The shares subject to the remaining stock option grants of 100,000 shares to Dr. Wick, 75,000 shares to Ms. Butitta and all of the shares subject to Mr. Steuer's option grant, vest upon the Company's achievement of specified performance goals for a significant license agreement relating to a Company product candidate.

The Committee has not to date granted stock options to any of the executive officers, including Dr. Wick, based on the Company's and their individual performance for the 2008 fiscal year.

Benefits

Our Named Executive Officers are provided with a health and welfare benefit program, as well as the opportunity to participate in a tax-qualified Section 401(k) profit sharing-plan. They participate in these plans on substantially the same terms and conditions as our other salaried employees. The Company also offers all employees, including our Named Executive Officers, the ability to purchase Company stock at a discount under its 2000 Employee Stock Purchase Plan.

The Company does not provide any additional perquisites or other personal benefits to its Named Executive Officers.

Post-Employment Obligations

The uncertainty that can arise among management from concern about potential job loss in connection with the occurrence of a change of control of the Company can result in the distraction or untimely departure of key executives. The Committee believes our Change in Control Severance Benefit Plan (the "Severance Plan"), amended in December 2008 to comply with the final regulations under Section 409A, which currently provides change-of-control protection to our Chief Executive Officer, supports Dr. Wick's continued attention and dedication to his assigned duties, and thus assists us in operating in the best interests of our stockholders. This arrangement helps to mitigate our retention risk, as well as provide to our Chief Executive Officer an additional incentive to remain employed with the Company.

The Severance Plan provides that the Chief Executive Officer will receive certain severance benefits if he is terminated without "cause" or resigns for "good reason" (as those terms are defined in the Severance Plan), with respect to a termination occurring after a "change in control" of the Company (as that term is defined in the Severance Plan). The Committee reviewed the benefits provided under the Severance Plan in the 2008 fiscal year and determined that the benefits and coverage under the Severance Plan were reasonable and appropriate at this time.

In addition, Dr. Wick has a severance provision in his Employment Agreement with the Company that provides him with severance benefits in the event of a termination of his employment by the Company without "cause" (as defined in the Employment Agreement) apart from a change in control of the Company. These severance benefits were negotiated with Dr. Wick as part of his initial hiring and were set forth in his initial employment agreement, which was amended in December 2008. At the time of Dr. Wick's hiring, the Committee believed that the receipt of these benefits was necessary for inducing Dr. Wick to join the Company and that the benefits were within market norms. The Committee believes that the continued provision of these benefits to Dr. Wick aids in his retention and that the level of benefits continues to be reasonable and within market norms.

The potential benefits for our Chief Executive Officer associated with these arrangements are set forth in detail under the caption "*Potential Payments Upon Termination or Change in Control*" in this proxy statement.

Other Considerations

Equity Grant Practices

Our equity grant practices are set forth in our "Stock Option Grant Policy." This policy is intended to ensure there is no coordination between the grant of stock options and the release of material non-public information with respect to option grants to new hires and to limit the grant of stock options to existing employees to such times when the disclosure of any material non-public information is most likely to have occurred. In accordance with this policy, grant dates and exercise prices for new hire awards are the first day of the month following the employee's start date and annual and performance awards granted to our continuing employees are made and exercise prices set on the third business day following the announcement of year end or quarterly financial results. If the Company trading window is closed on such date, then the option grant date for these awards is the first business day after the opening of the trading window. For all option grants, the exercise price is determined based on the closing market price of the Company's common stock on the date of grant. Grants to the Named Executive Officers, any 10% stockholders, and members of the Board of Directors are determined by the Committee. Grants to other employees may be made by Dr. Wick and ratified by the Committee at its first meeting following the date of grant. Grants made by Dr. Wick must have an exercise price per option share equal to the closing market price of the Company's common stock on the date of the grant, comply with the grant date guidelines in the Stock Option Grant Policy, not be for more than 50,000 shares per individual per grant, and not be to any executive officer, member of the Company's Board of Directors, or beneficial holder of more than 10% of any equity security of the Company.

Tax Considerations

The Committee considers the potential effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our Named Executive Officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for certain executive officers, unless the compensation is performance-based.

The Committee has examined our current executive compensation program and determined that none of our Named Executive Officers would receive compensation that would not be deductible under Section 162(m). The Committee will continue to monitor the issue of deductibility, and make adjustments to our executive compensation programs, as circumstances warrant.

Section 409A of the Internal Revenue Code

Section 409A imposes additional, significant taxes in the event that a Named Executive Officer, director, or other service provider receives certain "deferred compensation" that either fails to qualify for an exception to the application of Section 409A or fails to satisfy the requirements of Section 409A. Although we do not maintain a traditional nonqualified deferred compensation plan, Section 409A applies to certain severance arrangements and equity awards. Consequently, to avoid additional taxes under Section 409A, we developed the severance arrangements described above and structured our equity awards in a manner intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting Considerations

The Company accounts for its equity compensation under FASB Statement 123 (revised 2004), "Share-Based Payments" or SFAS No. 123R. Under SFAS No. 123R, the Company is required to estimate and record an expense for each equity award over its vesting period. The effect of the compensation expense under SFAS No. 123R is one consideration of the Committee in granting stock options; however, since the Company is not consistently generating revenue at this time, the expense attributable to stock option grants is not currently a significant factor in compensation decisions at this time.

Clawback of Executive Officer Bonuses

The Compensation Committee has not considered whether it would adjust or attempt to recover bonus awards paid to the Named Executive Officers if the relevant performance objectives upon which such bonus awards were based were to be restated or otherwise adjusted in a manner that would have the effect of reducing the amounts awarded or paid. However, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Company's Chief Executive Officer and Chief Financial Officer may be legally required to reimburse the Company for any bonus or other incentive-based or equity-based compensation she, he, or they receive from the Company under certain circumstances.

10b5-1 Trading Plans

Each of our employees, including our Named Executive Officers and Directors, may enter into a written plan for the automatic trading of securities in accordance with Exchange Act Rule 10b5-1.

Stock Ownership Guidelines

Currently, the Company does not have any stock ownership guidelines. The Committee has discussed ownership guidelines and has determined that such guidelines are not appropriate at this time. The Committee expects to reexamine the appropriateness of ownership guidelines from time to time based on the development of the Company.

Compensation Committee Interlocks and Insider Participation

The Company had no Compensation Committee interlocks or insider participation to disclose for the 2008 fiscal year.

Report of the Compensation Committee of the Board of Directors*

The Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K. Based on such review and discussion, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors:

Richard B. Newman
Steven R. Goldring
Herwig von Morzé

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* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

TRANSACTIONS WITH RELATED PERSONS

In accordance with its written charter, our Audit Committee reviews and approves in advance all related-person transactions. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. In determining whether to approve, ratify or reject a related-person transaction, the Audit Committee looks at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

Gail L. Brown, M.D., the spouse of Dr. Wick, the Company's President, Chief Executive Officer and Chairman, joined the Company as a Senior Vice President and Chief Medical Officer on November 26, 2001. Dr. Brown's annual salary was $406,000 in 2008 and remains the same in 2009. In March 2008, Dr. Brown was granted stock options to purchase 250,000 shares of our Common Stock at an exercise price of $2.19 per share, subject to a four year vesting schedule with 25% of the shares vesting in March 2009 and the remainder vesting in equal monthly installments over the remaining three years. In addition, Dr. Brown was granted stock options to purchase 75,000 shares of our Common Stock at an exercise price of $2.19 per share that will vest upon the Company's achievement of specified performance goals for a significant license agreement relating to a Company product candidate.

Dr. Stefan Ryser, a member of the Company's Board of Directors, was hired by the Company on August 1, 2008 as its Senior Vice President, Corporate Strategy. Dr. Ryser's salary at such time was set at $325,000 and remains the same in 2009. In September 2009, Dr. Ryser was granted stock options to purchase 250,000 shares of our Common Stock at an exercise price of $0.67 per share, subject to a four year vesting schedule with 25% of the shares vesting in September 2009 and the remainder vesting in equal monthly installments over the remaining three years. In addition, Dr. Ryser was granted stock options for 75,000 shares of our Common Stock at an exercise price of $0.67 per share that will vest upon the Company's achievement of specified performance goals for a significant license agreement relating to a Company product candidate. The Company also paid Dr. Ryser a $50,000 relocation bonus. These amounts are in addition to the $22,500 in fees and stock options to purchase 65,000 shares of our Common Stock at an exercise price of $2.03 granted in connection with Dr. Ryser's service as a member of the Company's Board of Directors. Dr. Ryser has not received any compensation as a member of the Board of Directors since becoming an executive officer of the Company.

The Company has entered into indemnification agreements with its directors and certain officers for the indemnification and advancement of expenses to these persons to the fullest extent permitted by law. The Company also intends to enter into these agreements with future directors and officers.

HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Telik stockholders will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in "householding," please notify your broker. If you prefer to receive a separate proxy statement and annual report, direct your written request to: Controller, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304 or contact the Controller at (650) 845-7700. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

William P. Kaplan
Secretary

April 17, 2009

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, is available without charge upon written request to: Corporate Secretary, Telik, Inc., 3165 Porter Drive, Palo Alto, CA 94304.

APPENDIX A

FORM OF PROXY

TELIK, INC.

Proxy Solicited by the Board of Directors for the Annual Meeting of Stockholders to Be Held on May 20, 2009

The undersigned hereby appoints Michael M. Wick and Cynthia M. Butitta and each of them, as attorneys and proxies of the undersigned, with full power of substitution, to vote all of the shares of stock of Telik, Inc. which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Telik, Inc. to be held at the offices of Telik, Inc. at 3165 Porter Drive, Palo Alto, CA 94304 on Wednesday, May 20, 2009 at 11:00 a.m. (local time), and at any and all postponements, continuations and adjournments thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the following matters and in accordance with the following instructions, with discretionary authority as to any and all other matters that may properly come before the meeting.

Unless a Contrary Direction Is Indicated, this Proxy Will Be Voted for Proposal 1 and Proposal 2, As More Specifically Described in the Proxy Statement. If Specific Instructions Are Indicated, this Proxy Will Be Voted in Accordance Therewith.

(Continued and to be signed on other side)

Fold and Detach Here

Please mark ☐ your vote as indicated

Proposal 1: To elect the director named below to hold office until the 2012 Annual Meeting of Stockholders:

Herwig von Morzé, Ph.D. ☐ For ☐ Withhold

The Board of Directors Recommends a Vote for Proposal 1.

Proposal 2: To ratify the selection of Ernst & Young LLP as Independent Registered Public Accounting Firm of the Company by the Audit Committee of the Board of Directors of the Company for its fiscal year ending December 31, 2009.

☐ For ☐ Against ☐ Abstain

The Board of Directors Recommends a Vote for Proposal 2.

Please Vote, Date and Promptly Return this Proxy in the Enclosed Return Envelope Which Is Postage Prepaid If Mailed in the United States.

Dated __________, 2009 ____

Signature(s)

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If signer is a corporation, please give full corporate name and have a duly authorized officer sign, stating title. If signer is a partnership, please sign in partnership name by authorized person.

Appendix B

AMENDED AND RESTATED CHARTER OF THE AUDIT COMMITTEE

TELIK, INC.

Purpose and Policy

The primary purpose of the Audit Committee (the "***Committee***") shall be to act on behalf of the Board of Directors (the "***Board***") of Telik, Inc. (the "***Company***") in fulfilling the Board's oversight responsibilities with respect to the Company's corporate accounting and financial reporting processes, the systems of internal accounting and financial controls and audits of financial statements, the quality and integrity of the Company's financial statements and reports and the qualifications, independence and performance of the firm or firms of certified public accountants engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (the "***Auditors***"). The Committee shall also provide oversight assistance in connection with the Company's legal, regulatory and ethical compliance programs as established by management and the Board. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the "***QLCC***") within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the "***Rules of Professional Conduct***"). The operation of the Committee shall be subject to the Bylaws of the Company as in effect from time to time and Section 141 of the Delaware General Corporation Law.

The policy of the Committee, in discharging these obligations, shall be to maintain and foster an open avenue of communication between the Committee and the Auditors and the Company's financial management.

Composition

The Committee shall consist of at least three members of the Board. The members of the Committee shall satisfy the independence and financial literacy requirements of The Nasdaq Stock Market ("***Nasdaq***") applicable to Committee members as in effect from time to time, when and as required by Nasdaq. At least one member shall satisfy the applicable Nasdaq financial sophistication requirements as in effect from time to time.

Meetings and Minutes

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each director of the Company and the Secretary of the Company.

Authority

The Committee shall have authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the Auditors as set forth in Section 10A(m)(2) of the Securities Exchange Act of 1934, as amended, and the rules thereunder and otherwise to fulfill its responsibilities under this charter. The Committee shall have authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as it deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have authority to initiate investigations, to provide notices, including notices to the Securities and Exchange Commission (the "***SEC***"), to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have authority to require that any of the Company's personnel, counsel, Auditors or investment bankers, or any other consultant or advisor to the Company attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

Responsibilities

The Committee shall oversee the Company's financial reporting process on behalf of the Board, shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the Auditors, who shall report directly and be accountable to the Committee. The Committee's functions and procedures should remain flexible to address changing circumstances most effectively. To implement the Committee's purpose and policy, the Committee shall be charged with the following functions and processes with the understanding, however, that the Committee may supplement or (except as otherwise required by applicable laws or rules) deviate from these activities as appropriate under the circumstances:

1. ***Evaluation and Retention of Auditors.*** To evaluate the performance of the Auditors, to assess their qualifications (including their internal quality-control procedures and any material issues raised by that firm's most recent internal quality-control or peer review or any investigations by regulatory authorities) and to determine whether to retain or to terminate the existing Auditors or to appoint and engage new auditors for the ensuing year, which retention shall be subject only to ratification by the Company's stockholders.

2. ***Approval of Audit Engagements.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements, to perform all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing, the compensation to be paid, at the Company's expense, to the Auditors and the negotiation and execution, on behalf of the Company, of the Auditors' engagement letters, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

3. ***Approval of Non-Audit Services.*** To determine and approve engagements of the Auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor, which approval may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

4. ***Auditor Conflicts.*** At least annually, to receive and review written statements from the Auditors delineating all relationships between the Auditors and the Company, consistent with Independence Standards Board Standard No. 1, to consider and discuss with the Auditors any disclosed relationships and any compensation or services that could affect the Auditors' objectivity and independence, and to assess and otherwise take appropriate action to oversee the independence of the Auditors.

5. ***Audited Financial Statement Review.*** To review, upon completion of the audit, the financial statements proposed to be included in the Company's Annual Report on Form 10-K to be filed with the SEC and to recommend whether or not such financial statements should be so included.

6. ***Annual Audit Results.*** To discuss with management and the Auditors the results of the annual audit, including the Auditors' assessment of the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the Auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

7. ***Quarterly Results.*** To review and discuss with management and the Auditors the results of the Auditors' review of the Company's quarterly financial statements, prior to public disclosure of quarterly financial

information, if practicable, or filing with the SEC of the Company's Quarterly Report on Form 10-Q, and any other matters required to be communicated to the Committee by the Auditors under generally accepted auditing standards.

8. *Management's Discussion and Analysis*. To review and discuss with management and the Auditors, as appropriate, the Company's disclosures contained under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its periodic reports to be filed with the SEC.

9. *Press Releases.* To review and discuss with management and the Auditors, as appropriate, earnings press releases, as well as the substance of financial information and earnings guidance provided to analysts and ratings agencies, which discussions may be general discussions of the type of information to be disclosed or the type of presentation to be made. The Chair of the Committee may represent the entire Committee for purposes of this discussion.

10. *Risk Assessment and Management.* To review and discuss with management and the Auditors, as appropriate, the Company's guidelines and policies with respect to risk assessment and risk management, including the Company's major financial risk exposures and the steps taken by management to monitor and control these exposures.

11. *Management Cooperation with Audit.* To evaluate the cooperation received by the Auditors during their audit examination, including a review with the Auditors of any significant difficulties with the audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management's response, if any.

12. *Management Letters.* To review and discuss with the Auditors and, if appropriate, management, any management letter issued or, to the extent practicable, proposed to be issued by the Auditors and management's response, if any, to such letter, as well as any additional material written communications between the Auditors and management.

13. *Disagreements Between Auditors and Management.* To review and discuss with management and the Auditors any material conflicts or disagreements between management and the Auditors regarding financial reporting, accounting practices or policies and to resolve any conflicts or disagreements regarding financial reporting.

14. *Internal Control Over Financial Reporting.* To confer with management and the Auditors regarding the scope, adequacy and effectiveness of internal control over financial reporting including any special audit steps taken in the event of material control deficiencies.

15. *Separate Sessions.* Periodically, to meet in separate sessions with the Auditors and management to discuss any matters that the Committee, the Auditors or management believe should be discussed privately with the Committee.

16. *Correspondence with Regulators.* To consider and review with management, the Auditors, outside counsel, as appropriate, and, in the judgment of the Committee, such special counsel, separate accounting firm and other consultants and advisors as the Committee deems appropriate, any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements or accounting policies.

17. *Complaint Procedures.* To establish procedures, when and as required by applicable laws and rules, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

18. ***Regulatory and Accounting Initiatives.*** To review with management, counsel and the Auditors, as appropriate, any significant regulatory or other legal or accounting initiatives or matters that may have a material impact on the Company's financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

19. ***Ethical Compliance.*** To review the results of management's efforts to monitor compliance with the Company's programs and policies designed to ensure adherence to applicable laws and rules, as well as to its Code of Conduct, including review and approval of related-party transactions as required by Nasdaq rules and review of updates to the Code of Conduct.

20. ***Investigations.*** To investigate any matter brought to the attention of the Committee within the scope of its duties if, in the judgment of the Committee, such investigation is necessary or appropriate.

21. ***Proxy Report.*** To prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

22. ***Annual Charter Review.*** To review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

23. ***Report to Board.*** To report to the Board with respect to material issues that arise regarding the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Company's Auditors or such other matters as the Committee deems appropriate from time to time or whenever it shall be called upon to do so.

24. ***Procedures for Receipt of Attorney Report.*** To adopt written procedures for the confidential receipt, retention and consideration of any report of evidence of a material violation under Rule 205.3 of the Rules of Professional Conduct.

25. ***QLCC Responsibilities.*** To carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.

26. ***General Authority.*** To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

It shall be the responsibility of management to prepare the Company's financial statements and periodic reports and the responsibility of the Auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee's responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.

Appendix C

CHARTER OF THE NOMINATING COMMITTEE

TELIK, INC.

Organization

The Nominating Committee (the "***Committee***") of the Board of Directors (the "***Board***") of Telik, Inc., a Delaware corporation (the "***Company***"), shall consist of at least two members of the Board. No Committee member shall be an employee of the Company, and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of The Nasdaq Stock Market ("***Nasdaq***"), when and as required by Nasdaq. The members of the Committee shall be appointed by the Board.

Statement of Policy

The purpose of the Committee shall be to (i) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (ii) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (iii) recommend to the Board for selection candidates to the Board; and (iv) make other recommendations to the Board regarding affairs relating to the directors of the Company.

Operating Principles and Processes

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Resources*—The Committee shall be authorized to access such internal and external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.
- *Reporting to the Board*—The Committee shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

Responsibilities

The operation of the Committee will be subject to the provisions of the Bylaws of the Company and the Delaware General Corporation Law, each as in effect from time to time. The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations*—The Committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company's Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for re-election to the Board, as well as monitoring the size of the Board. The Committee shall also recommend to the Board for selection candidates to the Board. The Committee shall also have the power and authority to consider recommendations for Board nominees and proposals submitted by the Company's stockholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate stockholder communications with the Board of Directors, to recommend to the Board appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

- *Board Assessment*—The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment shall include evaluation of the Board's contribution as a whole and effectiveness in serving the best interests of the Company and its stockholders, specific areas in which the Board and/or management believe contributions could be improved, and overall Board composition and makeup, including the re-election of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by Nasdaq. The results of these reviews shall be provided to the Board for further discussion as appropriate.

Meetings

The Committee will hold at least one regular meeting per year and additional meetings, as the Committee deems appropriate.

Reports

The Committee will report to the Board from time to time, or whenever so requested by the Board.

004CT14936

TELIK